Table of Contents

As confidentially submitted to the Securities and Exchange Commission on December 3, 2021

This Amendment No. 2 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Athena Bitcoin Global

(Exact name of registrant as specified in its charter)

Nevada	6099	87-0493596
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1332 N Halsted St Suite 403

Chicago, IL 60642

(312) 690-4466

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Gravengaard

Chief Executive Officer

1332 N Halsted St Suite 403

Chicago, IL 60642

(312) 690-4466

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Iwona Alami, Esq.
Law Office of Iwona J. Alami
620 Newport Center Dr.
Suite 1100
Newport Beach, CA 92660
(949) 200-4626	Telephone: (___) ___-____

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $0.001 per share	409,412,900	$	$	$
Common Stock, par value $0.001 per share (3)	*
TOTAL	*

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such an indeterminate amount of shares of common stock as may become issuable to prevent dilution resulting from stock splits, stock dividends and similar events.

(2)	Calculated pursuant to Rule 457(c), solely for the purpose of computing the amount of the registration fee, on the basis of the average of the closing bid and ask prices of the registrant’s common stock quoted on The OTC Market Pink on [●], 2021.

(3)	Represents shares of common stock issuable upon the conversion of the principal amount of the Company’s 6% Convertible Debentures Due 2023 (the “Convertible Debentures”) that were acquired by the selling shareholders in a private placement and are offered by the selling stockholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated [●], 2021

[●] Shares of Common Stock

This prospectus relates to the resale or other disposition of up to [●] shares of Athena Bitcoin Global common stock, par value $0.001 per share (the “common stock” or “shares”), which may be offered for sale from time to time by the selling shareholders named in this prospectus (each a “Selling Shareholder” and, collectively, the “Selling Shareholders”). The shares of our common stock covered by this prospectus include: (i) 409,413,900 shares of common stock that were issued by us to the Selling Shareholders in the share exchange transaction or were purchased by the Selling Shareholders in private transactions, and (ii) up to [●] shares of common stock issued or issuable upon exercise of our outstanding 6% Convertible Debentures Due 2023 (the “Convertible Debentures”) which were issued in connection with a private placement financing in 2021. We are registering the resale of the shares of common stock underlying the Convertible Debentures as required by the Securities Purchase Agreement that we entered into with the Selling Shareholders as of June 22, 2021, which provided said Selling Shareholders with certain registration rights with respect to the common stock issuable upon conversion of the Convertible Debentures (the “Purchase Agreement”). We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of any shares of common stock by the Selling Shareholders. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares of common stock. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock.

Our common stock is quoted on the OTC Pink Market (“OTC Pink”) operated by the OTC Markets Group, Inc. under the symbol “ABIT”. On [●], 2021, the last reported sale of our common stock was $[●]. There is a limited public trading market for our common stock. You are urged to obtain current market quotations for the common stock.

Until such time as our common stock is quoted on the OTCQB, the shares covered by this prospectus will be sold by the Selling Shareholders from time to time at a fixed price of $[●] per share, representing the average of the high and low prices as reported on the OTC Pink on [●], 2021 subject to the agreement between the Company and individual shareholders. No such agreements are currently in place. If and when our common stock is regularly quoted on the OTCQB, the Selling Shareholders may sell their respective shares of common stock, from time to time, at prevailing market prices or in privately negotiated transactions.

Our registration of the shares of common stock covered by this prospectus does not mean that the Selling Shareholders will offer or sell any of the shares. The Selling Shareholders may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices at varying prices. See “Plan of Distribution” which begins on page 88 of this prospectus for more information.

This offering will terminate on the earlier of (i) the date when all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), (ii) or the date that all of the securities may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, (iii) or we decide at any time to terminate the registration of the shares at our sole discretion.

We have made no written communications as defined under Rule 405 of the Securities Act to prospective investors or investors.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

Investing in our shares involves a high degree of risks. You should carefully consider the Risk Factors beginning on page 10 of this prospectus before you make an investment in our securities.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act (the “Jobs Act”) and defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is dated [●], 2021.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. The Selling Shareholders are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date. We are responsible for updating this prospectus to ensure that all material information is included and will update this prospectus to the extent required by law.

For investors outside of the United States: Neither we nor any of the Selling Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of common stock by the Selling Shareholders and the distribution of this prospectus outside of the United States.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the Selling Shareholders may, from time to time, sell the shares of common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except for the section titled “Plan of Distribution,” which additions, updates, or changes that are material shall only be made pursuant to a post-effective amendment). You may obtain this information without charge by following the instructions under the section titled “Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our shares.

INDUSTRY AND MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal Company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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Glossary of Bitcoin and Crypto Terms

•	Address: An alphanumeric reference to where crypto assets can be sent or stored.

•	Ankr: An Ethereum token that powers a decentralized public blockchain infrastructure that aims to make it easy and affordable for anyone to participate in blockchain ecosystems.

•	Bitcoin: The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto. Bitcoin, while having several of the primary attributes of money, is not considered a currency or money in the jurisdictions that the Company operates.

•	Bitcoin ATM: A kiosk that can be used by a Customer to buy or sell Bitcoin or other crypto assets in exchange for Cash.

•	Bitcoin Cash (BCH): A fork of Bitcoin that seeks to add more transaction capacity to the network in order to be useful for everyday transactions. BCH is based on the original Bitcoin blockchain with some distinct differences. A major one is an increased maximum block size of 32MB, compared to just 1MB on Bitcoin. Increased block size allows BCH to process transactions faster than Bitcoin, with lower fees and an increased per-second transaction capacity.

•	Bitcoin SV: A fork of Bitcoin Cash (BCH), also known as Bitcoin Satoshi’s Vision, that attempts to restore the original Bitcoin protocol to align with Bitcoin inventor Satoshi Nakamoto’s original vision for the blockchain network.

•	Block: A grouping of Transactions validated by Miners and disseminated by the Network to servers that maintain the records in a Blockchain. Blocks are added to an existing Blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.

•	Blockchain: A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.

•	Cash: The physical specie or banknotes of a sovereign country including the US Dollar and other countries that issue fiat currency in paper formats.

•

Chivo: Official Bitcoin platform of El Salvador that supports the use of Bitcoin as legal tender in the country. The platform facilitates the exchange of Bitcoin and US dollar between users and their counterparties. The Chivo brand, which is the exclusive property of the government of El Salvador, is used across multiple products and services including a mobile wallet (Chivo wallet), integrated ATMs (Chivo ATMs) and point-of-sale (“POS”) terminals.

•	Cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.

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Confirmation: A Bitcoin or similar transaction is considered confirmed when it is included in a new Block in the Blockchain. Each time another block is appended to the chain, the Transaction is confirmed again.

•	Crypto: A broad term for any cryptography-based market, system, application, or decentralized network.

•	Cryptocurrency: Bitcoin and alternative coins, or ‘altcoins’. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.

•	Customer: A retail user of our Bitcoin ATMs or client of one of our other services.

•	Customer Buying: When a Customer acquires Bitcoin or crypto asset in exchange for Cash or a Wire Transfer. In these transactions, the Company is selling Bitcoin or crypto asset and acquiring Fiat Currency.

•	Customer Selling: When a Customer acquires Fiat Currency, either Cash or Wire Transfer, in exchange for Bitcoin or crypto asset. In these transactions, the Company is acquiring Bitcoin or crypto asset in exchange for Fiat Currency.

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Crypto Asset: Bitcoin and alternative digital forms of money, or ‘altcoins’, launched after the success of Bitcoin. This category of crypto asset is designed to work as a medium of exchange or store of value. Inclusive of Ethereum, Litecoin, and Bitcoin Cash, but not securities. In the Company’s marketing documents and website, this would be referred to as cryptocurrency, however in this document we refer to this category of digital token as a crypto asset.

•	Ethereum: A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, or “Ether,” the native crypto assets on the Ethereum network.

•	Fiat Currency: The currency issued by a sovereign government or bloc including the US Dollar, Argentine Peso, or Euro.

•	Fork: A fundamental change to the software underlying a blockchain which results in two different blockchains, the original, and the new version. In some instances, the fork results in the creation of a new token.

•	Hot Wallet: A wallet that is connected to the internet, enabling it to broadcast transactions.

•	Miner: Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their services.

•	Mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.

•	Monero: A cryptocurrency focused on privacy, which allows users to send and receive transactions without making this data available to anyone examining its blockchain.

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•	Network: The collection of all Miners and Nodes that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.

•	Node: A server that maintains a record of the Blockchain and can communicate with other Nodes on the Network to propagate new Transactions. Nodes can also maintain Wallets and safeguard Private Keys.

•	Protocol: A type of algorithm or software that governs how a blockchain operates.

•

Public key or private key: Each public address has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any funds belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

•	Ripple: Also known as XRP is the cryptocurrency used by the Ripple payment network. Built for enterprise use, XRP aims to be a fast, cost-efficient cryptocurrency for cross-border payments.

•	Siacoin: Native cryptocurrency for the Sia blockchain platform, which serves as a way for customers to pay hosts for renting storage space. The Sia project is meant to create a distributed, decentralized network for cloud data storage, similar to Dropbox or Google Drive.

•	Stable Coin: A Token issued for the purpose of maintaining a constant value relative to a fiat currency. Examples include USDC, Tether, or GUSD. Many of these operate as un-regulated money market fund equivalents. These have become a popular method to transfer funds between exchanges without taking price risk.

•	Tether: A blockchain-based cryptocurrency whose tokens in circulation are backed by an equivalent amount of U.S. dollars, making it a stablecoin with a price pegged to USD $1.00.

•	Token: A unit of a crypto asset or other instrument secured by and recorded on a Blockchain. Tokens could include the primary units of a Blockchain as in Ethereum or Bitcoin, or be a separate construct whose ownership is recorded using such a Blockchain as in an ERC-20 Token, whose ownership might convey any number of properties.

•	Transaction: The transfer of Bitcoin or a crypto asset from one Address to one or more Addresses. The Transaction is validated by Nodes and Miners according to the Protocol and specifically must be signed using the private key of the sending Address to be included in a Block, whereby it becomes Confirmed.

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Tron: Tron is a blockchain-based decentralized digital platform with its own cryptocurrency, called Tronix or TRX. It is a platform built specifically for peer-to-peer file sharing with the goal of competing with centralized media tech giants such as YouTube.

•	Wallet: A place to store public and private keys for crypto assets. Wallets are typically software, hardware, or paper-based.

•	Wire Transfer: A permanent inter-bank transfer on a national or international settlement system including the Fedwire system in the United States or the SWIFT international system but excluding non-permanent systems like ACH.

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Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire Prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision. Unless the context suggests otherwise, all references to “Athena”, “we”, “us”, “our”, or “the Company” refer to Athena Bitcoin Global, a Nevada corporation and all of its subsidiaries, and all references to “Athena Bitcoin” refer solely to Athena Bitcoin, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company. As used below, Bitcoin with an uppercase “B” is used to describe the system as a whole that is involved in maintaining the ledger of bitcoin ownership and facilitating the transfer of bitcoin among parties. When referring to the digital asset within the Bitcoin network, bitcoin is written with a lower case “b” (except, of course, at the beginning of sentences or paragraph sections, as below). The name “Athena Bitcoin” and the Athena Bitcoin logo service mark appearing in this prospectus are the property of Athena Bitcoin, Inc., a wholly-owned subsidiary of the Company. Solely for convenience, the trademarks, servicemarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that the owner of such trademarks, servicemarks and trade names will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Introduction

We are an early entrant in the crypto asset market and one of the first U.S. publicly traded companies using crypto assets and blockchain technologies in our business operations which include a global network of Athena Bitcoin ATMs.

Our management has determined that it is in our best interests to become a reporting company under the Securities and Exchange Act of 1934 as amended (“Exchange Act”), and endeavor to establish a public trading market for our common stock on the OTCQB or other trading systems. Currently our trading volume is limited and we are subject to Alternative Reporting Standard of OTC Pink Market. Our management believes that establishing a public market on OTCQB or another exchange: (i) will increase our profile as a leading company in the international operation of Bitcoin ATMs, giving us greater identity and recognition, and (ii) will make it easier for us to attract additional equity capital, which we need to expand our business. There is no assurance that we will accomplish any of the foregoing goals and prospective investors are cautioned to carefully read the risk factors set forth herein prior to making an investment decision.

Athena Bitcoin connects the world’s
cash to the world of cryptocurrency.

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Overview

Athena Bitcoin Global owns and operates a global network of Athena Bitcoin ATMs that allow our customers to buy or sell Bitcoin and other major crypto assets in exchange for their local fiat currency, such as dollars or pesos. We are focused on making Bitcoin and other major crypto assets more easily accessible, functional and usable for ordinary people and small businesses. Bitcoin, blockchains, smart contracts and crypto assets are poised to massively change the international financial order, however for billions of people worldwide, this new financial system is out of reach. They still rely on cash, either because they do not have a bank account or choose not to use one. For them, a connection between digital finance and paper currency is necessary.

Bitcoin is a system for decentralized digital value exchange that is designed to enable units of bitcoin to be transferred across borders without the need for currency conversion. Bitcoin is not legal tender, except recently in the country of El Salvador. The supply of bitcoin is not determined by a central government, but rather by an open-source software program that limits both the total amount of bitcoin that will be produced and the rate at which it is released into the network. The responsibility for maintaining the official ledger of who owns what bitcoin and for validating new bitcoin transactions is not entrusted to any single central entity. Instead, it is distributed among the network’s participants. As such, crypto assets are transferred entirely online, with no physical coins or bills. Instead of being held at a bank, crypto assets are held in one’s digital wallet, which is an online vault for holding public and private keys for crypto assets.  Instead of being transferred through banks, clearing houses and payment processors, crypto assets are transferred directly to the recipient online and transactions are recorded on a blockchain or public ledger. The value of each crypto asset is determined by trading among buyers and sellers all over the world. At the end of 2020, the overall market capitalization of crypto assets reached $782 billion, representing a compounded average growth rate (CAGR) of over 150% since 2012. The supply of Bitcoin is greater than the M1 money supplies of the Swiss Franc and the Russian Ruble. One challenge for Bitcoin and other crypto assets is that they typically cannot be used to pay for things like groceries, utility bills, or a house. When someone wants to spend their bitcoin, they will typically need to first convert it to their local currency. Crypto asset owners can go on crypto exchanges like Coinbase and acquire U.S. dollars by selling their crypto asset(s). On Coinbase or other crypto asset exchanges, users can typically sell their bitcoin or other crypto assets for up to 50,000 U.S. dollars a day which can be wired or otherwise sent directly to a bank account and typically usable after one or two business days. Crypto exchanges are well suited for larger, planned transactions but can be inconvenient or entirely unsuitable for smaller or more immediate transactional needs. They also do not offer the level of convenience that bank customers are accustomed to. Most people in the U.S. use bank ATMs rather than bank tellers to get spending cash due to the added convenience.

ATM Market

According to a University of Florida study, there were over 470,135 traditional ATMs operating in the United States in 2018. For Bitcoin owners, our ATMs play a similar role by providing cash conveniently and quickly. Someone that owns Bitcoin, Ethereum, Litecoin or BCH can visit our ATMs and get up to $2,000 in cash in a single transaction. While our ATMs dispense cash for Bitcoin owners like a typical ATM cash machine does for a bank customer, our ATMs function is more akin to currency exchange booths at international airports. Our Bitcoin ATMs are performing real-time exchange between major crypto assets and local fiat currency including dollars and pesos. Instead of exchanging across countries, we exchange between the legacy financial system and a new emerging digital financial system. The majority of our customers use our services to purchase Bitcoin with dollars. Although some of our ATMs in the United States support dispensing dollars in exchange for Bitcoin, only a small percentage of customers use this service. However, in Central and South America, there is a more even distribution between purchases and sales. Athena Bitcoin ATMs enable anyone to quickly buy or sell Bitcoin, Ethereum, Litecoin or BCH in exchange for local paper money. While our ATMs differ substantially in function from bank ATMs, they provide a similar level of convenience. In addition, our ATMs benefit from the public’s vast experience using bank ATMs, which greatly contributes to making Athena Bitcoin ATMs a very user-friendly method for anyone to buy or sell Bitcoin.

Company Summary

The Company is focused on developing, owning and operating a global network of Athena Bitcoin ATMs, which are free standing kiosks that permit customers to buy or sell crypto assets (including Bitcoin, Ethereum, Litecoin and BCH) in exchange for cash (banknotes) issued by sovereign governments and often referred to as fiat currencies. The Company places its machines in convenience stores, shopping centers, and other easily accessible locations. Our network presently includes Athena Bitcoin ATMs in 10 states and 3 countries in Central and South America. We seek to expand our network in the U.S. and globally, and to further develop Athena Bitcoin as a trusted and preferred brand for parties seeking to exchange currency for Bitcoin and other major crypto assets.

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Customers can purchase as little as $1 of Bitcoin, but typically choose between $100 and $1,000 using Athena Bitcoin ATMs. The typical Bitcoin ATM that the Company operates is about 5-feet tall and features a large touchscreen for customer interaction. The customer will need to have a wallet app on his smart phone to buy or sell crypto assets on an Athena Bitcoin ATM. In the process of the transaction, the customer will follow the steps prompted on the screen. When a customer is buying crypto assets, the machine will prompt the customer to insert cash since Athena Bitcoin ATMs do not accept debit or credit cards. When the customer is done, a receipt will print showing exactly how much crypto assets have been bought and the address they were sent to.

The Company’s Bitcoin ATMs do not contain any crypto assets or keys to crypto assets. The Company sells Bitcoin, Ethereum, Litecoin and BCH from cloud-based wallets in each country, enabling real-time supply of crypto assets to its customers. The Company buys most of its crypto assets through automated purchases on crypto exchanges, based on algorithms the Company has developed for balancing its holdings with anticipated demand. In addition to this automated buying program, the Company is active in the over-the-counter dealer market and has bilateral relationships with several large crypto asset trading desks. We replenish our supply of Bitcoin, Ethereum, Litecoin and BCH daily as needed, and hold them in our wallet to sell to users of our ATMs. On average, we sell our holdings of Bitcoin within 3 to 5 days of buying it, and within 7 to 10 days of buying our Ethereum, Litecoin, and BCH holdings. We strive to keep this period short to reduce the effect of changes in crypto assets/U.S. dollar exchange rates on our business and to maximize our working capital. We do not invest or have long term holdings of Bitcoin, Ethereum, Litecoin or BCH

We charge a fee per crypto asset available through Athena Bitcoin ATM, equal to the prevailing price at U.S.- based exchanges plus a mark up that typically ranges between 5% and 20%. The prices shown to customers on our Bitcoin ATM are inclusive of this price spread and are calculated by multiplying the prevailing price level of crypto asset by one plus the mark up. The mark up varies from one crypto asset to another and also by location. It is determined by a proprietary method that is maintained as a trade secret. Our revenues associated with ATM transactions are recognized at the time when the crypto asset is delivered to the customer. By increasing our geographic service area, including our recent expansion of operations in El Salvador, we aim to make Athena Bitcoin into a global financial services company that can connect the world’s cash to the world of crypto assets.

Corporate History and Other Information

The Company was incorporated in the state of Nevada in 1991 under the name “GamePlan, Inc.” for the sole purpose of merging with Sunbeam Solar, Inc., a Utah corporation, which merger occurred as of December 31, 1991 with GamePlan, Inc. as a sole surviving entity. The Company was involved in various businesses, including, gaming and other consulting services, prior to becoming a company seeking acquisitions (a “shell company” as defined in Rule 405 of the Securities Act). The Company was a reporting issuer under the Securities and Exchange Act of 1934 (the “Exchange Act”) from 1999 until 2015 when it filed Form 15 pursuant to Rule 12g-4(a)(1) with the Commission and ceased to be a reporting company.

On January 14, 2020 the Company entered into a Share Exchange Agreement (the “Agreement”), by and among the Company, Athena Bitcoin, Inc., a Delaware corporation (“Athena”) incorporated in 2015, and certain shareholders of Athena. The Agreement provides for the reorganization of Athena, with and into the Company, resulting in Athena becoming a wholly-owned subsidiary of the Company. The agreement is for the exchange of 100% shares of the outstanding common stock of Athena, for 3,593,644,680 shares of GamePlan, Inc. common stock (an exchange rate of 1,244.69 shares of common stock of GamePlan, Inc. for each share of Athena common stock). The closing of the transaction occurred as of January 30, 2020. Subsequently, in May, 2020, the Company filed its amended and restated articles of incorporation authorizing a total of 4,409,605,000 shares of common stock.

The Company approved the name change from “GamePlan, Inc.” to “Athena Bitcoin Global” on March 10, 2021 by the unanimous consent of its Board of Directors and a majority consent of its shareholders. The Company filed an amendment to its Articles of Incorporation with the Secretary of State of the state of Nevada on April 6, 2021, with the effective date of April 15, 2021. The Company’s name change and trading symbol change to “ABIT” was declared effective by FINRA on OTC Pink Market as of June 9, 2021.

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The Company, Athena Bitcoin Global, is a Nevada corporation which owns 100% of our operating subsidiary, Athena Bitcoin, Inc., a Delaware corporation. Our domestic business operations are conducted by Athena Bitcoin, Inc. We have operating subsidiaries in the specific countries where we operate. Our corporate office is located at 1332 N Halsted St., Suite 403, Chicago, IL 60642, and our telephone number is 312-690-4466. Our website is www.athenabitcoin.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

Industry Summary

The Company is an active participant in the operation of Bitcoin ATMs in the U.S. and Latin America. More broadly we are in the retail sales of Bitcoin market, facilitating small purchases of Bitcoin, Ethereum, Litecoin, and BCH. There are many ways that retail consumers, individuals purchasing small amounts from one dollar to a few thousand dollars’ worth, can purchase or dispose of crypto assets.

The Birth of Bitcoin ATMs

In the earliest days of Bitcoin, most transactions were done in person - often facilitated by websites. These sites matched prospective buyers with sellers and facilitated communications and wallet coordination, allowing them to meet in public places like coffee shops and street corners, and exchange bitcoin for envelopes of cash. The first Bitcoin ATMs began appearing in 2014. These ATMs were an instant hit with retail customers who were accustomed to in-person transactions because they offered instantaneous access to bitcoin in a familiar and safe method.

According to Reuters in a March, 2021 article titled “Bitcoin ATMs are coming to a gas station near you”, the industry has grown from a handful of machines operated by hobbyists to more than 15,000 kiosks worldwide primarily operated by increasingly larger organizations. There are many operators of Bitcoin ATM networks, from crypto businesses to major corporate and conventional kiosk companies including Coinstar.

Some Bitcoin ATMs offer one-way exchange, allowing customers to only buy crypto assets. Others offer two-way exchange, so customers can buy crypto assets for cash, or sell some of their crypto assets and receive cash. Athena Bitcoin ATMs, serve clients with the following types of crypto assets: Bitcoin, Ethereum, Litecoin, and BCH in either one-way or two-way exchanges, depending on the functionality of each ATM machine.

Bitcoin Exchanges

Parties that want to use their bank accounts to buy Bitcoin can do so without an ATM. These transactions are the domain of exchanges and specialty apps including services from Coinbase, Gemini, Kraken, and Square. These services generally accept U.S. dollar transfers from bank accounts and do not accept physical currency. These services may or may not, depending on several factors including method of deposit, allow the purchaser of a crypto asset on their platforms to immediately transfer the crypto asset into their own wallet. These services cater to larger purchasers and investors in crypto assets, typically Bitcoin. Users of services may use Bitcoin ATMs as a convenient method to get spending cash, similar to how bank account and credit card holders use bank ATMs.

The growth of businesses and services that accept Bitcoin and make it more functional is contributing to increasing Bitcoin usage. In October of 2020, PayPal and Venmo announced they will accept Bitcoin, thus enabling PayPal and Venmo customers to use their Bitcoin to make online purchases and online payments. In 2020 and thus far in 2021, with little promotion and advertising, we have experienced a significant increase in transaction volumes and average transaction sizes (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). We believe this trend is due in part to an increase in companies and online service providers that are helping to make Bitcoin more widely and easily usable. We believe that the use of Bitcoin ATMs will continue to rise as the Bitcoin and crypto industry and its many interconnected service providers expand.

4

Business Strategies

We seek to grow and distinguish Athena Bitcoin services based on our method of location selection, our global expansion, operational efficiencies, and our authenticity as a crypto industry forerunner with respect to Bitcoin ATMs.

We are an efficient operator.

We are focused on placing Athena Bitcoin ATMs in optimal locations that maximize both current income and future potential. Our ATMs are in urban, suburban, and rural locations. Our site selection criteria and metrics are a closely guarded proprietary aspect of our business. In placing our ATMs, we employ a data driven strategy based on factors we have learned over the years. In addition to data metrics, our placement strategy includes analysis of immediate trends, as we are in a dynamic business where usage is widening dramatically and often in unpredicted ways. Each location is chosen to complement the rest of the fleet and offer customers of diverse backgrounds access to convenient crypto assets transactions.

We are constantly improving our operational efficiency. Our ATMs serve as remote tellers that connect to our centralized cloud-based crypto trading operation. We have proprietary systems and methods of managing our currency exchange operation. Our founders have a deep understanding of high-frequency trading and were some of the first to electronically trade Bitcoin on multiple exchanges simultaneously. The objective of our purchasing algorithms is to frequently re-balance our crypto holdings to meet the dynamic demand of our many customers. Over-buying of any crypto asset can result in inefficiency and currency risk, while under-buying may temporarily prevent us from selling crypto assets at our ATMs. We strive to improve the efficiency of our currency exchange operations to maximize our profits, manage risk and facilitate growth.

We are a global business.

We placed our first ATM outside the U.S. in Mexico in 2017. According to the CIA World Factbook, the median age in the United States is 38. In South America it is 31, and Africa has a median age of only 18. As the digital generation accumulate their wealth, they are far more likely to embrace crypto assets than their predecessors. Bitcoin is poised to quickly become a part of the lives of a huge percentage of the developing world’s population. This “global south” offers a large green field expansion opportunity for us because it combines high usage of physical currency with low median age and reduced access to quality banking.

On June 8, 2021, El Salvador became the first and still remains the only country to officially adopt the cryptocurrency as legal tender when its congress passed the Bitcoin Law proposed by President Nayib Bukele. On September 7, 2021, the Bitcoin Law was implemented and Bitcoin became legal tender in El Salvador, alongside the U.S. dollar, the country’s other official currency. Under the new law, Salvadorans can pay taxes in Bitcoin and businesses are obliged to accept Bitcoin as payment for goods and services, in addition to the U.S. dollar. Given that more than 70% of the adult population of El Salvador does not have access to the traditional banking system, the government of El Salvador believes that Bitcoin will greatly help the unbanked get access to electronic payments.

The Company has begun working with the government of El Salvador in late June 2021 to support the implementation of its Bitcoin Law. In August 2021, we entered into certain agreements for services to be rendered by the Company to the Department of Treasury (Ministerio De Hacienda) of El Salvador, which include installing and operating 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S., 45 Chivo Bitcoin ATMs in other U.S. locations, and importing and distributing 950 Chivo point-of-sale (“POS”) terminals for local businesses in El Salvador to transact with Bitcoin. In addition, we will also develop and maintain a Bitcoin platform (Chivo Ecosystem) designed to support the Chivo digital wallet. See also Business – Operations in El Salvador- Material Contracts on page 60.

Our strategy is to become a global financial services company that can connect the world’s cash to the world of Bitcoin, Ethereum, Litecoin, and BCH. We have spent years learning how to expand our business across borders. We have assembled the people, processes, and technologies to enable us to continue to grow our global footprint we believe is unmatched by our competition.

Competitive Strengths

When comparing Bitcoin ATMs to other methods of transacting, the primary advantage of an ATM is its ability to complete a transaction from payment to delivery of crypto assets quickly. Our ATM will only accept physical currency, which is an immediate and permanent form of payment, and which facilitates the immediate delivery of crypto assets, also an immediate and permanent form of transaction. Apps and services that rely on ACH or other bank mechanisms for the delivery of fiat currency in a transaction often cannot deliver the crypto asset quickly because the funding mechanism is neither immediate nor permanent.

5

Risk Factors Associated with Our Business

Investing in our shares of common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before deciding to invest in our shares. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially adversely affected. In any of such cases, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

•	Our shares are subject to liquidity risks.

•	Our business is in a relatively new consumer product segment, which is difficult to forecast.

•	Our operating results may fluctuate due to the highly volatile nature of crypto.

•	A majority of our net revenue is derived from transactions in Bitcoin. If demand for crypto assets declines, our business, operating results, and financial condition could be adversely affected.

•	The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

•	Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

•	We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

•	As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by regulators and governmental authorities.

•	We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.

•	Loss of a critical banking could adversely impact our business, operating results, and financial condition.

•	Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and business, operating results, and financial condition.

•	The loss or destruction of private keys required to access any crypto assets held for our business transactions with our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause adversely impact our business operations, operating results, regulatory scrutiny, reputational harm, and other losses.

•	None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following the registration of our shares, the sales or distribution of substantial amounts of our common stock, or the perception that such sales or distributions might occur, could cause the market price of our common stock to decline.

6

Impact from COVID-19

The significant global outbreak of COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide and has affected our business in several ways. First, we have been unable to ship our ATMs freely between countries. Second, it has restricted the movement of our employees and their ability to both collaborate in-person, and to do some field-service and installation work.

We are responding to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect the population. Our employees and service providers have transitioned to work-from-home. This subjects us to heightened operational risks. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes may be less secure than those used in our offices, and we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely.

In addition, the continued spread of COVID-19 and the imposition of related public health measures have resulted in, and is expected to continue to result in, increased volatility and uncertainty in the crypto-economy. We also rely on third party service providers to perform certain functions. Any disruptions to a service providers’ business operations resulting from business restrictions, quarantines, or restrictions on the ability of personnel to perform their jobs could have an adverse impact on our service providers’ ability to provide services to us. The continued spread of COVID-19 and efforts to contain the virus could adversely impact our strategic business plans and growth strategy, reduce demand for our products and services, reduce the availability and productivity of our employees, service providers, and third-party resources, cause us to experience an increase in costs due to emergency measures, and otherwise adversely impact our business.

Offering Summary

We are registering the resale of [●] shares of our common stock that include: (i) 409,413,900 shares of common stock that were issued by us to the Selling Shareholders in the share exchange transaction or were purchased by the Selling Shareholders in private transactions, and (ii) up to [●] shares of common stock issued or issuable upon exercise of our outstanding 6% Convertible Debentures Due 2023 (the ”Convertible Debentures”) which were issued in connection with a private placement financing in 2021.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company for up to five years after the effective date of this Registration Statement, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any December 31 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.07 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Additionally, even if we no longer qualify as an emerging growth company, as long as we are neither a “large accelerated filer” nor an “accelerated filer,” we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

7

Summary Consolidated Financial Data

The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2020 and December 31, 2019 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus, which qualify this summary consolidated financial data in their entirety, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace our audited consolidated financial statements and the related notes, and are qualified in their entirety by such financial statements and related notes included elsewhere in this prospectus.

(in thousands) Balance Sheet Summary	December 31 2019 Audited	December 31 2020 Audited
Current assets	$635	$3,544
Other assets	1,003	2,931
Total assets	$1,638	$6,475

Current liabilities	$4,342	$4,312
Long-term liabilities	9,532	5,435
Total shareholders’ deficit	(12,236)	(3,272)
Total liabilities and shareholders’ deficit	$1,638	$6,475

(in thousands) Statement of Operations Summary	For the twelve months ended December 31 of
	2019	2020
Revenues	$22,643	$68,937
Cost of revenues	21,997	62,390
Gross profit	646	6,547

Operating expenses	2,835	3,497
Income/(loss) from operations	(2,189)	3,050

Interest expense	289	990
Loss on crypto asset borrowing derivatives	1,361	1,061
Fees on crypto asset borrowing	372	337
Other (income) expense	(406)	74
Income/(loss) before taxes	(3,805)	588

Income tax expense	–	428
Net income/(loss)	$(3,805)	$160

8

The Offering

Common Stock offered by Selling Shareholders	[●] shares of common stock which include: (i) 409,413,900 shares of common stock that were issued by us to the Selling Shareholders in the share exchange transaction or were purchased by the Selling Shareholders in private transactions, and (ii) up to [●] shares of common stock issued or issuable upon exercise of our outstanding 6% Convertible Debentures Due 2023 (the “Convertible Debentures”) which were issued in connection with a private placement financing in 2021. We are registering the resale of the shares of common stock underlying the principal amount of the Convertible Debentures, as required by the Securities Purchase Agreement that we entered into with the Selling Shareholders as of June 22, 2021, which provided said Selling Shareholders with certain registration rights with respect to the common stock issuable upon conversion of the principal amount of the Convertible Debentures (the “Purchase Agreement”).

Common Stock outstanding before the offering	4,049,392,879 shares of common stock

Exchange Symbol	ABIT

CUSIP	046839106

Terms of the Offering	Until our shares are quoted on the OTCQB, the prices at which the selling shareholders may sell their shares is $[●], which was determined by the average of the high and low prices as reported on the OTC Pink Tier of the OTC Markets on [●], 2021, subject to our agreement with such Selling Shareholders. There are currently no agreements with Selling Shareholders regarding the sales price. The Selling Shareholders have not engaged any underwriter regarding the sale of their shares of common stock. If our common stock becomes traded on the OTCQB, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the Selling Shareholders.

Termination of the Offering	The offering will conclude upon the earliest of (i) such time as all the common stock has been sold pursuant to the registration statement or (ii) such time as all the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act (iii) or we decide at any time to terminate the registration of the shares at our sole discretion.

Trading Market	Our common stock is currently quoted on the OTC Pink Market operated by OTC Markets Group, Inc. There is an uneven and limited trading market for our securities. We intend to apply for quotation on the OTCQB once we become a fully reporting company with the SEC.

Use of proceeds	We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Expenses	We will pay all expenses associated with this registration statement.

Risk Factors	The shares offered hereby involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 10.

The number of shares of common stock to be outstanding immediately after this offering is based on 4,049,392,879 shares of common stock outstanding as of November [●], 2021 and excludes:

•	250,000,000 shares of common stock issuable upon conversion of 8% Convertible Debenture Due 2025 issued to KGPLA Holdings, LLC;

•	10,416,667 shares of common stock issuable upon conversion of 8% Convertible Debenture Due 2025 issued to Swingbridge Crypto III, LLC. On August 26, 2021, the Company provided Swingbridge Crypto III, LLC. with the mandatory notice of conversion of its 8% Convertible Debenture Due 2025, however, such shares of common stock have not been issued yet as of the date of this prospectus.

•	[●] shares of common stock issuable upon conversion of 6% Convertible Debenture Due 2023 issued to certain accredited investors pursuant to the Company’s private placement of up to $5,000,000. Certain holders provided the Company with the notice of conversion of their respective 6% Convertible Debentures Due 2023, however, such shares of common stock have not been issued yet as of the date of this prospectus. See page [●].

9

Risk Factors

Investing in the Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before deciding to invest in the Shares. If any of the risks occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of the Shares could decline, and you could lose part or all your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

The Most Material Risks Related to Our Business and Financial Position

Our business is in a new consumer product segment, which is difficult to forecast.

Our industry segment is new and is constantly evolving. As a result, there is a lack of available information with which to forecast industry trends or patterns. There is no assurance that sustainable industry trends or preferences will develop that will lead to predictable growth or earnings forecasts for individual companies or the industry segment. We are also unable to determine what impact future governmental regulation may have on trends and preferences or patterns within our industry segment. See “Risk Factors Related to Current and Future Regulations and other Law Enforcement Actions” for a discussion of the risks associated with governmental regulation.

Our total revenue is substantially dependent on the volume of transactions conducted by our customers. If such volume declines, our business, operating results, and financial position would be adversely affected.

We generate substantially all our revenue from the sale of crypto assets to our customers, either using our Bitcoin ATMs or over the phone. Revenue is based on the prices that we charge our customers based on prevailing market prices. This revenue may fluctuate based on the price of crypto assets. As such, any declines in the volume of transactions, the price of crypto assets, or market liquidity for crypto assets generally may result in lower total revenue to us.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including:

•	market conditions across all elements of the crypto-economy;

•	changes in liquidity, market-making volume, and trading activities;

•	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

•	the speed and rate at which crypto assets and specifically Bitcoin can gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

•	decreased user and investor confidence in crypto assets and associated exchanges and service providers;

•	negative publicity and events relating to Bitcoin, blockchain technology, or the digital currency economy as a whole;

10

•	unpredictable social media coverage or “trending” of Bitcoin or other crypto assets;

•	the ability for crypto assets to meet user and investor demands;

•	consumer preferences and perceived utility and value of crypto assets and associated markets;

•	increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;

•	regulatory or legislative changes and updates affecting the use, storage, ownership, exchange, or any other aspect of the crypto-economy;

•	the characterization of crypto assets under the laws of various jurisdictions around the world;

•	the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

•	the ability for protocol networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•	ongoing technological viability and security of protocols and their associated crypto assets, smart contracts, applications, and networks, including vulnerabilities against hacks and scalability;

•	fees and speed associated with processing blockchain transactions, including on the underlying protocol networks and on exchanges and other platforms for trading;

•	financial strength of wholesale market participants;

•	the availability and cost of funding and capital;

•	the liquidity of over-the-counter trading desks, market-makers, exchanges, and other wholesale dealers of crypto assets;

•	interruptions in service from or failures of major crypto asset exchanges and platforms;

•	availability of banking and payment services to support crypto-related projects;

•	level of interest rates and inflation in both G-10 economies and emerging markets;

•	monetary policies of governments, trade restrictions, and fiat currency valuation changes; and

•	national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of interest from customers. If the demand for purchasing or selling crypto assets declines, our business, operating results, and financial condition would be adversely affected.

11

The future development and growth of crypto assets and protocols is subject to a variety of factors that are difficult to predict and evaluate. If the future does not develop and grow as we expect, our business, operating results, and financial condition could be adversely affected.

Blockchain technology was only introduced in 2008 and remains in the early stages of development. In addition, different protocols are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other protocol networks—ranging from cloud computing to tokenized securities networks—have only recently been established. The further growth and development of any crypto assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of crypto assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

•	Many protocol networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective tokens and underlying blockchain networks, any of which could adversely affect their respective usefulness.

•	Many networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective crypto networks.

•	Several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying crypto asset.

•	Security issues, bugs, and software errors have been identified with many protocols and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets and their networks and protocols, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a protocol, token or blockchain could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.

•	The development of new technology for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of the crypto asset token, and reduce its price and attractiveness.

•	If rewards and transaction fees for miners or validators on any protocol network are not sufficiently high to attract and retain miners, a network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.

•	The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any crypto network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.

•	Many crypto networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective crypto asset token.

•	Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and if they are not resolved, the development and growth of crypto assets, blockchain technology, or Bitcoin may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

12

Loss of a banking relationship could adversely impact our business, operating results, and financial condition.

Athena depends on having regular and normalized access to a bank checking account for normal business purposes and also for taking deposits of the cash received from the ATM fleet. As a money services business registered with the Financial Crimes Enforcement Network (“FinCEN”) under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and its implementing regulations enforced by FinCEN, our banking partners view us as a higher risk customer for purposes of their anti-money laundering programs. We may face difficulty establishing or maintaining banking relationships due to our banking partners’ policies and some prior bank partners have terminated their relationship with Athena. The loss of these banking partners or the imposition of operational restrictions by these banking partners and the inability for us to utilize other redundant financial institutions may result in a disruption of business activity as well as regulatory risks. In addition, financial institutions in the United States and globally may, because of the myriad of regulations or the perceived risks of crypto assets, decide to not provide accounts, payments other financial services to us. Such events could negatively affect an investment in the Shares.

The Company may be forced to cease operations.

It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of cryptographic and fiat currencies, the inability by the Company, whether in the United States or globally, to obtain clients, the failure of commercial relationships, the failure of development of the necessary technical environment, the failure of government actors to provide needed regulatory clarity, the failure of technology development by third parties, or intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve, either in whole or part, or take actions that result in a dissolution event. During the past six years there have been several rumors that regulation specifically aimed at terminating the practice of selling crypto assets via kiosks, such as the Company’s fleet of Bitcoin ATMs, would be forthcoming. While the regulations hypothesized by these rumors have never been enacted, it remains a risk to the Company’s principal operations and could be detrimental to an investment in the Shares.

Other Risk Factors Related to Our Business Operations and Financial Position

Currently, there is a small use of Bitcoin in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Shares.

Bitcoin and the Bitcoin Network have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets, and the use of Bitcoin by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of Bitcoin demand is generated by speculators and investors seeking to profit from the short- or long-term holding of Bitcoin. A lack of expansion by Bitcoin or other crypto assets into retail and commercial markets, or a contraction of such use, may result in decreased demand for the Company’s services or increased demand for services the Company is not able to provide, either of which could adversely affect an investment in the Shares.

The Company’s assets could be stolen and would be difficult to recover due to the nature of cash and crypto assets.

It is possible that, due to any number of reasons, including, but not limited to, a robbery by either a general malcontent or an employee of the Company could adversely affect the Company’s operations and assets. From time to time, the Company has been the victim of vandalism and targeted attacks on our ATMs, which have resulted in loss of cash and equipment. The Company has also been the target of cyberattacks and has suffered security breaches of its websites, email, cellphones, and other systems related to the operations of the business. On March 31, 2021, we suffered a security breach which resulted in a loss of 29 bitcoin (approximately $1.7 million of market value). We have initiated two independent investigations of the attack with the assistance of law enforcement and outside counsel. See also Management Discussion and Analysis of Financial Condition and Results of Operations on page 31. Historically, stolen Bitcoin, crypto assets of multiple types, and cash have been difficult to recover by law enforcement or other means due to their fundamental nature as fungible instruments of value. At this time, we have no information if the stolen crypto assets can be recovered. The Company’s losses may negatively affect an investment in the Company’s shares.

13

Crypto assets and funds that the Company holds on Bitcoin exchanges could be lost, stolen, or otherwise impaired.

From time to time and for customary reasons of procuring crypto assets, the Company holds assets including dollar deposits, Bitcoin, Ethereum, Litecoin, and BCH on crypto asset exchanges. The Company carefully selects the platforms that it chooses to do business with, however this may not be sufficient to avoid losses if those exchanges suffer losses or other impairments. In 2018, the Company had assets of less than $10,000 on the Quadriga Exchange in Canada when Quadriga filed for bankruptcy protection following the death of its Chief Executive Officer and subsequent discovery of its insolvency. In addition, while not applicable to the Company’s operations, several other well-known and highly regarded exchanges have suffered similar fates. For example, in February 2014, Mt. Gox, then the largest Bitcoin exchange worldwide, filed for bankruptcy protection in Japan after an estimated 700,000 bitcoin were stolen from its wallets. In May 2019, Binance, one of the world’s largest exchanges was hacked, resulting in losses of approximately $40 million. Any such losses by an exchange could have a negative impact on the financial position of the Company and adversely impact an investment in the Shares.

Our lack of insurance protection could adversely impact our business, operating results, and financial condition.

The crypto assets held by us are not insured. We also do not rely on insurance carriers to insure losses resulting from a breach of our physical security, cyber security, or by employee or service provider theft since we do not carry crime and specie insurance. We only maintain a general liability insurance which does not cover crypto assets or breaches described above. Therefore, we may suffer a loss which is not covered by insurance in damages. Such a loss could cause a substantial business disruption of our operations, adverse reputational impact, inability to compete with our competitors, regulatory scrutiny, and consequently, it could adversely impact an investment in our shares of common stock.

The countries, we operate in, may or may not have stable economies, stable banking sectors, or stable governments which may or may not permit us from repatriating profits, maintaining ownership of our business or its assets, or continuing operations.

From time to time, certain governments have seized foreign companies, their assets, and or their operations. It is possible for us to face significant losses if such an event occurs, either specific to us or broadly across the entire country or industry in which we operate. We may, for example no longer be permitted to purchase additional crypto assets, or operate our machines, or return capital or profits to our parent company in the United States. This may result in a total and complete loss of our assets within that country as well as further costs to continue to pay our existing liabilities within that country.

The countries we operate in may not have stable governments or may face significant political, social, or civil unrest.

The countries where the Company operates, or may choose to operate in the future, may face significant periods of political, military, social, or civil unrest. This may result in the destruction of the Company’s property, the destruction of the Company’s other assets, or other harm to the Company and its personnel, which may cause losses or for the Company to incur significant liabilities. Nationalization of certain industries has occurred in some of the countries where Athena currently operates. The loss of access to those nationalized assets may adversely impact an investment in the Shares.

Fluctuations in currency exchange rates could harm our operating results and financial condition.

Revenue generated and expenses incurred from our international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results reflected in our U.S. dollar-denominated consolidated financial statements. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from the expectations of investors, the market price of the Shares could be adversely impacted. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations. Even if we use derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Adverse economic conditions may affect our business.

Our performance is subject to general economic conditions, and their impact on the digital currency markets and our customers. The United States and other international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on the Company is highly uncertain and dependent on a variety of factors, including global adoption of cryptocurrencies, central bank monetary policies, and other events beyond our control. Geopolitical developments, such as trade wars and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital currency markets. To the extent that conditions in the general economic and digital currency markets materially deteriorate, our ability to attract and retain customers may suffer.

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The COVID-19 pandemic could have an adverse effect on our business, operating results, and financial condition.

We are responding to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect their populations. Our employees and service providers have transitioned to work-from-home. This subjects us to heightened operational risks. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. We also face challenges due to the need to operate with the remote workforce and are addressing those challenges to minimize the impact on our ability to operate.

In addition, the continued spread of COVID-19 and the imposition of related public health measures have resulted in, and is expected to continue to result in, increased difficulty in retail or in-store operations, including our ability to ship, install, and maintain our Bitcoin ATM fleet. Some of the retail locations, such as shopping malls, where we have placed our Bitcoin ATMs have closed either permanently or temporarily due to the spread of COVID-19 and the subsequent response by governments and businesses. We also rely on third party service providers, including our armored car services, to perform certain functions. Any disruptions to a service providers’ business operations resulting from business restrictions, quarantines, or restrictions on the ability of personnel to perform their jobs could have an adverse impact on our service providers’ ability to provide services to us. The continued spread of COVID-19 and efforts to contain the virus could result in the death of our customers or employees, adversely impact our strategic business plans and growth strategy, reduce demand for or availability of our products and services, reduce the availability and productivity of our employees, service providers, and third-party resources, cause us to experience an increase in costs due to emergency measures, and otherwise adversely impact our business.

Risk Factors Related to Our Operations in El Salvador

Expansion of business operations in El Salvador may not produce the positive results as planned.

We have established significant operations in El Salvador to support the country’s efforts to use Bitcoin as legal tender. However, there are many factors that could disrupt the implementation of Bitcoin Law in El Salvador, and as a result, our operations in El Salvador. Any of such disruptions can have a negative impact on the financial position of the Company. They could jeopardize our expansion plan and be detrimental to our business.

Those risks, as summarized below include:

•	Exposure to Bitcoin volatility. While Bitcoin can be used as a speculative asset to generate significant gains, it can also generate major losses. Bitcoin went from more than $60,000 per Bitcoin on April 15, 2021 to less than $40,000 on June 15, 2021. Holding or transacting in such an unstable asset is a particularly risky for people with low incomes, who can ill afford to sustain price swings as large as 30% in a single day and may become victims of a significant collapse. If the savings of a whole nation were cut by a third in two months, it would be a destabilizing event for the country and its Bitcoin Law.

•	Depletion of banking assets. In today’s El Salvador, banks connect savers and borrowers. If most Salvadorans start using Bitcoin, their savings will be stored in digital wallets away from potential borrowers who would otherwise use it to fund projects. Massive adoption of Bitcoin would likely drain banks of savings and raise the cost of borrowing for companies and individuals, who will face higher interests. If that occurs, the economy of El Salvador and implementation of the Bitcoin Law can be negatively affected.

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•	Lack of transparency/money laundering. Adopting Bitcoin as legal tender is not without certain challenges or risks since Bitcoin’s practical implementation has yet to be defined by regulators. Internationally, the cryptocurrency has been used for money laundering and to facilitate illegal activities. The intergovernmental Financial Action Task Force (“FATF”) may increase monitoring of El Salvadoran banks, businesses, and other financial institutions. The FATF is the international “money laundering and terrorist financing watchdog.” It reviews countries’ anti-money laundering and counter-financing terrorism practices. If the FATF determines that a country is exposed to financial crime, the flagged country is placed on either the list of “Jurisdictions under Increased Monitoring,” known as the “grey list,” or the list of “Jurisdictions subject to a Call for Action,” known as the “black list.” When a country is placed on the grey list, it must cooperate with increased FATF monitoring. When a country is placed on the black list, the FATF urges its 39 member nations and over 200 affiliated nations to apply enhanced due diligence and impose countermeasures, such as sanctions. From an FATF regulatory perspective, El Salvador has been in full compliance, however, that may likely change after the Bitcoin Law has been fully implemented. For example, the FATF mandates that the parties engaging in virtual-asset transactions provide complete and sufficient know-your-customer information. It also requires that senders and recipients of virtual assets obtain accurate knowledge and information about “the transaction, the source of funds, and the relationship with the counterparty.” The chances of Bitcoin transactions meeting such requirements are unlikely and El Salvador may be subject to sanctions.

•	Loss of central bank reserves. . El Salvador currently carries a large debt burden (about 65% of GDP) and has a challenging amortization schedule, with $800 million due in January 2023. To navigate this difficult fiscal environment during the pandemic, El Salvador has reached out to the International Monetary Fund (“IMF”) for a $1.3 billion financing package. However, the IMF opposes the adoption of Bitcoin as a legal tender. Thus, the funding program could be put in jeopardy at a time when El Salvador is running out of financial alternatives. Furthermore, the IMF has warned against adopting cryptocurrencies as legal tender, citing risks to macroeconomic stability, financial integrity, consumer protection and the environment (creating Bitcoin consumes large amounts of electricity). The World Bank turned down a request to help advise El Salvador on Bitcoin. Moody’s rating agency has downgraded the country’s debt further from B3 to Caa1, and its outlook remains negative. Those factors may negatively affect the economy of El Salvador and disrupt the implementation of the Bitcoin Law.

•	Capital flight. Bitcoin Law could facilitate a capital flight, especially during a crisis. Many emerging markets control the flow of capital in and out of their countries to avoid a macroeconomic crisis or to prevent one from worsening. However, Bitcoin can facilitate such a flight: Once dollars are converted to Bitcoin, they can easily be sent to anyone in the world, without any control or tracking. Such an event would have a negative effect on the economy of El Salvador.

•	Environmental concerns about Bitcoin mining. The system on which Bitcoin is currently based consumes large amounts of electricity, making it particularly taxing for the environment. President Bukele believes that the country’s cheap, clean, and renewable geothermal energy from volcanoes can power Bitcoin mining rigs, thus reducing its carbon footprint. It is not clear at this time if such a solution would solve the environmental concerns.

Political and economic developments in El Salvador may adversely affect Bitcoin Law.

El Salvador's Bitcoin Law has been greeted with skepticism from both Salvadorans and international financial institutions. The population might not fully embrace Bitcoin. Requiring every business to accept Bitcoin for goods and services without adequate access to technology, may be a difficult obstacle to overcome and Bitcoin Law can be changed if it remains unpopular under successor administration. Any of these concerns could disrupt our operations in El Salvador and have a negative impact on the financial position of the Company. Although several political leaders around the globe have voiced support for the Bitcoin Law enacted by El Salvador, and cryptocurrencies such as Bitcoin are widely used and accepted as forms of payment in many countries, no other governments have taken official steps to adopt cryptocurrency as legal tender.

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There is a political discontent in El Salvador with President Bukele's ouster of Supreme Court judges and the potential for the president to seek a second consecutive term. The presidential period is five years in El Salvador. Consecutive re-election is not permitted, though previously elected presidents may run for a second, non-consecutive term. Recently, El Salvador’s top court and its election authority have removed what seemed to be a constitutional ban on consecutive presidential reelection, setting the stage for President Nayib Bukele to potentially seek a second term in 2024. If there is a change in El Salvador’s administration after 2024, it may negatively affect Bitcoin Law and our operations in El Salvador.

Our contracts with the El Salvador government may be negatively impacted

We have entered into agreements with El Salvador's Treasury department to (i) start operating 200 Bitcoin ATMs in the country, (ii) develop and implement a Bitcoin platform (Chivo Ecosystem) to support digital wallets, and (iii) set up and distribute 950 Chivo POS terminals for local businesses to transact with Bitcoin. Additionally, we will also operate 10 Bitcoin ATMs at El Salvador consulates in the U.S. Each obligation comes with its own set of operational risks in addition to risks set forth herein, including but not limited to the volatile nature of crypto assets, data breach and crypto hacks, changes in U.S. and foreign laws and regulations, talent acquisition and retention, and general economic conditions. If we fail to fulfil our contractual obligations, our agreements may be terminated which may negatively impact our financial standing and reputation. Our current agreements may also be modified or terminated by El Salvador’s Department of Treasury for any reason including but not limited to regime change, additional competition, and loss of political support. Any such unfavorable change in our business operations in El Salvador would adversely affect our revenues and profitability, and could negatively affect an investment in our shares of common stock.

Risk Factors Related to the Bitcoin Network, Wallets, Bitcoin, and Crypto Assets

Bitcoin, and most other crypto assets based on public key cryptography, are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the bitcoin are held.

While the Bitcoin Network, and similar blockchain protocol networks, require a public key relating to a digital wallet to be published when used in a spending transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, Athena will be unable to access the Bitcoin, or other digital currency, held in the related digital wallet. Any loss of private keys relating to digital wallets used to store Athena’s Bitcoin, or other crypto assets, could adversely affect an investment in the Shares.

The future and development of the Bitcoin Protocol and other blockchain technologies are subject to a variety of factors that are difficult to evaluate.

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in bitcoin and other crypto asset, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. Athena does not participate in the development of the Bitcoin Network and has little to no influence over the software developers who write the code or the miners who run the Bitcoin Network. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect an investment in the Shares.

A temporary or permanent blockchain “fork” to any supported crypto asset could adversely affect our business.

Blockchain protocols, including Bitcoin, Ethereum, and Litecoin, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum, Litecoin, or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum, Litecoin, or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum, Litecoin, or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability.

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Both Bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity can dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Ethereum, Litecoin, or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending”, plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets.

From time to time, we may encounter technical issues in connection with the integration of supported crypto assets and changes and upgrades to their underlying networks, which could adversely affect our business.

To support any crypto asset or blockchain token, a variety of front and back-end technical and development work is required to implement our wallet, custody, pricing, transfer, accounting, and other solutions for our Bitcoin ATM fleet, and to integrate such supported crypto asset with our existing infrastructure. For certain crypto assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future crypto asset, token, or stable coin. In addition, such integration may introduce software errors or weaknesses into our platform, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such crypto assets, our assets may be frozen or lost, the security of our crypto asset wallets may be compromised, and technical infrastructure may be affected, all of which could adversely impact our business.

If miners or validators of any crypto asset network, either that we provide to customers or hold for other reasons, demand high transaction fees, our operating results may be adversely affected.

We pay miner fees when transmitting crypto assets including Bitcoin to customers upon completion of their purchase. In addition, we also pay miner fees when we move crypto assets for various operational purposes, such as when we transfer Bitcoin between our regional wallets. However, miner fees can be unpredictable. For instance, in 2017, Bitcoin miner fees increased from approximately $0.35 per transaction in January 2017 to over $50 per transaction in December 2017. Even though Bitcoin’s miner fees have since decreased to $18 per transaction as of March 4, 2021, if the demand for Bitcoin remains at current levels, we could experience high costs in excess of our historical performance. Although we attempt to adjust our pricing to pass through these expenses to our customers, we have in the past incurred, and expect to incur from time to time, losses associated with the payment of miner fees in excess of what we charge our customers, resulting in adverse impacts on our operating results.

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We are subject to an extensive and highly-evolving regulatory environment, and if a particular crypto asset we transact or transacted in is characterized as a “security”, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

We currently offer only Bitcoin, Ethereum, Litecoin, and BCH for sale at all our ATM machines. We also operate an over-the-counter (“OTC”) desk for private clients and trade customers of the Company. Since 2019, we have been typically buying and selling Bitcoin through our OTC desk, but we have also facilitated transactions in Ethereum, Litecoin, and in some cases, altcoins such as Bitcoin SV (1 transaction in each 2019 and 2020), Ripple (1 transaction in 2019), Siacoin (3 transactions in 2019), Tether (5 transactions in 2021), and Tron (1 transaction in 2019). As of September 30, 2021, we do not anticipate transacting in any other crypto assets except Bitcoin, Ethereum, Litecoin, and BCH.

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. If Bitcoin, Ether, Litecoin, and BCH or any other crypto asset we transacted in the past as listed above, is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset (if it is still being used in our transactions) or for our Company if it is determined that certain securities laws were violated and we may be subject to regulatory scrutiny, investigation and penalties. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto asset that are not considered to be securities. Additionally, new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services, or could impact how we offer such products and services. Foreign jurisdictions may have similar regulations and licensing, registration, and qualification requirements.

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Risk Factors Related to Current and Future Regulations and Other Law Enforcement Actions

The regulations that govern our primary business operations are in flux and could change in unpredictable ways that negatively affect our business operations, demand for our services, or our financial position.

Current regulations acknowledge and allow for companies to sell Bitcoin and other crypto assets in the United States and other countries where Athena operates. If regulations change to disallow the sale of Bitcoin or other crypto assets such a change could have a negative impact on revenues and adversely affect an investment in the Shares. Current regulations require Know Your Customer (“KYC”) information be collected as part of a Customer Information Program (“CIP”). If regulations change and require significantly more information to be collected from customers, this change may have a negative impact on customer behavior and could adversely affect an investment in the Shares.

Sanctions could cause us to cease operations in foreign countries or dealings with foreign citizens.

Sanctions, such as those promulgated by the U.S. Department of Treasury, could be brought against countries where the Company operates, or against citizens of certain countries regardless of where they reside. Ceasing operations in such a country would have a negative impact on revenues and the Company may also incur extraordinary costs which may adversely impact an investment in the Shares.

Heightened scrutiny by regulators could be detrimental to the operations of the Company or its brand image.

Our existing operations and any future operations or investments may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States or globally. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein. Further any negative connotations directed at the Company by such public officials could be detrimental to the Company’s brand image and adversely impact an investment in the Shares.

We or our assets may become subject to federal and state asset forfeiture laws which could negatively impact our business operations or financial position.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture.

As an entity that conducts business in cash (physical currency), we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of suspected criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with crypto asset related businesses. Also, an individual can be required to forfeit property suspected to be the proceeds of a crime even if the individual is not charged or convicted of a crime. Many law enforcement agencies consider large amounts of cash to be suspicious of criminal activity and have been known to seize such property when discovered. Any seizure or forfeiture of the Company’s assets, even if only temporary, could disrupt its normal operations or financial position and negatively affect an investment in the Shares.

Regulators and payment processors have historically taken actions relating to access to banking services, which could materially adversely affect our business.

Actions by the U.S. Department of Justice (the “Justice Department”), the Federal Deposit Insurance Corporation, (“FDIC”), and certain state regulators beginning in 2013, referred to as “Operation Choke Point,” appear to have been intended to discourage banks and payment processors from providing access to banking for certain businesses that are considered high-risk. This heightened regulatory scrutiny by the Justice Department, the FDIC and other regulators has caused various banks and payment processors to cease doing business with Bitcoin ATM companies or companies who do business with Bitcoin ATM companies, without consideration of the actual risk to the banks or processors, simply to avoid heightened federal and state regulatory scrutiny. The operation was officially ended in August 2017; however, future discouragement by the Justice Department, the FDIC, or the Office of the Comptroller of the Currency (“OCC”) could cause the Company, or its service providers including locations where the Company places its fleet of Bitcoin ATMs, to have restricted access to the U.S. financial system as provided by banks, payment providers, or other financial intermediaries, and that could have a negative impact on the Company’s operations, its ability to perform its contractual obligations, or its financial position.

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If the Company is unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, its growth could be harmed.

There are several data protections, security, privacy, and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data, enacted across various jurisdictions globally. Security compromises or cyberattacks could harm the Company’s reputation, erode market confidence in the effectiveness of its security measures and reliability of its endorsements, negatively impact its ability to attract new clients, or cause clients to stop using the Company’s services.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. In addition to the United States, the Company operates in several Latin American countries that may or may not offer similar accounting treatments to some of the Company’s transactions. This could have a significant effect on the ability of the Company to offer comparable results segmented by country in the future. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for crypto asset transactions, crypto asset balances, derivatives and liabilities denominated in crypto asset tokens, and related revenue and expense. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate consolidated financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial position.

Risk Factors Related to Intellectual Property

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition.

Our business depends in large part on our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, and trade secret and laws, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective. Our proprietary technology and trade secrets could be lost through misappropriation or breach of our confidentiality and license agreements, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially like ours and that compete with our business.

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We may in the future be sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the crypto economy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups (collectively “patent trolls”) can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive workarounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition and negatively affect an investment in the Shares.

Risk Factors Related to Our Employees and Other Service Providers

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts, Reddit commenters, Twitter posters, and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial position.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial position.

We operate in a new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Eric Gravengaard, our co-founder and Chief Executive Officer, members of our executive team, and other key employees across operations, customer support, finance, and compliance. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Due to the nascent nature of the Bitcoin ATM market, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, cross-border operations, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software, finance and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries, benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.

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We currently rely and are dependent on one third-party service provider for certain aspects of our operations, and any interruptions in services provided by that third party may impair our ability to support our customers.

We rely on and are dependent on one third party, Genesis Coin, in connection with many aspects of our business operations, including primarily the supply of our Bitcoin ATMs and the development of related software systems that provide advanced security protections, which are critical to our operations. Although we use other suppliers of Bitcoin ATMs, primarily outside the U.S., our main income is generated by the ATMs that we purchase from Genesis Coin. Because we rely heavily on one third party to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not control the operation of that third party. That third party may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They may also be vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics (including the COVID-19 pandemic) and similar events. In addition, we do not have a written contract with that third party and our relationship is based on oral agreement and previous working relationship. That third party may breach such oral agreement with us, refuse to continue to provide their services to us, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitors. There can be no assurance that such third party that provides services to us will continue to do so on acceptable terms, or at all. If such a third party does not adequately or appropriately provide its services or perform its responsibilities to us, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

In the event of employee or service provider misconduct or error, our business may be adversely impacted.

Employee or service provider misconduct or error could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of funds, identity theft, misappropriation of information, failing to supervise other employees or service providers, and improperly using confidential information. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services. It is not always possible to deter misconduct, and the precautions we take to prevent and detect such activities may not be effective in all cases. If we were found to have not met our regulatory oversight, compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

Our officers, directors, employees, and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain crypto assets, projects, entities, and other initiatives, which could adversely affect our business and reputation.

We frequently engage in a wide variety of transactions and maintain relationships with a significant number of other firms in the broad economy surrounding Bitcoin, blockchain and crypto assets. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in crypto projects themselves, and may make investment decisions that favor projects that they have personally invested in. Many of our large shareholders also make investments in these crypto projects.

Similarly, certain of our directors, officers, employees, and large shareholders may hold crypto assets or have other beneficial ownership of sponsors of such crypto assets, tokens, or stable coins that we are considering supporting with our Bitcoin ATM fleet and may be more supportive of such listing notwithstanding legal, regulatory, and other issues associated with such crypto assets. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.

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Risk Factors Related to Ownership of Our Common Stock

Our founders, officers and directors control, and will continue to control, our Company for the foreseeable future, including the outcome of matters requiring shareholder approval.

Our founders, officers and directors collectively beneficially own approximately 69% of our outstanding shares of common stock. As a result, such individuals will, for the foreseeable future, have the ability, acting together, to control the election of our directors and the outcome of corporate actions requiring shareholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring, or preventing an action that might otherwise be beneficial to our other shareholders and be disadvantageous to our shareholders with interests different from those entities and individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our Company. In addition, Messrs. Gravengaard and Komaransky, have ability to control who is elected to our board of directors pursuant to the voting agreement, as amended, they entered into. See “Management and Certain Security Holders” for further discussion of the board of directors’ structure and principal shareholders’ agreements. Therefore, you should not invest in reliance on your ability to have any control over our Company.

Our securities may be treated as “Penny Stocks” that may make them less desirable or accessible by investors or potential investors.

Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer must approve a person’s account for transactions in penny stocks; and (b) the broker or dealer must receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Management believes that the penny stock rules could discourage investor interest in and limit the marketability of our Shares.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant effect on our reported results and retroactively affect previously reported results.

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Our Shares are subject to FINRA sales practice requirements that may make them less desirable or accessible by investors or potential investors.

The U.S. Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require a broker-dealer to have reasonable grounds for believing that an investment is suitable for a customer before recommending an investment to a customer. Prior to recommending speculative, low priced securities to non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Pursuant to the interpretation of these rules, FINRA believes that there is a high probability that speculative, low priced securities will not be suitable for at least some customers. Thus, the FINRA requirements make it more difficult for broker-dealers to recommend the Common Shares to customers which may limit an investor's ability to buy and sell the Common Shares, have an adverse effect on the market for the Common Shares, and thereby negatively impact the price of the Common Shares.

Our Shares may be subject to dilution.

We may make future acquisitions or enter financings or other transactions involving the issuance of securities of the Company which may be dilutive to the other shareholders and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares.

We have never paid dividends on our common stock and have no plans to do so in the future.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our common stock may have, will be in the form of appreciation, if any, in the market value of their shares of common stock. See “Dividend Policy.”

We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.

Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Nevada law. In addition, if we are called upon to perform under our indemnification agreements entered into with each one of our directors, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

We may engage in acquisitions, mergers, strategic alliances, joint ventures, and divestures that could result in results that are different than expected.

In the normal course of business, we engage in discussions relating to acquisitions, equity investments, mergers, strategic alliances, joint ventures, and divestitures. Such transactions are accompanied by a number of risks, including the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt on potentially unfavorable terms, accruement of impairment expenses related to goodwill and amortization expenses related to other intangible assets, the possibility that we overpay for an acquisition relative to the economic benefits that we ultimately derive from such acquisition, and various potential difficulties involved in integrating acquired businesses into our operations.

We might require additional capital to support business growth, and this capital might not be available.

We have funded our operations since inception primarily through debt and equity financings and revenue generated by our services. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments in our business to respond to business challenges, including deploying more Bitcoin ATMs both in the United States and globally, enhancing our operating infrastructure, expanding our international operations to include additional regions and countries, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we incur additional debt, the debt holders would have rights senior to holders of our common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock.

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The trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto markets could adversely affect our business and the value of our common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.

Our Common Shares are subject to liquidity risks.

Our Common Stock is quoted on the OTC Pink Market Tier of the OTC Markets under the symbol “ABIT”. On November [●], 2021, the last reported sale of our Common Stock was $[●] per share. As of the date of this prospectus, our Common Stock is quoted on the OTC Pink, and it is not otherwise regularly quoted on any other over-the-counter market or exchange. We intend for our shares to trade on the OTCQB, an inter-dealer, over-the-counter market that provides significantly less liquidity than other national or regional exchanges. However, there is no guarantee that our shares will be listed on the OTCQB, or any other "over- the- counter" marketplace. Moreover, securities traded on the OTCQB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCQB. Quotes and other important information for stocks listed on the OTCQB are not listed in newspapers and may be incorrectly listed by prominent financial websites. Therefore, prices for securities traded solely on the OTCQB may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

We cannot predict at what prices the common shares of the Company will trade and there can be no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the Company.

The shares of our common stock we may issue in the future and the options we may issue in the future may have an adverse effect on the market price of our common stock and cause dilution to investors.

We may issue shares of common stock and warrants to purchase common stock pursuant to private offerings and we may issue options to purchase common stock to our executive officers and employees pursuant to their employment agreements. The sale, or even the possibility of sale, of shares pursuant to a separate offering or to executive officers and employees could have an adverse effect on the market price of our common stock or on our ability to obtain future financing.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

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Being a public company results in additional expenses, diverts management’s attention and could also adversely affect our ability to attract and retain qualified directors.

As a public reporting company, we are subject to the reporting requirements of the Exchange Act. These requirements generate significant accounting, legal and financial compliance costs and make some activities more difficult, time consuming or costly and may place significant strain on our personnel and resources. The Exchange Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to establish the requisite disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

As a result, management’s attention may be diverted from other business concerns, which could have an adverse and even material effect on our business, financial condition and results of operations. These rules and regulations may also make it more difficult and expensive for us to obtain director and officer liability insurance. If we are unable to obtain appropriate director and officer insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent, could be adversely impacted.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the effectiveness of this registration statement, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

Because none of our directors (currently five persons) are independent directors, we do not currently have an independent audit or a compensation committee. As a result, directors have the ability, among other things, to determine each other’s level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it costlier or deter qualified individuals from accepting these roles.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus, potential investors should keep in mind other risks that could be important.

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SPECIAL NOTE REGARDING Forward-Looking Statements

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, market acceptance of our products; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize new and improved products and services and successfully pursue innovation; our ability to complete capital raising transactions; and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations. Actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Important factors that could cause such differences include, but are not limited to:

•	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
•	our business plan and our ability to effectively manage our growth;
•	anticipated trends, growth rates, and challenges in our business, the crypto economy, and in the markets in which we operate;
•	market acceptance of our products and services;
•	beliefs and objectives for future operations;
•	our ability to further penetrate our existing customer base and maintain and expand our customer base;
•	our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
•	our expectations concerning relationships with third parties;
•	our ability to maintain, protect, and enhance our intellectual property;
•	our ability to continue to expand internationally;
•	the effects of increased competition in our markets and our ability to compete effectively;
•	future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
•	economic and industry trends, projected growth, or trend analysis;
•	trends in revenue, cost of revenue, and gross margin;
•	trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue;
•	increased expenses associated with being a public company; and
•	other statements regarding our future operations, financial condition, and prospects and business strategies.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements, because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Actual events or results may vary significantly from those implied or projected by the forward-looking statements due to these risk factors. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

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Capitalization

The following table details the Company’s capitalization as of September 30, 2021:

•	On an actual basis;
•	On a pro forma basis to give effect to the sale of the shares by employees who have outstanding loans to exercise options and the pro-rata repayment of those loans; and
•	On a pro forma basis as adjusted basis to give effect to the transaction described in the preceding bullet point as well as the conversion of the Convertible Debenture.

In January 2020, the Company allowed its employees with vested stock options to exercise such options with the use of a non-recourse loan agreement. The Company’s employees exercised their respective stock options into a total of 157,635,309 shares of common stock at a weighted average exercise price of $0.0060 per share. The loan amount at exercise of such options was $945,812. The terms of the non-recourse loan agreement include a maturity date of 48 months from the date of exercise and an interest rate of 1.69%. As of September 30, 2021, the outstanding balance due from employees was $973,000. The amount receivable from employees is presented in the balance sheet as a deduction from stockholders' equity. This is generally consistent with Rule 5-02.30 of Regulation S-X which states that accounts or notes receivable arising from transactions involving the registrant's capital stock should be presented as deductions from stockholders' equity and not as assets. When the shares held by employees who have outstanding loans are sold, those loans will be paid in a pro-rata manner as described below.

A total of [●] shares of common stock held by employees (approximately 15% of each employees shares) are being registered in this offering. In the event the employees sell any or all of these shares before repaying the loan, an amount that bears the same proportion to the total loan including accrued interest thereon, as the registered number of shares bears to the total holding of the employee against which said loan has been given, will become due and payable to the Company. If all the registered shares are sold and using the outstanding balance due of $973,000 as of September 30, 2021, the loan will be reduced by $146,000.

The pro-forma capitalization would then have both cash and equity going up by the amount being repaid.

The purchasers of the Company's 8% Convertible Debentures have an option to convert the outstanding principal and accrued interest amount of their respective Convertible Debentures into shares of common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. The Company recorded a discount on the convertible debenture of $1,136,364 with a corresponding increase to additional paid in capital. The discount is being amortized to interest expense over the life of the convertible debenture. On conversion the purchasers of these convertible debentures will get shares issue of which will be recorded as increase in share capital of $26,000 and increase in additional paid in capital of $3,098,000. The carrying value of the discount as of September 30, 2021 is $928,001. The pro forma basis as adjusted basis column in the table below gives effect to the conversion of the Convertible Debenture as well as the return of outstanding employee loans as described above. The Company expects that the Convertible Debentures will convert at $0.012 per share. If the conversion happens at a price lower than $0.012 per share the pro forma basis as adjusted numbers will change accordingly.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and total capitalization following the completion of this offering will be adjusted based on several factors. You should read the following table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

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	As of September 30, 2021
(in thousands)	Actual	Pro forma	Pro forma as adjusted (1)
Cash and cash equivalents
Total cash and cash equivalents (2)	$3,189	$3,335	$3,335

Long-term liabilities
Other long-term debt	81	81	81
Related party convertible debt (1)	3,000	3,000	–
Convertible debt (1)	4,885	4,885	–
Related party note payable	90	90	90
Total long-term liabilities	8,056	8,056	171

Equity:
Common stock, $0.001 par value (3)	4,061	4,061	4,317
Loans to employees for options exercised (4)	(973)	(827)	(827)
Additional paid in capital (5)	5,115	5,115	12,744
Accumulated deficit	(12,684)	(12,684)	(12,684)
Accumulated other comprehensive loss	(162)	(162)	(162)
Total equity (deficit)	(4,643)	(4,497)	(3,388)
Total capitalization	$6,602	$6,894	$6,894

(1)	Pro forma as adjusted includes the full conversion of the Convertible Debentures into 250,000,000 shares of common stock at the assumed conversion price of $0.012 per share for the 8% Convertible Debentures and 6,417,717 shares of common stock at the assumed conversion price of $0.10 per share for the 6% Convertible Debentures. See Convertible Debentures in section Description of Capital Stock, page 60.
(2)	Pro forma cash and cash equivalents increased by $146,000 from the repayment of the loan as part of this offering.
(3)	Pro forma as adjusted common stock at $0.001 par value increased by $250,000 assuming the full conversion of the 8% Convertible Debentures at conversion price of $0.012 per share and by $6,000 assuming the full conversion of the 6% Convertible Debentures at conversion price of $0.10 per share.
(4)	Pro forma as adjusted loans to employees for options exercised decreased by $146,000 as a result of loan repayment from this offering.
(5)	Pro forma as adjusted additional paid in capital increased by $2,750,000 to account for the principal value of the 8% Convertible Debenture of $3,000,000 less $250,000 in common stock value, which was recorded under common stock and $4,879,000 to account for the principal value of the 6% Convertible Debenture of $4,885,000 less $6,000 in common stock value, which was recorded under common stock (see footnote 3).

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Management’s Discussion and Analysis OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our historical financial statements and the notes to those statements that appear elsewhere in this prospectus. Certain statements in the discussion contain forward-looking statements based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations, and intentions. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is focused on developing, owning, and operating a global network of Athena Bitcoin ATM machines, which are free standing kiosks that permit customers to buy or sell crypto assets in exchange for cash (banknotes) issued by sovereign governments - often referred to as fiat currencies.

We place our machines in convenience stores, shopping centers, and other easily accessible locations. Our network presently includes Athena Bitcoin ATMs in 10 states and 3 countries in Central and South America. See table below for Athena Bitcoin ATMs breakdown, as of September 30, 2021.

Country	Number of Athena Bitcoin ATMs (as of September 30, 2021)		Type of Fiat Currency
	Total	Two-Way
United States	144	87	U.S. Dollar
El Salvador	3	3	U.S. Dollar
Argentina	11	11	Argentine peso
Argentina	1	1	U.S. Dollar
Colombia	17	17	Colombian peso

We offer Bitcoin, Ethereum, Litecoin, and Bitcoin Cash (BCH) for sale at all our ATM machines. We also buy these crypto assets at some of our ATM machines (also known as two-way ATMs). The cash withdrawal limit from our two-way ATMs is $2,000 per transaction. We replenish our ATMs about twice a week or depending on usage, using bonded security companies.

We also operate an over-the-counter (“OTC”) desk for private clients and trade customers of the Company. Customers typically interact with the Company on the phone for transaction sizes in dollar terms greater than $10,000 and on some occasions, for crypto assets not included in our ATMs. Since 2019, we have been typically buying and selling Bitcoin through our OTC desk, but we have also executed transactions in Ethereum, Litecoin, and in some cases, altcoins such as Bitcoin SV, Ripple, Siacoin, Tether, and Tron. As of September 30, 2021, we do not anticipate transacting in any other crypto assets except Bitcoin, Ethereum, Litecoin, and BCH.

Additionally, we operate ATMs and point-of-sale (“POS”) terminals on behalf of our customers, typically under their brand. This white label service is comprised of maintaining ATMs and POS terminals to facilitate the exchange of crypto assets for cash, and vice-versa, by our customers with their counterparties. We do not control the service in this case as we are not responsible for fulfilling the exchange contract or establishing pricing at these ATMs and POS terminals. As of September 30, 2021, we were operating 201 white label ATMs on behalf of a customer.

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From time to time, we sell equipment such as POS terminals as well as software and corresponding intellectual property (“IP”) to customers, which we consider to be ancillary to our primary business. This activity is sporadic. As of September 30, 2021, the Company has received an advance for sale of intellectual property in software, pending transfer of control to Department of Treasury (Ministerio de Hacienda) of El Salvador. We expect to complete the sale by December 31, 2021 and recognize revenue of $5,000,000.

We seek to expand our network in the U.S. and globally, and to further develop Athena Bitcoin as a trusted and preferred brand for parties seeking to exchange fiat currency for Bitcoin, Ethereum, Litecoin, and BCH. By focusing on the Americas, we concentrate our customer service, technical, and management staff in overlapping time zones.

How We Generate Revenue

Through our Athena ATM machines, we buy and sell various crypto assets as described above at an offer price that changes according to the prevailing price. We make a mark up on crypto assets that we sell or a mark down on crypto assets that we buy, both of which are determined based on a variety of commercial factors such as current price, price trend, category of host location, among others, and are calculated using a proprietary method.

We apply different mark ups for crypto asset sales through our Athena ATM machines as compared to sales at our OTC desk (mark up for the ATMs is greater than at the OTC desk). This revenue is recognized on a gross basis.

We do not invest or have long term holdings of Bitcoin, Ethereum, Litecoin, or BCH. On average, we sell our holdings of Bitcoin within 3 to 5 days of buying it and within 7 to 10 days of buying our Ethereum, Litecoin, and BCH holdings. We strive to keep this period short to reduce the effect of changes in crypto asset/U.S. dollar exchange rates on our business and to maximize our working capital. In the past, we have held a higher level of Bitcoin as an economic hedge against liabilities for Bitcoin borrowed.

Our OTC desk is comprised of a single performance obligation to provide crypto assets to our customers shortly after the sale is made. We do not provide custodial services and/or wallets for our customers or third parties. We do not hold inventory for these customers. Trades are cash settled on the same trading day. This revenue is recognized on a gross basis.

For our white label services, which include ATMs and POS terminals, we currently collect a recurring monthly service and maintenance fee for ATMs and a one-time setup fee at the beginning of a contract. We do not own the inventory of Bitcoin and do not control the transactions made on these machines. This revenue is recognized on a net basis.

In our ancillary business, we are paid on the sale of equipment such as POS terminals. In the case of software sales and corresponding IP, we collect a one-time fee and recurring monthly maintenance fees. This revenue is recognized on a gross basis.

BitQuick earns revenue from fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers that utilize this channel. This revenue is recognized on a net basis.

Impact of COVID-19

The significant global outbreak of COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide and has affected our business in several ways. First, we have been unable to ship our ATMs freely between countries. Second, it has restricted the movement of our employees and their ability to both collaborate in-person, and to do some field-service and installation work. In addition, the continued spread of COVID-19 and the imposition of related public health measures have resulted in, and is expected to continue to result in, increased volatility and uncertainty in the crypto-economy. We also rely on third party service providers to perform certain functions. Any disruptions to a service providers’ business operations resulting from business restrictions, quarantines, or restrictions on the ability of personnel to perform their jobs could have an adverse impact on our service providers’ ability to provide services to us.

We are responding to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect the population. Our employees and service providers have transitioned to work-from-home.

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Trends and Uncertainties

Our business is subject to the following trends and uncertainties:

•	Adoption of crypto assets as a medium of exchange by merchants and their trading partners could decrease and reduce the demand for crypto asset transactions at the Company’s Bitcoin ATMs.

•	Adoption of crypto assets as a store of value by investors could decrease and reduce the demand for crypto asset transactions at the Company’s Bitcoin ATMs.

•	The total number of Bitcoin ATMs could reach a saturation in the markets where the Company operates.

Components of Results of Operations

Revenue

Since 2019, the Company has derived approximately 95% of its revenue from the sale of Bitcoin through its network of ATM machines and its over-the-counter desk. As the Company expands its operations, the Company expects additional revenue from its white label and ancillary business lines. For the three months ended September 30, 2021, white label business operations that started during the quarter, generated almost 6.6% of total revenue while ancillary business activities contributed less than 0.5% of total revenue.

Cost of Revenue

Cost of revenues consists primarily of expenses related to the acquisition of crypto assets (including the costs to purchase crypto assets). The Company assigns the costs of crypto assets sold in its revenue transactions on a first-in, first-out basis.

Additionally, cost of revenues includes the cost of installing the ATMs (including shipping and handling expenses), the costs of operating the ATMs from which crypto assets are sold (including the associated rent expense, related incentives, ATM cash losses, software licensing fees for the ATMs, depreciation, general liability insurance, and utilities), fees paid to service the ATM machines and transport cash to the banks, and outsourced customer support staff for white label and ancillary services.

Operating Expenses

The Company's expenses consist of salaries and benefits, general and administrative expenses, sales and marketing expenses, and other operating expenses. The Company sees opportunities for growth as the economies of the countries it operates in recover from the COVID-19 pandemic and additional machines are deployed. As such, we expect our operating expenses to increase in future periods. As our ATM count and sales volume increase, we expect to see increases in direct salaries and benefits. As we invest in new opportunities, we expect to see increases in sales and marketing, and general and administrative expenses, including public company operating costs.

Salaries and Benefits

Cost of salaries and benefits includes all employee-related expenses. Employee-related costs recorded in salaries and benefits consist of salaries, taxes, benefits and equity-based compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of costs of general marketing and promotional activities, advertising fees used to drive subscriber acquisition, commissions, the production costs to create our advertisements. The Company doesn’t have employees who solely manage our marketing and brand, and there are no expenses related to salaries and benefits of such employees and other allocated overhead costs.

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General and Administrative

General and administrative expenses consist primarily of non-personnel costs, such as legal, accounting, and other professional fees, not expensed under salaries and benefits. In addition, general and administrative expenses include rent and travel costs, and all other supporting corporate expenses not allocated to other departments.

Interest Expense

Interest expense, net consists of interest expense, and includes amortization of debt discount and issuance costs.

Fees on Crypto Asset Borrowings

Fees on crypto asset borrowings is the fair value of fees payable, typically in the crypto asset borrowed, on the outstanding borrowings of crypto assets calculated as percentage of principal outstanding and current price of the crypto asset in which it is payable.

Provision for (Benefit from) Income Taxes

The Company was taxed as a partnership for U.S. federal and state income tax purposes for tax years prior to 2020. There is no provision for income taxes for those years. The Company accrues liabilities for uncertain tax positions that are not more likely than not to be sustained upon examination as of December 31, 2020 and 2019. Interest and penalties related to uncertain tax positions are recorded in accrued liabilities in the accompanying consolidated balance sheets. The Company had no unrecognized tax benefits at December 31, 2020 and 2019, that, if recognized, would affect its annual effective tax rate.

Results of Operations

The following table summarizes our results of operations for the periods presented (in thousands):

	Three Months Ended September 30				Nine Months Ended September 30
	2021	2020	% Change		2021	2020	% Change
	(in thousands)

Revenues	$19,478	$25,146	(23%	)	$62,987	$49,035	28%
Cost of revenues	18,048	22,627	(20%	)	57,828	45,126	28%
Gross profit (loss)	1,430	2,519	(43%	)	5,159	3,909	32%

Operating expenses:
Salaries and benefits	718	585	23%		1,855	2,050	(10%	)
General and administrative	859	254	238%		1,376	616	123%
Sales and marketing	37	2	1,750%		54	8	575%
Theft of bitcoin	–	–	0%		1,600	–	100%
Other operating expense	12	13	(8%	)	12	45	(73%	)
Total operating expenses	1,626	854	90%		4,897	2,719	80%

Income/(loss) from operations	(196)	1,665	(112%	)	262	1,190	(78%	)

Loss (gain) on crypto asset borrowing derivatives	182	312	(42%	)	378	531	(29%	)
Interest expense	164	264	(38%	)	463	746	(38%	)
Fees on crypto asset borrowings	23	219	(89%	)	114	304	(63%	)
Other expense	52	(33)	(258%	)	170	132	29%
Income/(loss) before income taxes	(617)	903	(168%	)	(863)	(523)	65%
Income tax expense (benefit)	(283)	164	(273%	)	(291)	10	(3,010%	)
Net income/(loss)	$(334)	$739	(145%	)	$(572)	(533)	7%

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Components of Results of Operations

Revenues

Bitcoin Sales	Three Months Ended September 30				Nine Months Ended September 30
	2021	2020	% Change		2021	2020	% Change
	(in thousands)
Revenue
Athena ATM	$14,404	$21,908	(34%	)	$47,872	$37,824	27%
Over-the counter	3,703	3,216	15%		13,710	11,140	23%
White label	1,278	–	n.m.		1,278	–	n.m.
Ancillary	88	–	n.m.		88	–	n.m.
BitQuick and other	5	22	(77%	)	39	71	(45%	)
	$19,478	$25,146	(23%	)	$62,987	$49,035	28%

	Three Months Ended September 30				Nine Months Ended September 30
	2021	2020	% Change		2021	2020	% Change
	(in thousands)
Revenue
United States	$17,607	$24,910	(29%	)	$60,455	$48,496	25%
El Salvador	1,744	–	n.m		1,947	–	n.m.
International	127	236	(46%	)	585	539	9%
	$19,478	$25,146	(23%	)	$62,987	$49,035	28%

Note: n.m. defined as not meaningful.

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Athena ATM revenue decreased $7,504,000 or 34%. Average transaction size for all crypto assets decreased from $730 to $699, or 4% while number of transactions decreased from 30,023 to 20,614, or 31%. Number of ATMs increased from 151 to 176, or 17%. The table below shows Bitcoin sales in Athena ATM.

Bitcoin Sales	Three Months Ended September 30			Nine Months Ended September 30
	2021	2020	% Change	2021	2020	% Change
Quantity sold	294	1,738	n.m.	915	3,301	n.m.
Average selling price	$46,932	$12,404	n.m.	$50,478	$11,205	n.m.
Average mark up	13.4%	17.5%	(410 bps)	14.4%	16.9%	(250 bps)
% Athena ATM revenue (1)	96%	98%		96%	98%

Note: n.m. defined as not meaningful.

(1) Ethereum, Litecoin, and BCH accounted for the remaining revenue.

Over-the-counter revenue increased $487,000 or 15%. Average transaction size for all crypto assets increased from $30,964 to $112,246, or 263% while number of transactions decreased from 104 to 33, or 71%. The table below shows Bitcoin sales in Over-the-counter.

Bitcoin Sales	Three Months Ended September 30					Nine Months Ended September 30
	2021	2020		% Change		2021		2020		% Change
Quantity sold	88	293		n.m.		265		1,167		n.m.
Average selling price	$42,231	$11,008		n.m.		$46,675		$9,362		n.m.
Average mark up	3.7%	4.3%		(600bps	)	3.2%		3.2%
% of Over-the-counter revenue	100%	99%	(1)			93%	(2)	98%	(3)
Remaining Revenue	E

_________________

Note: n.m. defined as not meaningful.

(1) Litecoin accounted for the remaining revenue.

(2) Ethereum, Litecoin, and Tether accounted for the remaining revenue.

(3) Ethereum and Litecoin accounted for the remaining revenue.

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The Company began operating and maintaining ATMs for the Department of Treasury (Ministerio de Hacienda) of El Salvador in September 2021 and recorded $1,278,000 of white label revenue of which $396,000 was attributed to a one-time fee installation of ATMs. There was no corresponding activity in the same period in the prior year.

Under ancillary revenue, the Company recorded $88,000 from the sale of POS terminals to customers. There was no corresponding activity in the same period in the prior year. This activity is sporadic and non-recurring.

BitQuick fees (for facilitating transactions in only Bitcoin, recognized on a net basis) and other revenue decreased $17,000 or 77%, due to changing customer preferences. The Company is evaluating options which include closing down this business line.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Athena ATM revenue increased $10,048,000 or 27%. Average transaction size for all crypto assets increased from $485 to $639, or 32% while number of transactions decreased 4%. Number of ATMs increased from 133 to 172, or 29%.

Over-the-counter revenue increased $2,570,000 or 23%. Average transaction size for all crypto assets increased from $29,710 to $78,802, or 165% while number of transactions decreased from 375 to 174, or 54%

White label revenue added $1,278,000 in September 2021 and there was no corresponding activity in the same period in the prior year.

Ancillary revenue recorded $88,000 and there was no corresponding activity in the same period in the prior year.

BitQuick fees (for facilitating transactions in only Bitcoin, recognized on a net basis) and other revenue decreased $32,000 or 45%, due to changing customer preferences.

Cost of Revenues and Gross Profit

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Cost of revenues is comprised primarily of the expenses related to the acquisition of crypto assets sold and the costs of operating the ATMs from which the crypto assets are sold. For the three months ended September 30, 2021 and 2020, the expenses related to the acquisition of crypto assets sold were $16,173,000 and $21,702,000, respectively. The increase in expenses related to acquisition of crypto assets sold was primarily a result of the increased sales of crypto assets. For the three months ended September 30, 2021 and 2020, the costs of operating the ATMs were $959,000 and $923,000, respectively. For the three months ended September 30, 2021, cost of revenues also included cost of white label ATM installations and software maintenance of $916,000.

Gross profit decreased $1,089,000 or 43%, due to lower Athena ATM revenues. Gross profit percentage decreased due primarily to a higher contribution to revenue from OTC services as well as margin pressure on Athena ATM revenue for three months ended September 30, 2021 compared to three months ended September 30, 2020 when demand was exceptionally strong.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Cost of revenues is comprised primarily of the expenses related to the acquisition of crypto assets sold and the costs of operating the ATMs from which the crypto assets are sold. For the nine months ended September 30, 2021 and 2020, the expenses related to the acquisition of crypto assets sold were $54,201,000 and $43,314,000, respectively. The increase in expenses related to acquisition of crypto assets sold was primarily a result of the increased sales of crypto assets. For the nine months ended September 30, 2021 and 2020, the costs of operating the ATMs were $2,712,000 and $1,812,000, respectively.

Gross profit increased $1,250,000 or 32%, due to growth in both Athena ATM and OTC revenues. Gross profit percentage increased slightly due primarily to incremental revenue from Athena ATM and favorable product mix.

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Operating Expenses

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Operating expenses increased $772,000 or 90%, primarily attributable to increased general and administrative cost associated with expansion into El Salvador. General and administrative cost increased $605,000; salaries and benefits increased $133,000; sales and marketing increased $35,000, and other operating expense decreased $1,000. Increased costs associated with expansion into El Salvador of $618,000 or 80% of the total increase, included salaries, wages, and other labor costs of $206,000, office expenses of $69,000, software subscriptions of $32,000, sales and marketing of $36,000, and travel, meals and lodging expense of $276,000.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Operating expenses increased $2,178,000 or 80%, primarily attributable to the theft of 29 bitcoin with a cost basis of $1,600,000 in March 2021 and increased general and administrative cost associated with expansion into El Salvador. General and administrative cost increased $760,000, salaries and benefits decreased $195,000, sales and marketing increased $46,000, and other operating expense decreased $33,000. Increased costs associated with expansion into El Salvador of $652,000 or 30% of the total increase, included salaries, wages, and other labor costs of $219,000, office expenses of $70,000, software subscriptions of $32,000, sales and marketing of $45,000, and travel, meals and lodging expense of $288,000.

Salaries and Benefits

	Three Months Ended September 30		%Change	Nine Months Ended September 30		%Change
(in thousands)	2021	2020		2021	2020
Salaries and Benefits	$718	$585	23%	$1,855	$2,050	(9%	)

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Salaries and benefits increased $133,000 or 23%, primarily due to expansion into El Salvador.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Salaries and benefits decreased $195,000 or 10%, primarily due to a decrease of $477,000 in stock-based compensation expense and partially offset by increase in headcount.

Loss on Crypto Asset Borrowing Derivatives

	Three Months Ended September 30		%Change		Nine Months Ended September 30		%Change
(in thousands)	2021	2020			2021	2020
Loss on crypto asset borrowing derivatives	$182	$312	(42%	)	$378	$531	(29%	)

37

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Loss on crypto asset borrowing derivatives decreased $130,000 or 42%. The net decrease is primarily due to a 71 bitcoin decrease in the principal balance outstanding from 80 bitcoin as of September 30, 2020 to 9 bitcoin as of September 30, 2021, partially offset by an increase in fair value of Bitcoin. See Note 7 to our condensed consolidated financial statements (unaudited) for the three months ended September 30, 2021 and 2020.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Loss on crypto asset borrowing derivatives decreased $153,000 or 29%. The net decrease is primarily due to a 71 bitcoin decrease in the principal balance outstanding from 80 bitcoin as of September 30, 2020 to 9 bitcoin as of September 30, 2021, partially offset by an increase in fair value of Bitcoin. See Note 7 to our condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2021 and 2020.

Interest and Fees on Crypto Asset Borrowings

	Three Months Ended September 30				Nine Months Ended September 30
(Iin thousands)	2021	2020	% Change		2021	2020	% Change
Interest expense	$164	$264	$(38%	)	$463	$746	(38%	)
Fees on crypto asset borrowings	23	219	(89%	)	114	304	(6%	)

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

 Interest expense decreased $100,000 or 38%, as the Company paid off its long-term debt with a principal balance of $1,675,000 in May 3, 2021.

Fees on crypto asset borrowings decreased $196,000 or 89%, primarily due to the 15 Bitcoin reduction in fees due to the decreased in the principal balance outstanding from 80 bitcoin as of September 30, 2020 to 9 bitcoin as of September 30, 2021 and was partially offset by an increase in fair value of Bitcoin.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Interest expense decreased $283,000 or 38%, as the Company paid off its long-term debt with a principal balance of $1,675,000.

Fees on crypto asset borrowings decreased $190,000 or 63%, primarily due to the 16 Bitcoin reduction in fees due to the decreased in the principal balance outstanding from 80 bitcoin as of September 30, 2020 to 9 bitcoin as of September 30, 2021 and was partially offset by an increase in fair value of Bitcoin.

Income Tax Expense (Benefit)

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

Income tax benefit increased $447,000, as the Company recognized income tax benefit on losses incurred during the three months ended September 30, 2021.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Income tax benefit increased $301,000, as the Company recognized income tax benefit on losses incurred during the nine months ended September 30, 2021, primarily due to the theft of Bitcoin in March 2021.

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Net Loss/Income Attributable to Common Stockholders

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

We realized a net loss attributable to common stockholders of $334,000, or 0.000083 cents per share, for the three months ended September 30, 2021, compared to a net income attributable to common stock shareholders of $739,000, or 0.00023 per share, during the three months ended September 30, 2020, representing an increase in net loss attributable to common stockholders of $1,073,000 or 145%.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

We realized a net loss attributable to common stockholders of $572,000, or 0.00013 cents per share, for the nine months ended September 30, 2021, compared to a net loss attributable to common stock shareholders of $533,000, or 0.00014 per share, during the nine months ended September 30, 2020, representing a decrease in net loss attributable to common stockholders of $200,000 or 38%.

Comparison of the Years Ended December 31, 2020 and 2019

The table below sets forth, for the periods presented, certain historical financial information.

	Year Ended December 31
	2020	2019	$ Change	% Change
	(in thousands, except number of shares)

Revenues	$68,937	$22,643	46,294	204%
Cost of revenues	62,390	21,997	40,393	184%
Gross profit (loss)	6,547	646	5,901	913%

Operating expenses:
Salaries and benefits	2,562	1,644	918	56%
General and administrative	862	1,087	(225)	(21%	)
Sales and marketing	18	43	(25)	(58%	)
Other operating expense	55	61	(6)	(10%	)
Total operating expenses	3,497	2,835	662	23%

Income/(loss) from operations	3,050	(2,189)	5,239	239%

Loss (gain) on crypto asset borrowing derivatives	1,061	1,361	(300)	(22%	)
Interest expense	990	289	701	243%
Fees on crypto asset borrowings	337	372	(35)	(9%	)
Other expense	74	(406)	480	118%
Loss before income taxes	588	(3,805)	4,393	115%
Income tax expense	428	–	428	100%
Net loss	$160	$(3,805)	3,965	104%

Comprehensive loss
Net loss	$160	$(3,805)	3,965	104%
Foreign currency translation adjustment	20	(114)	134	118%
Comprehensive loss	$180	$(3,919)	4,099	105%

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Revenue

	Year Ended December 31
	2020	2019	$ Change	% Change
	(in thousands)

Athena ATM	$55,268	$14,273	$40,995	287%
Over-the-counter	13,579	8,255	5,324	64%
BitQuick, and other	90	115	(25)	(22%	)
	$68,937	$22,643	$46,294	204%

	Year Ended December 31
	2020	2019	$ Change	% Change
	(in thousands)
Revenue
United States	$68,133	$22,040	$46,093	209%
International	803	101	702	695%
	$68,936	$22,141	$46,795	211%

Athena ATM revenue increased $40,995,000 or 287%. Average transaction size for all crypto assets increased from $175 to $523, or 199% while number of transactions increased from 81,631 to 105,500, or 29%. Number of ATMs increased from 53 to 132, or 149%. The table below shows Bitcoin sales in Athena ATM.

Bitcoin Sales	Twelve Months Ended December 31
	2020	2019	% Change
Quantity sold	4,234	1,844	n.m.
Average selling price	$12,767	$7,181	n.m.
Average mark up	16.6%	15.1%	150 bps
% Athena ATM revenue	98%	93%

____________________

Note: n.m. defined as not meaningful.

(1) Ethereum, Litecoin, and BCH accounted for the remaining revenue.

Over-the-counter revenue increased $5,324,000 or 64%. Average transaction size for all crypto assets increased from $59,196 to $32,381, or 45% while number of transactions increased 135 to 415, or 207%. The table below shows Bitcoin sales in Over-the-counter.

Bitcoin Sales	Twelve Months Ended December 31
	2020	2019	% Change
Quantity sold	1,306	1,216	n.m.
Average selling price	$10,228	$6,660	n.m.
Average mark up	4.6%	2.9%	170 bps
% Over-the-counter revenue (1)	98%	98%

____________________

Note: n.m. defined as not meaningful.

(1) Ethereum and Litecoin accounted for the remaining revenue in 2020 and Ethereum, Litecoin, and Tron in 2019.

BitQuick and other revenue decreased $25,000 or 22%. due to changing customer preferences.

40

Cost of Revenues and Gross Profit

Cost of revenues is comprised primarily of the expenses related to the acquisition of crypto assets sold and the costs of operating the ATMs from which the crypto assets are sold. For the year ended December 31, 2020 and 2019, the expenses related to the acquisition of crypto assets sold were $59.5 million and $20.2 million, respectively. The increase in expenses related to acquisition of crypto assets sold was primarily a result of the increased sales of crypto assets. For the year ended December 31, 2020 and 2019, the costs of operating the ATMs were $2.9 million and $1.8 million, respectively. The increase in operating the ATMs was primarily driven by the 59% increase in ATMs installed.

Gross profit increased $5.9 million or 913%, due to Athena ATM revenue growth in the U.S. Gross profit percentage increased due primarily to higher margins from Athena ATM revenue.

Operating Expenses

Total operating expenses increased $622,000 or 23%, primarily attributable to increase in salaries and benefits offset in part by a decrease in general and administrative, sales and marketing, and other operating costs.

	Year Ended December 31
(in thousands)	2020	2019	$ Change	% Change
Salaries and Benefits	$2,562	$1,644	$918	56%

Salaries and benefits increase $918,000 or 56%, primarily due to increase in stock-based compensation expense.

	Year Ended December 31
(in thousands)	2020	2019	$ Change	% Change
General and administrative	$862	$1,087	$(225)	(21%	)

General and administrative expenses decreased $225,000 or 21%, primarily due to tighter expense control.

	Year Ended December 31
(in thousands)	2020	2019	$ Change	% Change
Sales and marketing	$18	$43	$(25)	(58%	)

Sales and marketing expenses decreased of $25,000 or 58%, due to reduced marketing activity as control cost measure.

Loss on Crypto Asset Borrowing Derivatives

	Year Ended December 31
(in thousands)	2020	2019	$ Change	% Change
Loss (gain) on crypto asset borrowing derivatives	$1,061	$1,361	$300	(22%	)

Loss on crypto asset borrowing derivatives decreased $300,000 or 22%, due to decrease in principal outstanding amount of Bitcoin borrowed (host contract) in 2020. See Note 5 to our audited condensed consolidated financial statements for the year ended December 31, 2020 and 2019.

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Interest and Fees on Crypto Asset Borrowings

	Year Ended December 31
(in thousands)	2020	2019	$ Change	% Change
Interest expense	$990	$289	$701	243%
Fees on crypto asset borrowings	337	372	35	(9%	)

Interest expense increased of $701,000 or 243%, due to interest on 8% Convertible Debenture issued in January 2020 and increased borrowings.

Fees on crypto asset borrowings decreased $35,000 or 9%. The net decrease is primarily due to a reduction of $211,000 in underlying fees due to a 20 bitcoin decrease in the principal balance outstanding (50 bitcoin as of December 31, 2019 and 30 bitcoin as of December 31, 2020). The $211,000 reduction due to the decreased principal balance was offset by an increase of $176,000 due to an increase in fair value of Bitcoin.

Income Tax Expense (Benefit)

Income tax expense increased $428,000, due to the Company converting its tax status from S corporation to C corporation.

Net Loss Attributable to Common Stockholders

We realized a net income attributable to common stockholders of $160,000, or 0.00004 cents per share, for the year ended December 31, 2020, compared to a net loss attributable to common stockholders of $3,805,000, or 0.00305 per share, during the year ended December 31, 2019, representing an increase in net income attributable to common stockholders of $3,965,000 or 104%.

Financial Condition

The table below sets forth certain financial information for the periods presented.

	September 30	December 31%		December 31	Y-o-Y(1)
(in thousands)	2021	2020	Change	2019	Change
Current assets	$9,466	$3,544	167%	$635	458%
Property and equipment, net	3,138	788	298%	221	257%
Others	2,558	2,143	19%	782	174%
Total	$15,162	$6,475	134%	$1,638	295%

Current liabilities	$10,304	$4,312	139%	$4,342	(1%	)
Long-term liabilities	9,501	5,435	75%	9,532	(43%	)
Shareholders’ deficit	(4,643)	(3,272)	42%	(12,236)	(73%	)
Total	$15,162	$6,475	134%	$1,638	295%

 _______________________

(1) Percentage change from December 31, 2019 to December 31, 2020.

As of September 30, 2021, we had total assets of $15,162,000 compared to total assets of $6,475,000 as of December 31, 2020. This increase was primarily due to an increase in accounts receivable of $2,202,000, restricted cash held for customers of $2,200,000, which is offset by a liability to customers of the same amount, and other advances of $780,000. The remaining $2,350,000 increase was due to investments in property and equipment, primarily ATM machines in El Salvador and U.S. We had no balance for accounts receivable and restricted cash held for customers as of December 31, 2020.

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Our crypto assets held was $585,000 as of September 30, 2021, as compared to $1,343,000 as of December 31, 2020. This decrease was due to lower levels of inventory and not restocking to match the bitcoin borrowings after the theft of 29 bitcoin in March 2021. Crypto asset borrowings from a related party decreased from $881,000, fair value of 30 bitcoin, as of December 31, 2020, to $384,000, fair value of 8 bitcoin, as of September 30, 2021, as we continued to repay borrowed bitcoin. We do not intend to borrow additional crypto assets in the foreseeable future and intend to raise equity funds or debt capital to finance working capital and investment as needed. No assurances can be made that we will be successful in such efforts.

Our leased assets decreased from $2,067,000 as of December 31, 2020, to $1,915,000 as of September 30, 2021, primarily as we did not significantly increase the number of locations leased for ATMs. There was also an equivalent decrease in the Company’s lease liabilities (current and long-term). The current portion of the Company’s long-term debt increased from $1,354,000 as of December 31, 2020, to $1,496,000 as of September 30, 2021, due to additional as the Company utilized cash flows from operations to repay outstanding debt.

The Company has had increasing capital resources in 2021 over the twelve months ended December 31, 2020. Our cash on hand went up by $ 2,085,000 compared to the balance on December 31, 2020, primarily due to increase in restricted cash held for customers of $2,200,000 offset by changes detailed below.

Operating activities provided $3,286,000 in cash for the nine months ended September 30, 2021. The sources of cash from operating activities comprised primarily of advances for revenue contracts $3,500,000; restricted cash held for customers of $2,200,000; decrease in value of crypto assets held $758,000; and $331,000 of non-cash charges. The fair value adjustment on derivatives provided $378,000 adjustment of operating cashflow cash but was offset by an increase in value of accounts receivable by $2,202,000 and a net loss of $572,000.

Our investing activities used $2,661,000 in cash for the nine months ended September 30, 2021: $991,000 towards purchase of property and equipment to expand our fleet of ATMs and $1,670,000 as investment in our fleet of white label ATMs and other assets in El Salvador.

Our financing activities provided $2,679,000 in cash for the nine months ended September 30, 2021, primarily due to the issuance of $4,985,000 in convertible debt and the repayment of $2,306,000 in debt.

Liquidity and Capital Resources

As of September 30, 2020, we had current assets of $9,466,000 and current liabilities of $10,304,000, including the current portion of the long-term note held by Consolidated Trading of $1,490,000 and advances for revenue contracts of $3,500,000, rendering a deficit working capital of $838,000. Our working capital needs are influenced by our level of business operations and generally increase with higher levels of revenue. We strive to minimize the amount of working capital deployed for better financial results. During the quarter, we raised an additional $4,695,00 in 6% Convertible Debentures in addition to the $290,000 we raised in the second quarter of 2021. That has provided us sufficient working capital for current needs. The Company continues to make efforts to supplement financial resources through raising equity and debt capital as well as generating cash inflow from operations. No assurances can be made that we will be successful in our equity and/or debt fund raising efforts.

On July 12, 2021, the Company signed a loan restructuring agreement for the remaining of outstanding Bitcoin balance as of that date. Under the agreement Mr. Komaransky, the Company’s director and majority shareholder, agreed to extend the maturity for the entire amount of the loan to May 31, 2022, and certain other modified terms which included the conversion of the borrowings into a U.S. dollar loan when the published exchange rate of Bitcoin for U.S. dollars is equal to or exceeds a ratio of 1 bitcoin: U.S. $75,000 at the first time and on the first date after June 30, 2021. The Company, under the agreement, created a first priority security interest and lien on all its property excluding property that has been given as collateral to Consolidated Trading Futures, LLC (“CTF”) until the repayment of the outstanding debt to CTF. Further, the Company agreed to pay accelerated weekly payments of $35,000 in bitcoin. We continue to make efforts to obtain additional resources to meet the financial needs of our business.

In the 2022 fiscal year, the Company has one materially significant debt due, the note held by CTF (the “Consolidated Note”). As of December 31, 2021, the principal balance of the Consolidated Note was $1,490,000. The Company makes monthly interest payments on the Consolidated Note, but as of the date of this prospectus, has not paid down the principal. To retire this debt in 2022, the Company expects to use cash inflow from operations and other working capital.

The Company has no material commitments for capital expenditures.

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Loan Agreement with the Company’s Director and Shareholder

On August 22, 2018, the Company entered into a crypto asset borrowing agreement with Mr. Komaransky, one of the Company’s directors and a principal shareholder. Under this agreement, the Company borrowed 30 bitcoin initially due and payable on August 22, 2019. The borrowing fee on the loan as defined in the agreement, is 13.5% of the outstanding principal amount. On July 12, 2021, the Company and Mr. Komaransky entered into a borrowing restructuring agreement for the remaining outstanding Bitcoin balance as of that date. Under the terms of the agreement, the maturity of the borrowings was extended to May 31, 2022 and the Company agreed to make weekly repayments of $35,000 in Bitcoin. On a weekly basis, the Company intends to utilize cash flows from operations and other financings to obtain the Bitcoin necessary for the weekly repayments. As discussed in further detail in Notes 1 and 5 to our consolidated financial statements for the year ended December 31, 2020 and 2019, the crypto assets borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability and is carried at the fair value of the assets acquired on the date acquired. The embedded derivative is accounted for at fair value (based on the underlying Bitcoin value), with changes in fair value recognized in other non-operating expenses in the consolidated statements of operations and comprehensive income. The host contract and embedded derivative are presented together in Related party crypto asset borrowings in the consolidated balance sheets.

The Company intends to utilize cash from operations to repay its related party crypto asset borrowing obligation (not directly related to the theft of Bitcoin). On July 12, 2021, the Company entered into a borrowing restructuring agreement for the remaining outstanding bitcoin balance as of that date. Under the terms of the agreement, the maturity of the borrowings was extended to May 31, 2022 and the Company agreed to make weekly repayments of $35,000 in Bitcoin.

Cash Flow

The following summarizes our cash flow for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30
	2021	2020	$ Change	% Change
	(in thousands)

Net cash provided by (used in) operating activities	$3,286	$(161)	$3,447	(214%	)
Net cash used in investing activities	(2,661)	(563)	(2,098)	373%
Net cash provided by financing activities	2,679	2,399	280	12%
Net increase/(decrease) in cash and cash equivalents	3,304	1,675	1,629	97%
Cash and cash equivalents, beginning of period	2,085	336	1,749	521%
Cash and cash equivalents, end of period	$5,389	$2,011	$3,378	168%

The following summarizes our cash flow for the year ended December 31, 2020 and 2019:

	Year Ended December 31
	2020	2019	$ Change	% Change
	(in thousands)

Net cash provided by (used in) operating activities	$1,377	$(2,007)	$3,384	(169%	)
Net cash used in investing activities	(859)	(15)	(844)	5627%
Net cash provided by financing activities	1,231	1,548	(317)	(20%	)
Net increase/(decrease) in cash and cash equivalents	1,749	(474)	2,223	(469%	)
Cash and cash equivalents, beginning of period	336	810	(474)	(59%	)
Cash and cash equivalents, end of period	$2,085	$336	$1,749	521%

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Cash flow from operating activities

Operating activities provided $3,286,000 in cash for the nine months ended September 30, 2021, compared to a decrease of $161,000 for the nine months ended September 30, 2021. The changes in sources of cash from operating activities for the nine months ended September 30, 2021, comprised primarily of an increase from advances for revenue contracts $3,500,000; increase from restricted cash held for customers of $2,200,000, a decrease in value of crypto assets held $ 1,484,000; and increase of $124,000 of non-cash charges and a decrease in fair value adjustment on derivatives of $153,000. This was offset by an increase in value of accounts receivable by $2,202,000, increase in advances of $780,000, increase in prepaid expenses and other assets of $300,000, and an increase in net loss of $39,000.

For the year ended December 31, 2020, net cash provided by operating activities was $1,377,000, compared to net cash used in operating activities of $2,007,000 during the year ended December 31, 2019, representing an increase in cash provided of $3,384,000, primarily due to the change in fair value of crypto asset borrowing derivatives, operating assets and liabilities, and a decrease in net loss attributable to common stockholders.

Cash flow from investing activities

Our investing activities used $2,661,000 in cash for the nine months ended September 30, 2021, $932,000 towards purchase of property and equipment to expand our fleet of ATMs and $1,729,000 as investment in our fleet of white label ATMs and other assets in El Salvador. In the nine months ended September 30, 2020, we had spent $563,000 towards purchase of property and equipment to expand our fleet of ATMs.

For the year ended December 31, 2020, net cash used in investing activities was $859,000, compared to net cash used in investing activities of $15,000 during the year ended December 31, 2019, representing an increase in cash used of $884,000. This change is attributable to an increase in the amount of fixed assets purchased during the year ended December 31, 2020, when compared to the year ended December 31, 2019.

Cash flow from financing activities

Our financing activities provided $2,679,000 in cash for the nine months ended September 30, 2021, primarily due to the issuance of $4,985,000 in convertible debt and the repayment of $ 2,306,000 in debt compared to $2,399, 000 in the nine months ended September 30, 2020, which included issuance of 8% convertible debentures for $3,125,000, financing of $226,000 from other sources, reduced by repurchase of our shares for $118,000 and repayment debt of $834,000.

For the year ended December 31, 2020, net cash provided by financing activities was $1,231,000, compared to net cash provided by financing activities of $1,548,000 for the year ended December 31, 2019, representing a decrease in cash provided of $317,000. The decrease is attributable to repurchase of 30,422,825 shares of the Company from DV Chain, and repayment of debt during the year ended December 31, 2020, as compared to the year ended December 31, 2019. We also repaid 100 bitcoin previously borrowed offset by the proceeds from the issuance of 8% Convertible Debentures.

Capital Expenditure Commitments and Off-Balance Sheet Arrangements

The Company has no material commitments for capital expenditures. The Company is not a party to any off-balance sheet transactions. We have no guarantees or obligations other than those which arise out of normal business operations.

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Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. We continually evaluate the accounting policies and estimates used to prepare the financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position. Our critical accounting estimates are more fully discussed in Note 2 to our unaudited financial statements contained herein.

Revenue Recognition

The Company derives its revenues primarily from two sources: (i) point of sale transactions of crypto assets at ATMs and (ii) customized investor trading services for the sale or purchase of crypto assets. From the third quarter of 2021, it also has revenue from (i) white label operations and (ii) some ancillary activities. The Company adopted ASC 606, Revenue Recognition, effective January 1, 2019, using the modified retrospective method. Under ASC 606, Revenue Recognition, the Company recognizes revenue at the point of sale of these products or services to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation.

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied. The Company’s revenue associated with ATM and investor services are recognized at a point in time when the crypto asset is delivered to the customer.

The Company controls the service as it is primarily responsible for fulfilling the service and has discretion in establishing pricing with its customers. Adoption of the new revenue standard resulted in no changes to the Company’s accounting policies for revenue recognition.

Crypto Asset Borrowings

The Company borrows crypto assets. Such crypto assets borrowed by the Company are reported in crypto assets held on the Company’s consolidated balance sheets.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at the fair value of the assets acquired and reported in crypto asset borrowings in the consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other non-operating expenses in the consolidated statements of operations. The embedded derivatives are included in crypto asset borrowings in the consolidated balance sheets.

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Stock-based Compensation

The Company accounts for stock-based compensation according to the provisions of ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options and non-vested stock awards, based on the fair values on the dates they are granted. The Company records the fair value of awards expected to vest as compensation expense on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the options expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends. The expected volatility is based on the average historical volatility of certain comparable publicly traded companies within the Company’s industry. The expected term assumptions are based on the simplified method, due to insufficient historical exercise data and the limited period of time that the Company’s equity securities have been available for issuance. The risk-free interest rates are based on the U.S. Treasury yield in effect at the time of grant. The Company does not expect to pay dividends on common stock in the foreseeable future; therefore, it estimated the dividend yield to be 0%.

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The Business

Overview

The Company is focused on developing, owning and operating a global network of Athena Bitcoin ATM machines, which are free standing kiosks that permit customers to buy or sell crypto assets (including Bitcoin, Ethereum, Litecoin and BCH) in exchange for cash (banknotes) issued by sovereign governments - often referred to as fiat currencies.

We place our machines in convenience stores, shopping centers, and other easily accessible locations. Our network presently includes Athena Bitcoin ATMs in 10 states and 3 countries in Central and South America. We seek to expand our network in the US and in El Salvador, and to further develop Athena Bitcoin as a trusted and preferred brand for parties seeking to exchange currency for Bitcoin and other major crypto assets. By focusing on the Americas, we concentrate our customer service, technical, and management staff in overlapping time zones.

We buy Bitcoin, Ethereum and Litecoin daily, and hold them in our wallets to later sell to users of our ATMs. We make a mark up on all crypto assets that we sell. We do not invest in or have long term holdings of Bitcoin, Ethereum, Litecoin, or BCH. On average, we sell our holdings of Bitcoin within 3 to 5 days of buying it, and within 7 to 10 days of buying our Ethereum, Litecoin, and BCH holdings. We strive to keep this period short to reduce the effect of changes in Bitcoin/U.S. dollar exchange rates on our business and to maximize our working capital.

By increasing our geographic service area, including our expansion of operations to El Salvador, we aim to make Athena Bitcoin into a global financial services company that can connect the world’s cash to the world of crypto assets.

Background and Corporate History

The Company was incorporated in the state of Nevada in 1991 under the name “GamePlan, Inc.” for the sole purpose of merging with Sunbeam Solar, Inc., a Utah corporation, which merger occurred as of December 31, 1991 with GamePlan, Inc. as a sole surviving entity. The Company was involved in various businesses, including, gaming and other consulting services, prior to becoming a company seeking acquisitions (a “shell company” as defined in Rule 405 of the Securities Act). The Company was a reporting issuer under the Securities and Exchange Act of 1934 (the “Exchange Act”) from 1999 until 2015 when it filed Form 15 pursuant to Rule 12g-4(a)(1) with the Commission.

On March 28, 2014, the Company entered into an Agreement and Plan of Merger (the “Plan”) with VPartments; VPartments Acquisition Corp., a Georgia corporation that was formed as a wholly-owned subsidiary of the Company (the “Merger Subsidiary”); and Mark D. Anderson, Sr., who was the beneficial owner of approximately 60.1 percent of the issued and outstanding shares of common stock of VPartments. Under the terms of the Plan, the parties agreed that at the closing, the Merger Subsidiary would merge with and into VPartments, with each 7.52034545757 then-outstanding shares of VPartments common stock to be converted into the right to receive one share of the Company’s common stock. The Company issued a total of 150,525,000 “restricted” shares of its common stock to the stockholders of VPartments Inc., causing such stockholders to become the collective owners of approximately 90.8 percent of the Company’s issued and outstanding shares of common stock. In connection with the change of control pursuant to the Plan, the Company’s then current officers and directors resigned, and the new officers and directors were appointed. The Company (GamePlan, Inc.) had no operations and was seeking acquisitions from April, 2014 until January 30, 2020. The Company (GamePlan, Inc.) did not enter into any debt obligations during that period.

In July, 2018, Magellan Capital Partners, Inc., a Wyoming corporation, became a majority shareholder of the Company after purchase of 90,421,378 shares of common stock (approximately 55%) in a private transaction with a majority shareholder, Mark D. Anderson. Following the acquisition of control, Dempsey Mork, a beneficial owner of Magellan Capital Partners, Inc., was appointed a sole officer and director of the Company, and subsequently elected as its sole director in November, 2018 shareholders’ meeting. On December 6, 2018, Mr. Mork entered into an agreement with Robert Berry, a former officer and director, to cancel all debts due to Mr. Berry from the Company in consideration for the issuance of the total of 90,421,000 shares of common stock of the Company to Mr. Berry and another shareholder.

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On January 14, 2020, the Company entered into a Share Exchange Agreement (the “Agreement”), by and among the Company, Athena Bitcoin, Inc., a Delaware corporation (“Athena Bitcoin”) incorporated in 2015, and certain shareholders of Athena Bitcoin. The Agreement provides for the reorganization of Athena Bitcoin, with and into the Company, resulting in Athena Bitcoin becoming a wholly-owned subsidiary of the Company (the “Share Exchange”). GamePlan, Inc, had a total of 486,171,020 shares outstanding prior to the Share Exchange. The Agreement is for the exchange of 100% shares of the outstanding common stock of Athena Bitcoin, for 3,593,644,680 shares of GamePlan, Inc. common stock (an exchange rate of 1,244.69 shares of common stock of GamePlan, Inc. for each share of Athena Bitcoin common stock). The exchange rate was determined by the Board of Directors of Athena Bitcoin based on the arbitrary valuation of Athena Bitcoin by its Board of Directors and negotiations with the principals of GamePlan, Inc. No independent valuation was obtained. The authorized capital stock of Athena Bitcoin immediately preceding the closing of the Share Exchange consisted of (i) 3,000,000 shares of the Athena Bitcoin’s common stock, par value $0.001 per share, authorized, of which: 2,887,175 shares were issued and outstanding immediately prior to the Share Exchange, which included the following conversion events in connection with the Share Exchange: (i) 1,328,381 shares resulting from the conversion of certain Simple Agreements for Future Tokens (“SAFT”) issued by Athena Bitcoin in 2018 pursuant to the SAFT provisions providing for the conversion into Athena Bitcoin equity under certain conditions (see SAFT Investments, page 54) were exchanged for 1,653,425,404 shares of the Company’s common stock at a conversion price of $4.09; (ii) 93,106 shares resulting from the exercise of certain outstanding warrants at an average exercise price of $2.00 per share, issued by Athena Bitcoin were exchanged for 115,888,490 shares of the Company’s common stock (see also Description of Capital Stock – Warrants to Purchase Common Shares, page 68 and Note 16 to the Company’s audited financial statements for the fiscal years ended December 31, 2019 and 2020); (iii) 126,646 shares resulting from the exercise of stock options issued by Athena Bitcoin were exchanged for 157,635,309 shares of the Company’s common stock (see Note 10 to the Company’s audited financial statements for the fiscal years ended December 31, 2019 and 2020); and (iv) 336,692 shares resulting from the conversion of the Swingbridge Conversion and Release Agreement were exchanged for 419,078,082 shares of the Company’s common stock (see Swingbridge Crypto LLC Loans, page 52 and Note 6 to the Company’s audited financial statements for the fiscal years ended December 31, 2019 and 2020). The closing of the Share Exchange transaction occurred as of January 30, 2020. Following the closing date of the transaction, there were 4,079,815,704 shares of the Company’s common stock outstanding. The Company had 5,000,000,000 shares of common stock authorized as of the closing date of the Share Exchange transaction. Subsequently, in May, 2020, following the Company’s Convertible Debenture financing (see Recent Financings below), the Company filed its amended and restated articles of incorporation authorizing a total of 4,409,605,000 shares of common stock.

The Company approved the name change from “GamePlan, Inc.” to "Athena Bitcoin Global" on March 10, 2021 by the unanimous consent of its Board of Directors and a majority consent of its shareholders. The Company filed an amendment to its Articles of Incorporation with the Secretary of State of the state of Nevada on April 6, 2021, with the effective date of April 15, 2021. The Company’s name change, and trading symbol change to “ABIT” on OTC Pink Market were declared effective by FINRA on June 9, 2021.

The Company, Athena Bitcoin Global, is a Nevada corporation which owns our 100% of our operating subsidiary, Athena Bitcoin, Inc., a Delaware corporation. Our domestic business operations are conducted by Athena Bitcoin, Inc. We also have operating subsidiaries in the specific countries where we operate, or in the case of Mexico, where we previously operated until 2019. Our wholly-owned subsidiaries located outside of the United States are: Athena Bitcoin S. de R.L. de C.V., incorporated in Mexico; Athena Holdings Colombia SAS, incorporated in Colombia; Athena Holding Company S.R.L, incorporated in Argentina; Athena Holdings of PR LLC, incorporated in Puerto Rico; and Athena Holdings El Salvador, S.A. de C.V., incorporated in El Salvador.

Our corporate office is located at 1332 N Halsted St., Suite 403, Chicago, IL 60642, and our telephone number is 312-690-4466. Our website is www.athenabitcoin.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

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Recent Financings of Athena Bitcoin Global

On June 22, 2021, the Company commenced its private offering of up to $5,000,000 of 6% Convertible Debentures to accredited investors only. The maturity date on the 6% Convertible Debentures is two years after the date of issuance. The investor has an option to convert the principal amount of the Debenture into shares of common stock of the Company at a conversion price equal to the lesser of (i) $0.10 or (ii) 25% less than the twenty trading day (20-trading day) volume weighted average price (“VWAP”) of the common stock based on the closing prices per share reported by the OTC Pink Market operated by the OTC Markets Group, Inc., for said twenty-day trading period, commencing ten-trading days prior to the date of election to convert the Debenture and ending ten-trading days after such election is made and the notice of conversion has been submitted to the Company. The investor is required to convert the Debenture if the Company’s common stock is admitted or listed for trading on a national stock exchange or if certain corporate transactions occur, such as merger, sale or change of control of the Company. The accrued interest on the 6% Convertible Debentures is paid quarterly and is not subject to conversion to common stock. The holders of the Debentures are provided with the registration rights to register the shares of common stock the Debentures are convertible into, in a registration statement to be filed by the Company on Form S-1 with the Commission. The Company sold a total of $[●] of the 6% Convertible Debentures to [●] accredited investors. The proceeds of the private placement are to be used for working capital and operations of the Company. The Company closed its private placement as of September 30, 2021.

On January 31, 2020 immediately following the closing of the Share Exchange transaction, the Company closed a private placement of its 8% Convertible Debentures in the total amount of $3,125,000 (the “Convertible Debentures”). The closing of the private placement was subject to the closing of the Share Exchange transaction by the Company. There were two purchasers of the Convertible Debentures: KGPLA, LLC, an entity in which a director of the Company and the Company’s beneficial owner of 41% has ownership interest ($3,000,000 principal amount of Convertible Debenture) and Swingbridge Crypto III, LLC ($125,000 principal amount of Convertible Debenture), an affiliate and former noteholder of the Company – see Note 7 to the Financial Statements. The Convertible Debentures have a maturity date of January 31, 2025 and bear interest at 8% per annum. The purchasers have an option to convert the outstanding principal and accrued interest amount of their respective Convertible Debentures into shares of common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. In connection with the Convertible Debentures private placement, the purchasers acquired certain registration and voting rights. – see also Description of Capital Stock.

Debt Obligations of Athena Bitcoin, Inc. and the Company

Notes

In 2017, Athena Bitcoin, Inc. entered into several subordinated note agreements with shareholders of its common stock. The notes had a principal amount of $117,000 with maturity dates in 2021 and 2022. The notes have 12% interest per annum. As of both December 31, 2020, and December 31, 2019, the outstanding principal was $117,000 ($27,000 due in October 2021).

On May 30, 2017, the Company entered into a senior note agreement with Consolidated Trading Futures, LLC. The note provided for a principal amount of $1,490,000 of the loan secured against the Company’s cash in machines and held by service providers with a maturity date of May 31, 2022. Interest as defined in the note is 15% per annum. As of both December 31, 2020, and December 31, 2019, the outstanding principal was $1,490,000.

On August 1, 2018, Athena Bitcoin, Inc. entered into a promissory note with LoanMe, Inc. The promissory note provided for a principal amount of $100,000, with a final maturity date of August 1, 2028, with equal monthly installment payments of $2,205. The promissory note has 24% interest per annum. As of December 31, 2020, and December 31, 2019, the outstanding principal was $93,440 and $96,182, respectively.

Swingbridge Crypto LLC Loans

On October 22, 2018, Athena Bitcoin, Inc. entered into a loan agreement and a promissory note with Swingbridge Crypto I, LLC. The promissory note provided for an aggregate of $500,000 in principal with a maturity date of May 30, 2019. Interest as defined in the promissory note was simple interest equal to 8% per annum. As of December 31, 2019, the outstanding principal was $500,000. The principal amount and accrued interest on the note were converted into 153,817 shares of common stock of Athena Bitcoin, Inc. at a price of $4.09 per share. The conversion price was determined by the negotiation of the parties with an implied valuation of Athena Bitcoin, Inc. of not less than $5 million, pursuant to the terms of the loan agreement. Such shares of Athena Bitcoin, Inc. were then exchanged in the Share Exchange transaction (see above).

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On May 21, 2019, the Company entered into a loan agreement and a promissory note with Swingbridge Crypto II, LLC. The promissory note provided for an aggregate of $300,000 in principal with a maturity date of August 21, 2019. Interest as defined in the promissory note was simple interest equal to 30% per annum. As of December 31, 2019, the outstanding principal was $300,000. The principal amount and accrued interest on the note were converted into 40,389 shares of common stock of Athena Bitcoin, Inc. at a price of $9.24 per share. The conversion price was determined by the negotiation of the parties with an implied valuation of Athena Bitcoin, Inc. of not less than $5 million, pursuant to the terms of the loan agreement. Such shares of Athena Bitcoin, Inc. were then exchanged in the Share Exchange transaction (see above).

On July 26, 2019, the Company entered into a loan agreement and a promissory note with Swingbridge Crypto III, LLC. The promissory note provided for an aggregate of $1,000,000 in principal with a maturity date of July 26, 2020. Interest as defined in the promissory note was simple interest equal to 40% per annum. As of December 31, 2019, the outstanding principal was $1,000,000. The principal amount and accrued interest on the note were converted into 142,486 shares of common stock of Athena Bitcoin, Inc. at a price of $8.32 per share. The conversion price was determined by the negotiation of the parties with an implied valuation of Athena Bitcoin, Inc. of not less than $5 million, pursuant to the terms of the loan agreement. Such shares of Athena Bitcoin, Inc. were then exchanged in the Share Exchange transaction (see above).

In connection with the Share Exchange transaction of the Company on January 30, 2020, and pursuant to the Swingbridge Conversion and Release Agreement, the 336,692 shares of common stock resulting from the conversion of the above Swingbridge notes were exchanged for 419,078,082 shares of the Company’s common stock.

DV Chain LLC Loan

On November 21, 2019, Athena Bitcoin, Inc. entered into a promissory note with DV Chain, LLC. The promissory note provided for a principal amount of $1,950,719 with a maturity date of May 1, 2021. Interest as defined in the promissory note was 15% per annum. On August 16, 2020, the Company entered into an agreement with DV Chain, LLC, whereby the Company repurchased 30,422,825 common shares held by DV Chain, LLC at a price of $0.00388 and agreed to make accelerated payments of $25,000 per week on the promissory note until the maturity date of May 1, 2021. As of December 31, 2020, and December 31, 2019, the outstanding principal was $1,350,000 and $1,950,719, respectively. As of March 31, 2021, the outstanding principal was $585,000. The Company repaid the remaining principal balance and interest due on this loan on May 31, 2021.

SBA Loan

On April 15, 2020, the Company entered into a forgivable loan agreement (SBA Loan) with Citizens National Bank of Greater St. Louis under the Coronavirus Aid Relief, and Economic Security Act (CARES Act) administered by the U.S. Small Business Administration. The Company received total proceeds of $156,919 from the SBA Loan. In accordance with the requirements of the CARES Act, the Company used the proceeds from the SBA Loan primarily for payroll costs and retained the employment of full-time employees as required by the terms of the SBA Loan. The SBA Loan was scheduled to mature on April 15, 2022 and has a 1.00% interest rate. In accordance with the CARES Act and the Paycheck Protection Program Flexibility Act, the Company applied for Loan Forgiveness for the full outstanding principal balance of the SBA Loan, which was approved in 2020. Accordingly, during the year ended December 31, 2020, the Company recorded $156,919 in other income for the forgiveness of the SBA Loan. See also Note 6 to our Financial Statements.

Borrowing Agreements with the Company’s Director and Shareholder

On August 22, 2018, Athena Bitcoin, Inc. entered into a loan agreement with Mike Komaransky, the Company’s director and principal shareholder (“Bitcoin Agreement”). Under this Bitcoin Agreement, the Company borrowed 30 bitcoin initially due on August 22, 2019. The borrowing fee, as defined in the agreement, is 13.5% of the outstanding principal. On July 12, 2021, Athena Bitcoin and the Company entered into Loan Restructuring and Related Amendments Agreement (the “Restructuring Agreement”) with Mr. Komaransky and Eric Gravengaard, the Company’s CEO, director and principal shareholder, with respect to the Bitcoin Agreement and certain other agreements. As of the date of the Restructuring Agreement, the Company had still a balance due of approximately 21.6 bitcoin. Pursuant to the terms of the Restructuring Agreement, the Company entered into First Amendment of the Loan Agreement which amended the terms of the Bitcoin Agreement. The new amended terms included the extension of the maturity date to May 31, 2022, mandatory weekly payments of $35,000 in Bitcoin and a grant of first priority security interest in all property described in that certain Security Agreement entered into at the same time. In addition, the First Amendment to the Loan Agreement provided for conversion of the note into U.S. dollars any time after June 30, 2021, if the market price of one bitcoin equals to or exceeds $75,000.

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See also Description of Capital Stock, page 68.

In November 2018, the Company entered into another agreement with Mr. Komaransky. This agreement provides for up to four additional borrowings at 50 bitcoin increments with an initial term of 90 days for each loan. Fees for these borrowings is the greater of 10% of the outstanding principal or 0.4% of total ATM sales. The Company borrowed 50 bitcoin under this agreement in November 2018 and an additional 50 bitcoin in March 2019. The Company repaid these Bitcoin borrowings in the year ended December 31, 2020.

SAFT Investments

In 2018, Athena Bitcoin issued a series of instruments called “Simple Agreements for Future Tokens” (“SAFTs”) in exchange for investments in cash or crypto assets. The SAFTs entitle holders to receipt of tokens representing equity in the Athena Bitcoin. under certain pre-defined circumstances. These include a qualified financing event in which the Company raises $15 million or more in a single transaction, a “corporate transaction” (which definition includes a sale of all or substantially all of the Company’s assets), or a dissolution. Athena Bitcoin may also elect to issue equity in lieu of tokens in settlement of the SAFTs. In January 2020, Athena Bitcoin issued 1,653,425,404 shares of common stock for the full outstanding SAFT balance of $5,434,819 since the Share Exchange transaction between GamePlan and Athena qualified as a corporate transaction, based upon the conversion price of $4.09 per share implied by the valuation of the Company as of the date of SAFT determined in good faith by the Board of Directors of Athena Bitcoin and the capitalization of Athena Bitcoin immediately prior to the “corporate transaction” (see also “Background and Corporate History” above).

Buying and Selling Crypto

We are a provider of Bitcoin, Ethereum, Litecoin, and BCH through automated kiosk machines ("Bitcoin ATMs") in the United States and Latin America, integrating one-stop convenience with expert-level customer service. We were one of the first companies to introduce Bitcoin ATMs into the United States, Colombia, Argentina, and El Salvador. We are committed to serving retail purchasers of digital assets with the highest level of customer care through a broad product selection, trained customer service staff, multi-lingual support, and convenient locations. We seek to address the consumer who prefers to transact in cash for digital assets such as Bitcoin, bypassing the traditional means of access to the financial system. Our varied selection of crypto assets includes Bitcoin, Ethereum, Litecoin and BCH. As of September 30, 2021, we operated 144 Athena Bitcoin ATMs in the United States and 32 in Argentina, Colombia, and El Salvador.

Our Athena Investor Services (“AIS”) group allows us to assist digital asset buyers and sellers who wish to use their bank accounts. This service caters to investors who are making larger purchases of Bitcoin in exchange for wire transfers from their bank accounts. These customers are often looking for the same crypto assets that we sell at our Athena Bitcoin ATMs but sometimes challenge us with finding a less well-known coin. We earn their business through education, service, and quality execution of their transaction. The Company is in the process of changing the name of its over-the-counter service to Athena Crypto Exchange (“ACE”).

The retail digital asset space is crowded with large digital players including Coinbase, Square, Gemini, and PayPal. The Company focuses on the cash buyer, who needs bitcoin in the here and now. To serve our customers, we follow AML and KYC guidelines appropriate for BSA compliance. The Company's operating unit, Athena Bitcoin, Inc., is FinCEN registered and undergoes an annual Compliance and Financial audit to maintain good standing. We also comply with state regulations and reporting in each state where it is required.

Our objective is to become one of the world's leading retailers of Bitcoin through cash exchange kiosks. Key elements of our strategy include:

•	International expansion in Latin America where we have a foothold;

•	Machine count growth;

•	Tailoring site selection to our target market.

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Wide User Base

We serve a very wide user base including people buying Bitcoin for the first time; small businesses buying Bitcoin to make global payments; Bitcoin owners needing weekend spending cash; and people that have no bank or savings accounts. While many people are interested in Bitcoin for potential investment profits, Athena believes the great promise of Bitcoin is something wholly different - the democratization of money. A key aspect of the rationale behind Bitcoin is that the traditional system of money and banking, with its many layers, costs and inefficiencies, results in the disenfranchisement of enormous numbers. This includes the world’s people of modest means, as well as the world’s small businesses.

There are over 30 million small businesses in the United States, according to the Small Business Administration, while there are several times that amount worldwide. Today, the Internet has enabled global communications with real-time translation of languages and business connections, that were next to impossible thirty years ago. For those small businesses to transact with each other, they no longer need to speak a common language; however, they do need a common currency. They need money native to the Internet. Bitcoin is the first widespread form of Internet native money. There are 1.7 billion people in the world without bank accounts, according to a 2017 report from the World Bank. This condition includes large segments of people in wealthy countries including the United States. There are 7.1 million U.S. families with no bank account according to a 2019 FDIC report. In 2017, the FDIC did a study on a segment of the U.S. population referred to as “underbanked,” which they define as households that have a bank account but opt to use check cashing services, payday loans, and other non-bank services. The FDIC estimated the underbanked population in the U.S. to include 48.9 million adults and 15.4 million children. The survey reported that more than half of the underbanked households said they did not have enough cash to keep in a bank account. Another 30% said they did not trust the system and 9% said the banks were in inconvenient locations.

Crypto assets are often used as stores of value by underbanked and unbanked people all over the world. Countless banked, unbanked, and underbanked people with relatives in other countries use Bitcoin and other crypto assets for sending funds to loved ones. Crypto assets also enable citizens in countries with high inflation and depreciating fiat currencies to keep their money in alternate forms such as stable coins or other digital tokens; thus, protecting vulnerable populations from significant loss in the value of their money. Athena Bitcoin ATMs are widely used by small businesses to make global payments.

For big companies that perform million-dollar transactions, the wire fees and currency conversion costs are a modest percentage of the total transaction. For small transactions (i.e., $1,000), these fees are significant. A small business seeking to pay $2,000 for this month’s order of birdfeeders from a small Asian factory will incur high fees when using the traditional money and banking system. One of our first customers in Ohio taught us this lesson when he explained why he needed Bitcoin quickly to secure a discount with a supplier around the other side of the world.

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Products and Services

Sales of Bitcoin and Crypto Assets at Bitcoin ATM

The primary business activity of the Company is the purchase and sale of Bitcoin, Ethereum, Litecoin, and BCH through our Bitcoin ATMs —which are free standing kiosks that allow customers to exchange their physical currency for crypto assets. Customers can buy crypto assets or sell crypto assets using Athena Bitcoin ATMs - either spending or receiving physical currency (cash). We do not charge transaction fees but rather make a spread on the price of the crypto asset. The typical Bitcoin ATM that the Company uses is about 5-feet tall and features a large touchscreen for customer interaction. The ATMs are capable of both buying and selling multitude of crypto assets, but most transactions of the Company are for Bitcoin.

Customers can purchase as little as $1 of Bitcoin, but typically choose between $100 and $1,000. The Company charges a fee per bitcoin equal to the prevailing price at U.S. crypto-based exchanges plus a mark up that typically varies between 5% and 20%. The Company recognizes revenue when performance obligations identified under the terms of service with its customers are satisfied. The Company’s revenue associated with ATM transactions are recognized at a point in time when the digital asset is delivered to the customer. The Company controls the service as it is primarily responsible for fulfilling the service and has discretion in establishing pricing with its customers.

Our Bitcoin ATMs do not contain any crypto assets or keys to crypto assets. We sell crypto assets from cloud-based wallets in each country, enabling real-time supply of crypto assets to our customers. We buy the majority of our crypto assets through automated purchases on crypto exchanges, based on algorithms we have developed for balancing our holdings with anticipated demand. We do not seek to hold excess quantity of any crypto asset.

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Our hot wallets are maintained by the staff of the Company. Access is limited to as few persons as is necessary to maintain their proper functionality. At this time, the Company does not maintain any balance of crypto asset in cold storage. The crypto assets the Company holds are available for immediate sale. We do not have any insurance policies that cover the crypto assets held in our wallets.

A perfect match between supply and demand can never be achieved as demand is generally predictable but not exact, and there are often demand spikes due to Bitcoin price movements. For example, if a big winter storm hits a large territory on a given weekend, less people than normal will visit our Bitcoin ATM locations and we may end up with excess holdings. If we ever fail to fully anticipate a spike in demand or if our buying turned out to be short for any reason, our users may not be able to purchase crypto assets from our Bitcoin ATMs. This is something we strive to minimize; thus, we try to err on the side of having a slight excess of crypto holdings.

ATM Operations

Suppliers of our ATMs

As of September 30, 2021, 176 of our Athena Bitcoin ATMs and their software systems, which include advanced security protections, are sold to us by Genesis Coin, Inc. (“Genesis Coin”), a major supplier of Bitcoin ATMs. We supplement these protections with our own added risk management methods. The Genesis Coin machines have a good track record for stability. We have worked with the company for many years and were among its first customers, and we continue to be impressed with the Genesis Coin hardware and software. To this date, our ATMs have only accepted a negligible number of counterfeit bills. For our white label service, we are operating and managing a mix of ATMs supplied by Genesis Coin as well as General Bytes s.r.o., and Bitaccess Inc., two other suppliers of Bitcoin ATMs.

Agreement with Genesis Coin, Inc.

We currently do not have a written contract for purchase and sale of ATMs with Genesis Coin. We have been operating based on our working relationship and the terms of the original purchase and sale contract with Genesis Coin, which we entered into on October 1, 2015. Although said contract was terminated when the equipment described therein was delivered and paid for, we continue to honor bilaterally, the terms of said contract in our ongoing business relationship. While the purchase price and delivery of each order of ATM machines is subject to negotiation and prevailing market conditions, we follow the terms agreed to in the 2015 contract, which include the agreement that: the software license we receive is limited and non-exclusive and/or sublicense; we pay to Genesis Coin or nominee a software license fee of one percent (1%) of the value of all transactions processed by us (such fees are assessed in Bitcoin, deducted automatically and transferred automatically to Genesis Coin or nominee); the term of license granted by Genesis Coin commences at delivery of equipment and continues as long as we retain legal right and title to operate the ATMs purchased from Genesis Coin; and Genesis Coin provides us with the one year limited parts warranty for the ATM kiosks we purchase.

Rental Agreements for our ATMs

We pay rent to the establishments where we place our ATMs. Our rental agreements are for one year, three years, five years, or less than one year with auto renewal and we are typically free to move our ATMs from sites that are not performing to our objectives, at minor cost. In addition to rent, we also pay for internet connection costs and cash logistics (handling) costs.

Technical Support for our ATMs

Our ATMs can experience down-time due to internet connection failures as well as technical problems. For technical problems like a frozen screen, our tech support team can typically reboot the machine remotely. In other cases, we may have to contact a local technician to repair the machine. In some rare cases, we may have to fly one of our team members to the location to fix the problem.

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Global Cash Logistics

A significant operational aspect of our business involves collecting physical fiat currencies from our Bitcoin ATM fleet and getting them safely deposited into our bank account. The collection and deposit of the physical currencies received in our ATMs is a multi-step process. We do not directly handle the currency operations. This function is contracted to bonded security companies that have armored vehicles and cash storage vaults in many locations.

For logistic efficiency, it is impractical to retrieve cash from one machine and go directly to a bank branch. Rather the cash from all our machines in a city is collected by contracted armored vehicle companies on a periodic basis, and brought to their regional centers where it is counted, inventoried, and grouped with cash coming from our ATMs in other cities.

We actively oversee this process in conjunction with our cash logistics contractors to adjust for factors like three-day weekends and unanticipated surges. While we can manage the crypto side of our business with real-time tracking, the current time period from retrieving cash from our ATMs to having the funds available in our bank account is about eight (8) days. In our early years, the time period was close to twenty-one (21) days. This time period directly impacts our working capital and our ability to buy more crypto assets; thus, we strive to keep it as short as possible.

Just as shortages of crypto assets can temporarily prevent us from selling crypto assets to our customers, our ATMs running out of cash or becoming fully loaded with cash (and unable to take more bills) can impede our users from completing certain transactions until our cash logistics contractors fix the issue at their next visit to our ATMs. Our business has variable demand, and it is unavoidable that some machines will at times run out of cash or become fully loaded with cash (and unable to take more bills) for a time period.

Sales of Bitcoin and Crypto Assets by Telephone

For transactions larger than is practicable at our Athena Bitcoin ATMs, we offer select clients the ability to transact with us via telephone. This service is offered under the name Athena Investor Services (“AIS”). Through this service, clients can buy and sell a wide variety of crypto assets through a direct transaction and will complete their purchases by wiring funds directly from their bank accounts. In like manner we may buy a private party’s crypto assets. The Company is in the process of changing the name of its over-the-counter service to Athena Crypto Exchange (“ACE”).

Purchases or sales of crypto assets of $10,000 or more are made by agreement and closed with the parties exchanging a bank wire for crypto assets on the same day. This business currently constitutes about 20% percent of our overall sales by revenue, with an average transaction size of $80,000 in the nine months’ period ended September 30, 2021 As the transaction sizes are larger for this business area, our mark ups are smaller than transactions using our ATMs. As of September 31, 2021, we do not anticipate transactions in other crypto assets than Bitcoin, Ethereum, Litecoin, and BCH.

Peer-to-Peer Exchange Services via BitQuick.co

In 2016, Athena Bitcoin purchased the assets of BitQuick Technologies including the peer-to-peer exchange at BitQuick.co. The services offered by BitQuick include the ability of sellers of Bitcoin, and only Bitcoin, to list for sale their Bitcoin and receive cash deposits into their bank accounts. BitQuick will verify that the deposit has been made and upon satisfaction of the terms of the sale, release the Bitcoin, which are held in escrow by the Company during the processing of the transaction, to the buyer. BitQuick takes a percentage of the purchase as its fee for facilitating the transaction. On most transactions, this fee is 2% except when we split this fee with other website operators who have directed internet traffic to BitQuick. Through our “affiliate program” we pay website operators a portion of our fees when links from their websites result in transactions. The overall BitQuick business has faced significant headwinds in recent years as banks have restricted the ability of non-account holders to deposit cash into accounts they do not control. This has led to a decline in the ability of BitQuick buyers to deposit cash into BitQuick sellers’ accounts. As these policies are determined solely by each bank and not publicly discussed, we cannot say why these restrictions have been enacted nor if they will ever be lifted. As of the date of this prospectus, we have no plans to support additional crypto assets besides Bitcoin. For the fiscal year ended December 31, total revenue from BitQuick was $71,000, and for the nine months ended September 30, 2021, total revenue from BitQuick was $38,000. Given changes in customer preferences, the Company is currently evaluating options regarding Bitquick including closing it down since our revenues from BitQuick in the quarter ended September 30, 2021 were only $3,055.

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Expansion of Business Operations in El Salvador

Overview

On June 8, 2021, the Bitcoin Law, proposed by President of El Salvador, Nayib Bukele, was passed by the Legislative Assembly of El Salvador giving Bitcoin the status of legal tender within El Salvador. Under this law, effective as of September 7, 2021, Salvadorans can pay taxes in Bitcoin and businesses will be obliged to accept Bitcoin as payment for goods and services. The U.S. dollar will continue to circulate alongside Bitcoin as the national currency. When Salvadorans convert their Bitcoin to dollars, they do not receive dollars in the digital wallet. Instead they become holders of stable-dollar coins, which are only a claim to real dollars. At that point, Salvadorans hold an asset backed by the full faith and credit of Mr. Bukele’s government. The government spent up to $75 million to supply $30 worth of Bitcoin into each Chivo wallet, the country’s new official Bitcoin wallet application. That funding would cover the cost of providing 2.5 million citizens with Bitcoin in a country of 6.5 million. The government also created a $150 million fund to support Bitcoin to U.S. dollar conversions and began implementation of Chivo ATMs.

El Salvador ranks third to last among its regional peers in terms of banking access. Since approximately 70% of the adult population of El Salvador does not have access to the traditional banking system, Bitcoin/digital wallets can serve as a savings instrument, promote financial inclusion and democratize access to electronic payments. Currently, there are already 161 mobile subscriptions per 100 inhabitants in El Salvador, and it is likely easier to provide financial services linked to cellphones than trying to open new bank accounts. Bitcoin legalization could lower the cost of paying and receiving money. According to President Bukele, Bitcoin, which is easy to send across borders, will greatly reduce remittance fees. In El Salvador, remittances accounted for more than 20% GDP in 2020. On a global basis, according to the World Bank’s Remittance Prices Worldwide (March 2021), sending remittances costs an average of 6.38% of the amount sent, but can reach more than 10% for small transactions. The high cost of remittances means that El Salvador loses more than 1% of GDP on remittances fees. The Chivo digital wallet also allows Salvadorans in the U.S. to send money home without incurring remittance fees. Since the implementation of the Bitcoin Law, many Bitcoin enthusiasts around the world have shown interest in moving to the country, where their Bitcoin trading profits would be tax-exempt and where tax rates are relatively low. El Salvador is offering permanent residency to anyone who invests at least three Bitcoins (about $160,000) in the country. Legalization of Bitcoin could attract investment of both crypto asset investors and miners, and could generate additional tourism.

Business Operations

Since June 2021, when the Bitcoin Law was enacted, the Company has focused its resources and expanded its operations in El Salvador. The Company’s operating subsidiary in El Salvador is Athena Holdings El Salvador, S.A. de C.V.; however, our agreements with the government of El Salvador discussed below, have also been entered with Athena Bitcoin Global, a Nevada corporation and Athena Bitcoin, Inc., a Delaware corporation, our wholly-owned operating subsidiary. We began discussions with the government of El Salvador in late June 2021, and successfully executed agreements with the Department of Treasury (Ministerio de Hacienda) in August, 2021. Under those agreements, the Company is responsible for several major projects, which include the operation of 200 Chivo Bitcoin ATMs in El Salvador,10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S. (in the states of California, Florida, Georgia, Illinois, and Texas), 45 Chivo Bitcoin ATMs in other U.S. locations, and the distribution of 950 Chivo point-of-sale (“POS”) terminals for local businesses in El Salvador to process transactions with Bitcoin. Additionally, we develop and maintain a Bitcoin platform (“Chivo Ecosystem”) designed to support the Chivo digital wallet.

For operating 200 Bitcoin ATMs and developing and maintaining the Chivo Ecosystem, the Company will be paid a one-time installation fee and recurring monthly service fees. The Department of Treasury of El Salvador will pay us for each POS terminal as well as monthly maintenance fees once the service becomes operational. We are also charging a monthly fee to maintain Chivo Bitcoin ATMs in the U.S. for each consulate and a small mark up of all Bitcoin purchases made on those ATMs. The agreement terms vary by project from one year to three years with monthly or annual renewal terms. Currently, we do not face any direct competition for the services we provide since we are operating under contract with El Salvador’s Treasury department. The Treasury department owns all intellectual property developed for the Chivo Ecosystem and has granted Athena a royalty-free, fully paid up, perpetual worldwide right and license to use for any purpose.

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Contracts with government of El Salvador

In the third quarter of 2021, the Company signed several contracts with the Department of Treasury (Ministerio de Hacienda) of El Salvador (“El Salvador Contracts”) which include installing and operating 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S., 45 Chivo Bitcoin ATMs in other U.S. locations, and sales of 950 point-of-sale (POS) terminals for local businesses in El Salvador to process transactions with Bitcoin. Additionally, the Company will sell intellectual property in software, and develop and maintain a Bitcoin platform designed to support a branded digital wallet, as specified in El Salvador Contracts. See also Note 4 to the unaudited financial statements for the nine months’ period ended September 30, 2021.

Letter of Intent with Vakano Industries

The Company entered into a non-binding Letter of Intent with Arley Lozano, a principal beneficial owner of Vakano Industries and XPay, both Colombian entities (collectively, “XPay”), for the purchase and sale of certain assets of XPay to the Company. In September, 2021, Lozano and the Company entered into a term sheet proposed agreement to acquire assets of XPay which include certain technologies, ATMs, point-of-sale terminals in El Salvador, X-Pay POS system and other assets. The total purchase price is comprised of $3 million in cash and the issuance of 270 million of the Company’s shares of common stock. The shares are subject to vesting over a three-year period based on the consulting services to be provided by Mr. Lozano and additional five-year non-competition and non-solicitation clause. The definitive agreement for the purchase and sale of XPay assets has not been executed yet, however, the Company paid an initial deposit of $780,000 to XPay as a partial payment towards the purchase price of $3,000,000 for XPay assets. The initial payment was accepted and agreed to by XPay on September 9, 2021 in a written confirmation which included a specific list of assets to be acquired by the Company. See also, Note 13 to the unaudited financial statements of the Company for the nine months’ period ended September 30, 2021.

Loan from Banco Hipotecario

In September 2021, the Company’s El Salvador subsidiary, Athena Holdings El Salvador, S.A. DE C.V. (“Athena El Salvador”) entered into a loan agreement with Banco Hipotecario for the loan amount of $1,500,000. The loan has an interest rate of 7.5% and is secured by Athena El Salvador’s assets in El Salvador. The maturity date is 36 months after the disbursement of the funds. The monthly payments on the loan in the equal amounts of $49,108, begin two (2) months after the disbursement of the funds. As of September 30, 2021, no funds have been disbursed to the Company. See also Note 8 (“Debt”) to the unaudited financial statements for the nine months’ period ended September 30, 2021.

Athena Ruru

In November 2021, the Company began marketing its services under a service branded “Athena Ruru”. Athena Ruru includes three services the Company offers: Bitcoin ATMs, point of sale (POS) terminals and merchant services, and the wallet solution. The Company believes that by defining those services as a complete product, it could facilitate the combined use of digital currency and electronic banking to power economies in need of access and inclusion to enable them to grow their GDP, such as the economy of El Salvador. As a payment system, it provides a mobile wallet which allows users to access both crypto assets and fiat balances, exchange between those assets, send and receive money, pay for goods and services, and deposit and withdraw funds to local bank accounts and international crypto asset platforms. The target market for the combined product offering includes other government entities, regional banks, and other trusted institutions that want to provide their constituencies with access to a wallet integrated into an ATM and merchant network.

Environmental Impact

El Salvador's Bitcoin plan has put a spotlight on the environmental impact of cryptocurrency with the World Bank flagging such potential adverse effects among its concerns. Mining digital currency requires large amounts of energy, and the Bitcoin industry's global CO2 emissions have risen to 60 million tons, equal to the exhaust from about 9 million cars, according to Bank of America’s report in March 2021. President Bukele sought to counter sustainability concerns by engaging state-owned geothermal electric company, LaGeo SA de CV to offer Bitcoin mining facilities using renewable energy from the country's volcanoes.

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Marketing

Our marketing consists of:

•	Trade shows,
•	Digital advertising on search engines, map sites, and industry-specific platforms,
•	Social media, and
•	SMS messaging.

Athena also maintains country-specific websites that include information about how to access our service offerings as well as country-specific disclosures. Advertising costs amounted to $15,000 in 2020, and $36,000 for the nine months ended September 30, 2021.

Technology Research and Intellectual Property Development

Athena licenses most of its technology from third party vendors including the software that runs on our ATM kiosks. Our intellectual property (“IP”) includes proprietary algorithms that we have developed. Some effort is devoted to automating a majority of our crypto purchases in a manner that helps us match supply with anticipated demand. In addition, we have invested in building automated systems for customer onboarding including the collection of required KYC documentation as well as government transaction reporting.

In 2020, technology costs were $702,000, and for nine months ended September 30, 2021, technology costs were $663,000. Athena has not filed for protection of our algorithms and maintains them as private and proprietary business information. The IP we use for the security of our ATMs and transaction integrity is mostly provided by vendors, although we have added additional layers and extra private security measures that are unique to the Company.

Athena Bitcoin has registered both its name and distinctive owl logo with the United States Patent and Trademark Office. As of September 30, 2021, the registration is live with serial number 90606452.

Competition

There are many different companies that enable people and businesses to buy or sell Bitcoin and other crypto assets, including other operators of Bitcoin ATM networks, online services and exchanges such as Coinbase and Gemini, and payment services such as Square and PayPal.

Our direct competition in the U.S. includes Coinstar, a major corporation that today runs one of the largest kiosk networks in the U.S., as well as a variety of Bitcoin ATM network operators. Coinstar is an existing operator of kiosks at major grocery chains that are used to exchange coinage for a variety of payment instruments such as gift cards and in-store vouchers. In recent years, they have added the ability to use physical coins and cash bills to buy Bitcoin on many of their kiosks, in partnership with Coinme. The other Bitcoin ATM network operators use machines similar to the Company’s fleet of Bitcoin ATMs.

The financial performance of any Bitcoin ATM network is influenced by several factors. We believe that site selection and branding have the biggest effect on per-ATM transaction volumes. We are not aware of the operating performance of our competitors as they are private companies and do not provide any public financial disclosures. From our years of experience in this industry, we believe the Company’s Bitcoin ATMs perform at or above industry averages.

While there are many other Bitcoin ATM operators, we believe the industry is nascent and that worldwide tens of thousands of attractive locations remain untouched. While we recognize that there is a terminal limit to the number of Bitcoin ATMs that the U.S. market can support, we believe that that limit has not yet been reached and is expanding as Bitcoin and other crypto assets gain more widespread use. In South America, the Bitcoin ATM network is still being developed and far from maturation.

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Below is a partial list of US Bitcoin ATM networks that operate in the regions where the Company also operates:

Company Name	Units	Website
Coinstar/Coinme	5607	https://www.coinstar.com/bitcoin
LocalCoin	399	https://localcoinatm.com/
Bitcoin Depot	332	https://bitcoindepot.com
Digital Mint	269	https://www.digitalmint.io/
Cryptospace	8	https://www.cryptospace.com

Outside of the US market, which is the largest, the next highest concentration of Bitcoin ATMs is located in Eastern Europe. Below is a partial list of Bitcoin ATM networks outside the US.

Company Name	Units	Website
24nonStop	6971	http://24nonstop.com.ua/
iBox	5071	https://www.ibox.ua/ru/map/
Bitcoin Romania and Zebrapay	1685	https://selfpay.ro/
Sweepay and Swiss Railways	1357	https://sweepay.ch/
CashTerminal	612	http://www.cashterminal.eu/en
Bitcoin Romania	74	https://bitcoinromania.ro
LoCoins	27	https://locoins.io/
Bitnovo	10	https://www.bitnovo.com

In the United States, we have a small percentage of the total market, operating approximately 1% of ATMs according to one industry reporting service (https://coinatmradar.com). In Latin America, we control a larger percentage of the total market, operating 21% of ATMs overall, and 89% in the countries where the Company operates.

Apps like Robinhood, PayPal, and Cash App offer customers a way to purchase crypto assets using their smartphones and funds from their bank accounts. These apps offer competitive pricing relative to our ATMs; however, they do not accept physical currency and typically require users to connect their bank accounts.

Full-service exchanges like Coinbase Pro, Gemini, and Kraken allow traders to make investments in a wide variety of crypto assets. These exchanges cater to active traders and the most highly price sensitive consumers. The Company often uses such services for purchasing its crypto assets. Users from this segment of the overall market rarely overlaps with the Bitcoin ATM industry.

Competitive Advantages

We believe we enjoy several competitive advantages. We believe our foremost advantage is our many years of business experience combined with our insight into optimizing many interrelated factors and aspects of the crypto business. This winning combination ultimately drive our bottom-line profits.

No two Bitcoin ATM networks are the same, they will each have different results and a different bottom line. No two locations perform the same. Any company with sufficient capital on hand can copy our ATM offerings and exchange rates, and place them in 10,000 locations before we can. They might also lose money, like we did for many years.

Site selection is a very substantial factor in overall performance. Many people think major shopping centers like Walmart would be an optimal location but in the U.S., we have found otherwise. Our site selection methodology is a trade secret of our business. Our methodology is not easily uncovered as we have ATMs located in rural, urban, and suburban areas. We have learned and refined our site selection methodology over the years, and we believe our expertise in this area constitutes a material competitive advantage.

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We believe our operational efficiencies provide us with another competitive advantage. It took six years of significant efforts and achievements to grow the Company from start-up losses all the way to steady profitability and to develop several proprietary approaches to manage our operations efficiently with respect to all aspect of crypto transactions, risk management, and efficient cash handling spanning five countries. Operational efficiency is in the same category of importance as site selection.

Unlike many competitors that focus on quickly installing dozens or hundreds of ATMs, we prioritized getting to profitability on a global scale with a small base of ATMs. We focused on developing and putting in place scalable systems and methods for managing a diverse global operation. When comparing Bitcoin ATMs to other methods of transacting, the primary advantage of an ATM is its ability to complete a transaction from accepting payment to delivering crypto assets quickly. The ATM will only accept physical currency, which is an immediate and permanent form of payment. This subsequently facilitates the immediate delivery of crypto assets; also, an immediate and permanent form of transaction. Apps and services that rely on ACH or other bank mechanisms for the fiat leg of a transaction often cannot deliver the crypto assets quickly because of the funding mechanism is neither immediate nor permanent.

We also believe our branding gives us a competitive advantage with many store owners. Large companies often have access to capital, but they have no heritage in the crypto space. Companies that want to start a Bitcoin ATM network tomorrow can copy our offerings and hire top branding specialist, but what they can’t do is create a brand that has roots to the early years of Bitcoin and Bitcoin ATMs. The bright orange on our Athena Bitcoin ATMs is the same color as the orange in the original Bitcoin logo, helping our brand stand out and represent the spirit and essence of Bitcoin and the entire crypto industry in any stores where our ATMs are placed.

While the end result of a transaction on one Bitcoin ATM versus another may be similar, we believe that many store owners and customers looking for a Bitcoin ATM will often prefer an Athena Bitcoin ATM versus, for example, a multipurpose Coinstar machine that can handle your loose change and also sell you Bitcoin. That is our opinion from anecdotal feedback we have received over the years. We believe our branding and brand authenticity has been a contributing factor to getting good performing sites, and that it will continue to be a big contributor to our future growth.

Competitive Disadvantages

Our competitive disadvantages are that we do not yet have the operational and financial resources that some of our competitors have, which results in having fewer resources to deploy new ATMs, develop fewer new markets, and invest in technology that could extend our service offerings, as compared to some of our competitors. We intend to raise capital several times in the coming years to vastly expand our network, but we do not favor growth at all costs and will continue to focus on bottom line performance and maintain our standards of careful site selection. This could result in slower sales growth than would otherwise be possible.

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Need for Government Approval of Principal Products and Services

Compliance with laws and regulations is a vital part of our business. In the United States, there are several important federal laws and regulations aimed at preventing money-laundering and terrorist financing that require specific record-keeping, filings, and other compliance procedures. In addition, there are laws and regulations in state jurisdictions that also require permits, reporting, and other compliance and customer service procedures. Finally, we are often contacted by federal, state, and local law enforcement agencies and subpoenaed for information on the activities of some customers.

Federal Regulation

In the United States, the Department of the Treasury through the Financial Crimes Enforcement Network (“FinCEN”) has primary authority over dealers in crypto assets. This was established in 2013 when FinCEN released interpretive guidance to “clarify the applicability of the regulations implementing the Bank Secrecy Act (“BSA”) to person creating, obtaining, distributing, exchanging, accepting, or transmitting virtual currencies” (FIN-2013-G001). Since that time, all businesses that deal in crypto assets in the manner of the Company must register as a Money Service Business (“MSB”) with FinCEN and comply with the requirements of the BSA, the Patriot Act, and other amendments and administrative guidance issued by FinCEN and the Department of the Treasury.

We are subject to various anti-money laundering and counter-terrorist financing laws, including the BSA in the United States, and similar laws and regulations abroad. In the United States, as a money services business registered with FinCEN, the BSA requires us to among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by Office of Foreign Assets Control (“OFAC”) and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

Athena Bitcoin is registered with FinCEN and has registration number 31000158527394. In addition, Athena Bitcoin has appointed Gilbert Valentine as its Chief Compliance Officer, written and distributed a BSA Compliance Policy, and engages an outside review firm to perform an annual review of its Compliance Policy.

State Regulation

Depending on the state where the Company places a Bitcoin ATM, there are local laws and regulations with which the Company must comply to operate legally. These laws usually require the Company to register with a state agency, provide a surety bond, and make regular reports about its activities in the state and its financial health.

In some jurisdictions, the Company may be required to obtain operating permits from the city or county. These typically involve the payment of registration fees.

Subpoenas and Other Law Enforcement Interactions

From time to time, the Company is subpoenaed for its records and asked to testify in legal proceedings. These requests come from all branches of local, state, and federal law enforcement agencies and are usually requests for information about our clients, their transactions, and other information that we have collected. Our compliance team is charged with responding in a timely and accurate manner to these requests once the validity and legality of the request has been determined.

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Consumer Protection

The Federal Trade Commission (“FTC”), the Consumer Financial Protection Bureau (“CFPB”), and other U.S. federal, state, and local and foreign regulatory agencies regulate financial products, including money transfer services related to remittance or peer-to-peer transfers. These agencies, as well as certain other governmental bodies, in particular state attorneys general, have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair or deceptive, and, in the case of the CFPB, abusive, acts or practices (“UDAAPs”), and they promulgate, interpret, and enforce rules and regulations that affect our business. For example, all persons offering or providing financial services or products to consumers in the United States, directly or indirectly, can be subject to enforcement actions related to the prohibition of UDAAPs. The CFPB has enforcement authority to prevent an entity that offers or provides consumer financial services or products or a service provider in the United States from committing or engaging in UDAAPs, including the ability to engage in joint investigations with other agencies, issue subpoenas and civil investigative demands, conduct hearings and adjudication proceedings, commence a civil action, grant relief (e.g., limit activities or functions; rescission of contracts), and refer matters for criminal proceedings.

International Regulations

Outside of the United States, the countries where the Company operates are members of an array of regional Anti-Money-Laundering (“AML”) treaty organizations. Specifically, Argentina and Colombia are signatories to the Financial Action Task Force of Latin America (“GAFILAT”). Argentina is also a member of Financial Action Task Force (“FATF”). El Salvador is a member of Caribbean Financial Action Task Force (“CFATF”). The United States is a member of both FATF and Asia/Pacific Group on Money Laundering (“APG”). These relationships, both overlapping and non-overlapping, result in legal interpretations, regulation, and enforcement that is heterogeneous. In each of these jurisdictions, membership in one or more AML treaty organizations can influence the specific documentation, record keeping, and financial limits placed on MSB, or dealers in crypto assets.

Employees

We strive to foster a productive and engaging work environment. Our talent strategy is aligned with our business vision and platform strategy. We hire smart people with a passion for crypto assets and the possibilities to empower our customers to achieve their financial and transactional goals.

As of September 30, 2021, we employed 12 people in the United States, and through subsidiaries had [●] direct employees in foreign subsidiaries. We also engage temporary employees and consultants. As of September 30, 2021, we had no direct employees but have engaged 20 independent contractors to support our El Salvador operations. They are primarily responsible for customer support of the Bitcoin ATMs, the Chivo wallet and the Chivo POS terminals. We continue to search for additional personnel as we grow our operations in El Salvador.

Properties

We lease approximately 4,000 square feet of space across two office locations in Chicago and the surrounding suburbs pursuant to two leases that each expire in 2022. The monthly lease payments are approximately $4,500. The Company has short-term storage, office, and warehousing contracts in Illinois and Florida for approximately 1,750 square feet. We maintain international offices or co-working facilities in Colombia and Argentina. In El Salvador, we lease approximately 4,000 square feet of office space in San Salvador under the lease which expires in September 2022. The monthly lease payments are approximately $7,000. We believe we will be able to obtain additional space on commercially reasonable terms.

Legal Proceedings

From time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief. The amount of the ultimate liability, if any, from such claims cannot be determined. As of the date of this filing, there were no legal claims currently pending or threatened against us that in the opinion of Management would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Pink Market operated by OTC Markets Group, Inc. under the symbol “ABIT”. Our common stock last traded at $6.01 on November 19, 2021. The volume of shares of common stock traded was insignificant and therefore, does not represent a reliable indication of the fair market value of these shares. The following table sets forth the high and low closing-bid quotations for our common stock as reported on the OTC Pink Market for the periods indicated. These quotations reflect inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. The OTC Markets Quotation System is a quotation service that display real-time quotes, last-sale prices and volume information in over-the-counter equity securities. The market is limited for our stock and any prices quoted may not be a reliable indication of the value of our shares of common stock.

For the year ended December 31, 2020	High	Low
Fourth Quarter	$0.0505	$0.0150
Third Quarter	$0.0450	$0.0405
Second Quarter	$0.0810	$0.0350
First Quarter	$0.1000	$0.0290

For the year ended December 31, 2021	High	Low
First Quarter	$0.5500	$0.0466
Second Quarter	$1.8400	$0.1200
Third Quarter	$32.8500	$1.5000

Holders of Record

As of September 30, 2021 and just prior this filing, we had 4,049,392,879 shares of our common stock issued and outstanding held by 152 shareholders of record. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

Dividends

We have not paid, nor declared any cash dividends since our inception and do not intend to declare or pay any such dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors, subject to limitations imposed by state law.

Securities Authorized for Issuance Under Equity Compensation Plans

As of September 30, 2021, we did not have any equity compensation plans.

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Description of Capital Stock

The following description of our capital stock is based upon our Amended and Restated Articles of Incorporation (the “Amended Articles”), our bylaws and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, and our bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

We are authorized to issue 4,409,605,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock. As of the date of this prospectus, there were 4,049,392,879 shares of common stock issued and outstanding. The outstanding shares of stock have been duly authorized and are fully paid and non-assessable.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Pursuant to the Company’s Amended Articles, 1,521,141,192 shares of the authorized shares of common stock has been designated as a separate series referred to as “Lead Investor Common Stock”. 868,960,471 shares of the authorized shares of common stock has been designated as a separate series referred to as “Key Holder Common Stock”. The remaining 2,609,898,337 shares of the authorized shares of our common stock are not designated as a separate series and are not considered Lead Investor Common Stock or Key Holder Common Stock. The Lead Investor Common Stock holders of record (and only for so long as such holders hold any Lead Investor Common Stock, exclusively and as a separate class), is entitled to elect three (3) directors of the Company; and with respect of the Key Holder Common Stock, as long as such holders hold any Key Holder Common Stock, and at all times while the issued and outstanding shares of Key Holder Common Stock represents ten percent (10.00%) or more of the Corporation’s total issued and outstanding shares (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like) and all the original record holders of the Key Holder Common Stock are then providing services to the Corporation as officers, employees or consultants, such holders, exclusively and as a separate class, is then entitled to elect two (2) directors of the Corporation and no other holder of any undesignated shares of Common Stock has the right to elect any directors of the Corporation.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, and our Amended Articles do not provide for cumulative voting in the election of directors. The holders of our common stock receive ratably any dividends declared by our Board out of funds legally available therefor. In the event of our liquidation, dissolution, or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

We have not authorized any preferred stock in our Amended Articles.

Warrants to Purchase Common Shares

The Company does not have any authorized warrants to purchase its common stock.

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The only outstanding warrants are in the Company’s wholly-owned subsidiary, Athena Bitcoin. In 2017, Athena Bitcoin issued warrants to purchase 202,350 shares of Athena Bitcoin’s common stock for $14,005 for a right to purchase common shares in Athena Bitcoin, priced at $2.00 to $3.00 per share, at an average exercise price of $2.49 per share. There was no activity related to these warrants in 2019 and the warrants to purchase 202,350 shares of Athena common stock remained outstanding on December 31, 2019 and were classified as equity. In January 2020, warrants to purchase 102,350 shares of Athena Bitcoin common stock at an average exercise price of $2.00 per share were exercised, some of them in a cashless manner, against a lesser number of shares. As a result of the exercise of these warrants, the net issuance of Athena Bitcoin common stock was 93,106 shares (exchanged into 115,888,490 shares of the Company’s common stock on January 31, 2020). The unexercised warrants to purchase 100,000 shares of Athena Bitcoin common stock, at an exercise price of $3 per share, remain outstanding as of December 31, 2020. The warrant will expire on May 30, 2025.

Anti-takeover Effects of Nevada Law

We may currently be subject to the provisions of the Nevada Revised Statutes regarding the acquisition of controlling interest (the “Controlling Interest Law”). A corporation is subject to the Controlling Interest Law if it has more than 200 stockholders of record, at least 100 of whom are residents of Nevada, and if the corporation does business in Nevada, directly or through an affiliated corporation. The Controlling Interest Law may have the effect of discouraging corporate takeovers. As of September 30, 2021, we had [●] stockholders of record who are residents of Nevada.

The Controlling Interest Law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the Controlling Interest Law is that an acquiring person, and those acting in association with such person, will obtain only such voting rights in the controlling interest as are conferred by a resolution of (1) a majority of the stockholders of the corporation and, if applicable (2) a majority of each class or series of outstanding shares of which the acquisition would adversely affect or alter a preference or relative or other right, approved at a special or annual stockholders’ meeting. The Controlling Interest Law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved in accordance with the Controlling Interest Law. However, if the stockholders do not grant voting rights to the shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others, and so long as the subsequent buyer or buyers of those shares themselves do not acquire a controlling interest, those shares would not be governed by the Controlling Interest Law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights, is entitled to dissent to the acquisition and demand fair value for such stockholder’s shares pursuant to applicable provisions of Chapter 92 of the Nevada Revised Statutes governing rights and procedures for dissenting stockholders.

In addition to the Controlling Interest Law, Nevada has a business combination law, which prohibits certain business combinations between Nevada publicly traded corporations and any “interested stockholder” for two years after the interested stockholder first becomes an interested stockholder, unless the board of directors of the corporation approved the combination before the person became an interested stockholder or the corporation’s board of directors approves the transaction and at least 60% of the corporation’s disinterested stockholders approve the combination at an annual or special meeting thereof. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous two years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

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The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the Company from doing so if they cannot obtain the approval of our Board or stockholders.

In addition, under Nevada law directors may be removed only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote, which could also have an anti-takeover effect.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

Convertible Debentures

6% Convertible Debentures

On June 22, 2021, the Company commenced its private offering of up to $5,000,000 of 6% Convertible Debentures to accredited investors only. The maturity date on the 6% Convertible Debentures is two years after the date of issuance. The investor has an option to convert the principal amount of the Debenture into shares of common stock of the Company at a conversion price equal to the lesser of (i) $0.10 or (ii) 25% less than the twenty trading day (20-trading day) volume weighted average price (“VWAP”) of the common stock based on the closing prices per share reported on the OTC Pink Market operated by the OTC Markets Group, Inc., for said twenty-day trading period, commencing ten-trading days prior to the date of election to convert the Debenture and ending ten-trading days after such election is made and the notice of conversion has been submitted to the Company. The accrued interest is not convertible and is payable quarterly. The investor is required to convert the Debenture if the Company’s common stock is admitted for trading on a national stock exchange or if certain corporate transactions occur, such as merger, sale or change of control of the Company. The holders of the Debentures are provided with the registration rights to register the shares of common stock the Debentures are convertible into, in a registration statement to be filed by the Company on Form S-1 with the SEC. The Company sold a total of $[●] of the 6% Convertible Debentures to [●] accredited investors. The Company closed its private placement in September, 2021.

8% Convertible Debentures

On January 31, 2020, we issued 8% Convertible Debentures in the total principal amount of $3,125,000 to two (2) accredited investors pursuant to that certain securities purchase agreement as of the same date, which has been amended in connection with the Company’s Loan Restructuring and Related Amendments Agreement entered into as of July 12, 2021 (the “Restructuring Agreement”). The holders of the Convertible Debentures have the right to convert their principal amount and any unpaid accrued interest into 260,416,667 shares of common stock based on the conversion price equal to dividing the total amount of principal and accrued interest, if any, of the Debenture by the lesser of $0.012 per share or at a 20% discount to a next equity financing, subject to certain limitations requiring the consent of the lead investor. The holders of the Convertible Debentures are also subject to the mandatory conversion (except for the lead investor whose consent is required) at the next equity financing. Next equity financing has been defined in the securities purchase agreement between the respective holders and the Company as the next sale (or series of related sales) by the Company of additional equity securities under an exemption from registration available under the rules promulgated under the Securities Act, from which the Company receives gross proceeds of not less than US$3,000,000.00 (excluding, the aggregate principal amount of the Convertible Debentures) The maturity date for the Convertible Debentures is January 31, 2025. The Convertible Debentures are unsecured obligations of the Company. The holders of Convertible Debenture have certain registration rights as described below (the “Registration Rights”).

Registration Rights

We are party to an Investors’ Rights Agreement dated as of January 31, 2020 which was entered into in connection with the Company’s issuance of Convertible Debentures with lead investor and certain key holders as defined in the Investors Rights Agreement, which grants them certain registration rights with respect to our common stock. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all expenses related to any demand, piggyback, or Form S-3 registration described below, with the exception of underwriting discounts and commissions.

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Demand Registration Rights

At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part or five (5) years after the date of the Investors’ Rights Agreement, the holders of 30% or more of at least 30% of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions would exceed $15 million) may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. The holders of shares having registration rights are entitled to written notice from the Company. We will prepare and file a registration statement as requested, unless, in the good faith judgment of our Board, such registration would be seriously detrimental to the Company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 120 days after receipt of the request. In addition, we are not obligated to effect more than two of these registrations within any 12-month period or if the holders’ proposed registered securities may be immediately registered on Form S-3.

Piggyback Registration Rights

Subject to certain specified exceptions, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights are entitled to written notice and certain “piggyback” registration rights allowing them to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering, unless (i) such offering is the initial public offering or (ii) all other securities, other than our securities, are entirely excluded from the offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions, the holders of 35% or more of the registrable securities then outstanding are entitled to written notice of such registration and may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of the underwriters’ discounts and commissions, is at least $5,000,000. We will prepare and file the Form S-3 registration as requested, unless, in the good faith judgment of our board of directors, such registration would be seriously detrimental to the Company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 90 days after receipt of the request. In addition, we are not obligated to prepare or file any of these registration statements (i) within 180 days after the effective date of a registration statement pursuant to demand or piggyback registration rights or (ii) if two of these registrations have been completed within any 12-month period.

In accordance with the Investors’ Rights Agreement, the Company delivered the required notice of a proposed filing in a timely manner, of the Company’s registration statement on Form S-1 to the holders with the registration rights. The holders elected not to include in the registration statement any of the common stock issuable upon the conversion of their respective Convertible Debentures.

Voting Agreements

The two largest individual shareholders have entered into to a Voting Agreement as of January 31, 2020, in connection with the offering of the Convertible Debentures, pursuant to which the lead investor (currently our largest shareholder and director, Mr. Komaransky) has a right to nominate three (3) directors and the key holder (currently our CEO, director and second largest shareholder, Eric Gravengaard) has a right to nominate two (2) directors. The Voting Agreement has been amended in connection with the Restructuring Agreement to provide that upon the Company’s repayment in full of the amounts due and outstanding to the lead investor under the Convertible Debentures and that certain Loan Agreement for 30 bitcoin, entered into on August 22, 2018, and subsequently amended as of July 12, 2021, the lead investor will cause one of the three designated persons on the Board of Directors to resign, and maintain the right to only designate two (2) directors instead of three (3), and the resigning person shall be replaced by the mutually selected nominee by the lead investor and the key holder. The size of the Board of Directors has been determined to be five (5) seats and can only be increased with the consent of the lead investor. The Voting Agreement does not prohibit other shareholders from voting or grant any special voting rights to any shareholder. The parties to the Voting Agreement further agree to vote to increase the authorized number of shares of common stock of the Company, if needed, to ensure that there is a sufficient amount of shares available for conversion of the Convertible Debentures.

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Right of First Refusal and Co-Sale Agreement

In connection with the offering of the Convertible Debentures, Eric Gravengaard, the Company’s officer, director and principal shareholder (the “Key Holder”), and investors in the Convertible Debentures (the “Investors”), entered with the Company into a Right of First Refusal and Co-Sale Agreement dated as of January 31, 2020 (the “RFR Agreement”), pursuant to which the Key Holder granted to the Company the right of first refusal to purchase all or any portion of common stock that the Key Holder proposes to transfer, at the same price and terms as offered to the proposed transferee. The right of first refusal is subject to certain notice requirements and applicable purchase terms. The Key Holder also agreed to grant to the Investors, secondary refusal right to purchase all or any portion of the common stock proposed to be transferred by the Key Holder that has not been purchased by the Company pursuant to the right of first refusal. The grant of the secondary refusal right is subject to certain notice requirements and additional purchase terms as set forth in the RFR Agreement.

Shares Eligible for Future Sale - Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, within any three-month period, a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements, and requirements related to the availability of current public information about us.

Transfer Agent

The transfer agent and registrar of our common stock is Nevada Agency and Transfer Company (“NATCO”). NATCO’s address is 50 W Liberty St, Reno, NV 89501.

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Management and Certain Security Holders

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)	Director Since
Executive Officers
Eric Gravengaard	46	Chief Executive Officer, Director	January, 2020
Edward Weinhaus	49	President, Director	January, 2020
Parikshat Suri	52	Chief Financial Officer	February, 2021
Non-Employee Directors
Michael Komaransky	42	Director	March, 2020
Huaxing Lu	33	Director	March, 2020
Esteban Suarez	41	Director	March, 2020

The following is a biographical summary of the experience of our directors and executive officers. Each director of the Company serves for a term of one year or until the successor is elected at the Company’s annual shareholders’ meeting and is qualified, subject to removal by the Company’s shareholders and subject to the provisions of our Amended and Restated Articles of Incorporation and that certain Voting Agreement as described below.  Each executive officer serves at the discretion of the board of directors and holds office until the officer’s successor is duly elected and qualified, or until the officer’s earlier resignation or removal.

Eric Gravengaard has served as our CEO and director since January 30, 2020 and as our Chief Financial Officer since January 31, 2020 until February 3, 2020. Mr. Gravengaard is a co-founder of Athena Bitcoin, Inc. and has served as its Chief Executive Officer since its inception in September, 2015. Mr. Gravengaard also holds a position of CIO of Red Leaf Advisors LLC, a Bitcoin investment company, since January 2016 in which he has a controlling interest (see Note 16 to the Financial Statements). Mr. Gravengaard was formerly a trader at Zen Trading FX, a non-bank liquidity provider trading G-10 and select EM currencies on multiple FX platforms. Previously, he was a Portfolio Manager at Rock Capital Markets, a Director at Chicago Trading Company, and Director of Quantitative Strategies at Spot Trading, all in Chicago. Mr. Gravengaard earned an M.B.A. from the University of Chicago Graduate School of Business, and an S.B. in Mechanical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Gravengaard’s background in the industry and leadership experience as a co-founder and CEO of Athena Bitcoin qualify him to serve on the Board.

Edward “Coach” Weinhaus, Esq. has served as our President and director since January 30, 2020. Mr. Weinhaus is a co-founder of Athena Bitcoin and served as a director since September, 2015. Mr. Weinhaus is also a manager of consultancy RelbanE, and a consultant to the Company since 2015. Mr. Weinhaus is an attorney, academic, and faculty lecturer at UCLA Anderson School of Management where he currently teaches Entrepreneurial Strategy and the Law and other Entrepreneurship courses. He has been a lecturer at UCLA since 2016. From November, 2018 until June, 2019, Mr. Weinhaus served as an Assistant Professor (Adj.) at University of Chicago Booth School of Business where he taught Booth’s first course in cryptocurrency and blockchain. Mr. Weinhaus is the Managing Attorney of law firm LegalSolved. He has previously taught at Washington University’s Olin Business School and Pepperdine University’s Graziadio Business School. Mr. Weinhaus currently conducts his doctoral research in Cryptocurrency and Liberty at Washington University School of Law in St. Louis working towards his JSD degree. Mr. Weinhaus holds JD and LLM degrees from Washington University School of Law in St. Louis and a B.Sc. from London School of Economics. We believe Mr. Weinhaus is qualified to serve on our board because of his experience as the co-founder of the Athena Bitcoin and knowledge of Bitcoin and the blockchain industry.

Parikshat “Rick” Suri has been our CFO since February 18, 2021. Mr. Suri has over 25 years of experience in finance management. He worked as a financial consultant to the Company from March, 2019 until assuming the role of the Company’s CFO in February, 2021. Prior to joining the Company, he was the Executive Vice President and Chief Audit Executive of JLL, Inc. from 2014 to 2019. He joined JLL in 2008 after it acquired the India operations of Trammell Crow Meghraj and he helped with its integration as CFO of the Indian business. He has previously held numerous finance management roles in Citibank (2006 to 2008), Motorola (1997 to 2005) and ICI (1994 to 1997). Mr. Suri has a Bachelor of Commerce degree from Panjab University and is a Chartered Accountant in India (inactive) and a Certified Public Accountant (inactive).

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Michael “Mike” Komaransky has been the Company’s director since March, 2020. Mr. Komaransky is the owner of Komodo Bay Capital since May, 2020 and a partner at 4170 Trading since May, 2018, where he is the head of the cryptocurrency focused subsidiary, Grapefruit Trading. Mr. Komaransky has also been a partner at DRW Trading since June, 2001. While at DRW, he co-founded Cumberland Mining, one of the first crypto trading firms. Mr. Komaransky holds the degrees of B.S. Math and B.A. Economics from the University of Chicago. Mr. Komaransky is the largest shareholder in the Company (see “Principal Shareholders”). We believe that Mr. Komaransky is qualified to serve as a director on our Board because of his unique perspective as being an early bitcoin adopter and his vast experience building and overseeing successful cryptocurrency businesses.

Huaxing “Jason” Lu has been a director of the Company since March, 2020. Mr. Lu has been a managing director at Komodo Bay Capital since May, 2020. Prior to joining Komodo Bay Capital, he was a trader at 4170 Trading from February, 2018 until May, 2020, where he started and ran the cryptocurrency focused subsidiary, Grapefruit Trading. From March, 2017 until February, 2018, Mr. Lu worked in numerous other trading roles at Old Mission Capital, and prior to 2017, at MSR Investments (2011-2017). Mr. Lu graduated from the University of Illinois Urbana-Champaign in 2008 with a dual degree in Electrical Engineering and Economics. Mr. Lu’s significant experience building and overseeing successful cryptocurrency businesses was instrumental in his selection as a member of the Board.

Esteban “Steve” Suarez has been a director of the Company since March. 2020. Mr. Suarez has been the CEO of BlackStage Productions, an innovative event planning firm since April, 2019 and the CEO of Ultimate Gamer, E-Sports medium, since January, 2017. From January, 2010 until January, 2019, Mr. Suarez founded and led a large event company, which held an annual fitness festival called Wodapalooza. From 2016 to 2018, he was the President of Loud and Live, an entertainment company. Mr. Suarez created the Spanish language political website www.epolitico.com that was later sold to a private equity firm in 2003. Mr. Suarez has an MBA from Florida International University. We believe that Mr. Suarez is qualified to serve as a member of our Board because of the perspective and experience he brings from his successful entrepreneurial endeavors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements between Principal Shareholders, Officers and Directors

Our Amended and Restated Articles of Incorporation (the “Amended Articles”) provide that our principal shareholder and director, Mike Komaransky, who was a lead investor through his entity KGPLA Holdings, LLC, a Delaware corporation (the “Lead Investor”) in the Company’s private placement of convertible debentures in January, 2020, is entitled to elect three (3) out of five (5) directors of the Company (the “Lead Investor Directors”) and our CEO, Director and principal shareholder, Eric Gravengaard (the “Key Holder”) is entitled to elect two (2) of five (5) directors of the Company for so long as such Key Holder(s) maintain(s) a certain amount of such shares pursuant to the Voting Agreement entered as of January 31, 2020 by and between the Company, Lead Investor and Key Holder (the “Voting Agreement”). The Voting Agreement has been subsequently amended in July, 2021, to provide for certain conditions which would cause the Lead Investor to relinquish his right to appoint one (1) of the three (3) nominee directors to the Board of the Company. See Description of Capital Stock, Voting Agreements on page 71. The Lead Investor and the Key Holder hold their respective rights with respect to the election of the directors to the Board of the Company, as long as they maintain the required amount of their respective holdings of common stock of the Company, as set forth in the Amended Articles.

Directors Komaransky, Lu and Suarez were appointed by Mr. Komaransky as the Lead Investor, and directors Gravengaard and Weinhaus were appointed by Mr. Gravengaard who is the Key Holder (pursuant to the provisions of the Amended Articles). Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer was selected to serve as an officer.

Board Structure

Our business and affairs are managed under the direction of our Board, which currently consists of five members. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. In accordance with our Amended Articles and Voting Agreement, our directors are elected by Lead Investor and Key Holder having a required number of shares of our common stock as set forth in the Amended Articles. Board will stand for election at each annual meeting of stockholders. Each director will hold office for a one-year term and until the election and qualification of his or her successor. The authorized number of directors is determined from time to time solely by resolution of the Board. Our subject to the provisions of the Amended Articles and Voting Agreement.

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Our Board has designated Eric Gravengaard, our Chief Executive Officer, to serve as Chairman of the Board. Combining the roles of Chief Executive Officer and Chairman allows one person to drive strategy and agenda setting at the board level while maintaining responsibility for executing on that strategy as Chief Executive Officer. Although our Amended Articles and bylaws do not require that we combine the Chief Executive Officer and Chairman positions, our Board believes that having the positions be combined is the appropriate leadership structure for us at this time. Our Board recognizes that, depending on the circumstances, other leadership models, such as separating the roles of Chief Executive Officer and Chairman, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure. Our Board believes its administration of its risk oversight function has not affected its leadership structure.

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating, and executing on the Company’s business strategy. Our Board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the Company. Our Board focuses its oversight on the most significant risks facing the Company and on its processes to identify, prioritize, assess, manage, and mitigate those risks. While our Board has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company. We do not have any independent directors at this time.

Committees of the Board of Directors.

Due to the Company’s size, the Company has not formally designated a nominating committee, an audit committee, a compensation committee or committees performing similar functions. The Board currently acts as our audit committee. The Company established in April 2021, its Ad Hoc Security Audit Committee, for the specific purpose of conducting independent investigation of the security breach that occurred on March 31, 2021. The Committee consisted of two Board members, Jason Lu and Edward Weinhaus, Esq. The Ad Hoc Committee was dissolved upon the conclusion of the investigation in May 2021 by the Board of Directors.

Code of Conduct and Ethics

Our Board has adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations, including insider trading, corporate opportunities and whistleblowing or the prompt reporting of illegal or unethical behavior. We will provide a copy, without charge, to anyone that requests a copy of our Code of Ethics in writing by contacting us at our address provided in this prospectus.

Involvement in Certain Legal Proceedings

None of our directors and executive officers has been involved in any of the following events during the past ten years:

(a)	any petition under the federal bankruptcy laws or any state insolvency laws filed by or against, or an appointment of a receiver, fiscal agent or similar officer by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years before the time of such filing, or any corporation or business association of which such person was an executive officer at or within two years before the time of such filing;

(b)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

(c)	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

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(d)	being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e)	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission to have violated a federal or state securities or commodities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been reversed, suspended, or vacated;

(f)	being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(g)	being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(h)	being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Compensation

Our directors did not and do not receive any compensation for their services as our directors. We will reimburse directors for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending meetings of our Board and/or its committees. We do not expect to compensate our employee directors for their service on our board of directors in the future.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. The indemnification agreements have been effective since the beginning of the term of each respective director and require us to indemnify these individuals to the fullest extent permitted by Nevada law.

Conflicts of Interest and Policy Regarding Transactions with Related Persons

We do not have a formal, written policy for the review, approval or ratification of transactions between us and any director or executive officer, nominee for director, 5% stockholder or member of the immediate family of any such person that are required to be disclosed under Item 404(a) of Regulation S-K. However, our policy is that any activities, investments or associations of a director or officer that create, or would appear to create, a conflict between the personal interests of such person and our interests must be reviewed by our Board of Directors and determined in accordance with the applicable provisions of Nevada law, and specifically pursuant to Section 78.140 of Nevada Revised Statutes, which provides restrictions on transactions involving interested directors or officers, including requirement of full disclosure of such interest to the Board of Directors, abstention from voting on the matter involving conflict of interest and the determination of the fairness of the transaction.

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Equity Compensation Plans

We have not adopted yet an Equity Compensation and/or Incentive Plan for the Company’s officers, directors or employees. We plan to adopt such a plan in the near future.

In 2016, our wholly-owned subsidiary, Athena Bitcoin, established the 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan authorized the granting of up to 207,422,610 shares of common stock to officers, employees, and Board members of the Company. The exercise price of the options was determined by the Board provided it was not to be less than 100% of the fair market value on the date of grant. As of December 31, 2019, no shares remained available for future issuance under the 2016 Equity Incentive Plan. The 2016 Plan has been terminated in January, 2020 by Athena Bitcoin. A total of 126,646 shares resulting from the exercise of the outstanding stock options issued by the Athena Bitcoin were exchanged for 157,635,309 shares of the Company’s common stock.

Shareholder Communications

Shareholders who wish to communicate with the Board may address their written correspondence to either the Board of Directors, or an individual director and mail it to the offices of the Company at the address on the front page of this prospectus.

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Executive Compensation

The following table sets forth information regarding each element of compensation that we pay or award to our named executive officers for the fiscal years of 2019, and 2020. No other executive officers or directors received annual compensation in excess of $100,000 during the last two fiscal years.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric Gravengaard (1)	2020	250,000	–	–	–	–	–	–	250,000
Chief Executive Officer	2019	166,029	–	–	46,820	–	–	–	212,849
Edward Weinhaus (2)	2020	–	–	–	–	–	–	169,806	169,806
President	2019		–	–	46,820	–	–	159,044	205,864
Parikshat Suri (3)	2020	–	–	–	–	–	–	–	–
Chief Financial Officer	2019	–	–	–	–	–	–	–	–

(1)	includes an option granted prior to the Share Exchange in common stock of Athena Bitcoin pursuant to the 2016 Plan. Such option was subsequently exercised into 4,856 shares of Athena Bitcoin’s common stock at an exercise price of $16.09 per share, and exchanged in the Share Exchange transaction into 6,044,226 shares of the Company’s common stock.

(2)	includes an option granted prior to the Share Exchange in common stock of Athena Bitcoin pursuant to the 2016 Plan. Such option was subsequently exercised into 4,856 shares of Athena Bitcoin’s common stock at an exercise price of $16.09 per share, and exchanged in the Share Exchange transaction into 6,044,226 shares of the Company’s common stock. See also Certain Relationships and Related Party Transactions for additional disclosure regarding payment to Advisory Fx LLC for Mr. Weinhaus’ services as the President of the Company.

(3)	excludes $291,119 in accounting and financial consulting fees paid during the period from March, 2020 to February, 2021 (prior to Mr. Suri’s appointment as the Company’s CFO), to Radiant Consulting, LLC, an entity beneficially owned and controlled by Mr. Suri. The compensation for Mr. Suri’s consulting services is not included in this Summary Compensation Table because it was received prior to his appointment as the Company’s CFO.

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Outstanding Equity Awards at 2020 Fiscal-Year End

The following table sets forth information regarding outstanding equity awards at the end of 2010 for each of our NEOs.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	0	0	0	0	0	0	0	0	0

Employment Contracts, Termination of Employment

We do not have employment contracts with our officers, however, we have signed Offer Letter with our Chief Financial Officer which provides for an annual salary of $250,000, health and transit benefits, vacation time and participation in the Company’s equity compensation plan. In an event of termination without cause, Mr. Suri would be entitled to receive compensation equal to six-months of his base salary. See Exhibit 10.12. We have also terminated our oral agreement with Advisory Fx LLC in October 2021, and Mr. Weinhaus is compensated directly for his services as the Company’s President.

Compensation of Directors

Our directors did not and do not receive any compensation for their services as our directors. We will reimburse directors for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending meetings of our Board and/or its committees. We do not expect to compensate our employee directors for their service on our board of directors in the future.

Outstanding Equity Awards at Fiscal Year-End December 31, 2020

Not applicable. At the end of 2020, there were no equity awards outstanding, and the Company has not adopted such a plan.

Prior to the Share Exchange transaction, as defined elsewhere in this prospectus, the Company’s subsidiary had 2016 Stock Option Plan which was terminated in January, 2020. See Note 11 to the Financial Statements.

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Principal Shareholders

The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of November [●], 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares of common stock;
•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and named executive officers as a group.

The percentage ownership information is based on 4,049,392,879 shares of common stock outstanding as of November [●], 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules attribute beneficial ownership of securities as of a particular date to persons who hold options or warrants to purchase shares of common stock and that are exercisable within 60 days of such date. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Athena Bitcoin Global, 1332 N Halsted St., Suite 403, Chicago, IL 60642.

Name and Address of Beneficial Owner	Number of shares beneficially owned (1)	Percentage of shares beneficially owned
Directors and Named Executive Officers:
ERIC GRAVENGAARD (2	1,151,484,077	28.44%
EDWARD WEINHAUS (3)	27,618,811	*
PARIKSHAT SURI	0	0%
Non-Employee Directors
MICHAEL KOMARANSKY (4)	1,771,141,192	41.20%
HUAXING LU	0	0%
ESTEBAN SUAREZ	0	0%
5% Stockholders
Entities Affiliated with SWINGBRIDGE (5)	429,494,650	10.58%
All Named Executive Officers and Directors as a Group (6 persons)	2,700,244,080	69.63%

*Less than one percent

(1)	Based on 4,049,392,879 shares of our common stock outstanding as of November _, 2021. To calculate a stockholder’s percentage of beneficial ownership, we include in the numerator and denominator the common stock outstanding and all shares of our common stock issuable to that person in the event of the conversion of outstanding Convertible Debentures owned by that person which are convertible within 60 days of November [●], 2021. Convertible Debentures held by other stockholder(s) are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.
(2)	Consists of: (i) 863,960,473 shares of common stock held of record by Eric Gravengaard, as Trustee of the Eric L. Gravengaard Trust of 2011 and (ii) 287,523,604 shares of common stock held of record by Eric Gravengaard.
(3)	Consists of: (i) 8,948,426 shares of common stock held of record by Edward Weinhaus; and (ii) 18,670,385 shares of common stock held of record by Liberty Digital Holdings, LLC, an entity beneficially owned and controlled by Mr. Weinhaus.
(4)	Consists of: (i) 1,521,141,192 shares of common stock held of record by Mike Komaransky; and (ii) includes 250,000,000 shares of common stock issuable upon the conversion of Convertible Debentures in the principal amount of $3,000,000 held of record by KGPLA, LLC, an entity owned and controlled by Mr. Komaransky. The assumed conversion price is $0.012 per share. See Description of Securities, page 68.
(5)	Consists of: (i) 191,454,966 shares of common stock held of record by Swingbridge Crypto I LLC; (ii) 50,271,880 shares of common stock held of record by Swingbridge Crypto II LLC; (iii) 177,351,237 shares of common stock held of record by Swingbridge Crypto III LLC; and (iv) includes 10,416,667 shares of common stock issuable upon conversion of Convertible Debentures held of record by Swingbridge Crypto III LLC in the principal value of $125,000. The assumed conversion price is $0.012 per share. Tom Kerestes is the manager and beneficial owner of Swingbridge Crypto I LLC, Swingbridge Crypto II LLC and Swingbridge Crypto III LLC.

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Certain Relationships and Related Party Transactions

Except as set forth below, there were no transactions during our fiscal years ended December 31, 2020 and 2019 to which we were a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this registration statement. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

On January 31, 2020, the Company entered into a convertible debenture agreement with KGPLA Holdings LLC, an entity in which Mike Komaransky, the Company’s director of the Company and principal shareholder, has ownership interest. The convertible debenture provided for a principal amount of $3,000,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. KGPLA Holdings, LLC has the option to convert the outstanding principal and accrued interest balance into common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. As of December 31, 2020, the outstanding principal was $3,000,000. See also “Description of Capital Stock” on page 68.

On January 31, 2020, the Company entered into a security purchase agreement for Convertible Debenture with Swingbridge Crypto III, LLC., a shareholder of the Company. The convertible debenture provided for a principal amount of $125,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. Swingbridge Crypto III LLC. has the option to convert the outstanding principal and accrued interest balance into common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. As of December 31, 2020, the outstanding principal was $125,000.

The Company continues to carry a payables balance to Red Leaf Advisors, an entity in which Eric Gravengaard, our CEO has controlling interest in, for previous purchases of crypto assets. The outstanding balance due to Red Leaf Advisors as of December 31, 2020 and 2019 was $406,905 and $531,905, respectively, and is recorded in accounts payable, related party in the consolidated balance sheets. See Note 18 on page F-25 and Note 17 on page F-49.

On August 22, 2018, the Company entered into a loan agreement with Mike Komaransky, the Company’s director and principal shareholder (“Bitcoin Agreement”). Under this Bitcoin Agreement, the Company borrowed 30 bitcoin initially due on August 22, 2019. The borrowing fee as defined in the agreement, is 13.5% of the outstanding principal. On July 12, 2021, Athena Bitcoin and the Company entered into Loan Restructuring and Related Amendments Agreement (the “Restructuring Agreement”) with Mr. Komaransky and Eric Gravengaard, the Company’s CEO, director and principal shareholder, with respect to the Bitcoin Agreement and certain other agreements. As of the date of the Restructuring Agreement, the Company had still a balance due of approximately 21.6 bitcoin. Pursuant to the terms of the Restructuring Agreement, the Company entered into First Amendment of the Loan Agreement which amended the terms of the Bitcoin Agreement. The new amended terms included the extension of the maturity date to May 31, 2022, mandatory weekly payments of $35,000 in Bitcoin and a grant of first priority security interest in all property described in that certain security agreement entered into at the same time. In addition, the First Amendment to the Loan Agreement provided for conversion of the note into U.S. dollars any time after June 30, 2021, if the market price of one bitcoin equals to or exceeds $75,000.

In November 2018, the Company entered into another agreement with the same director and shareholder, Mike Komaransky. The agreement provides for up to four additional borrowings at 50 bitcoin increments with an initial term of 90 days for each loan. Fees for these borrowings is the greater of 10% of the outstanding principal or 0.4% of total ATM sales. The Company borrowed 50 bitcoins under this agreement in November 2018 and an additional 50 bitcoin in March 2019. The Company repaid these Bitcoin borrowings in the year ended December 31, 2020.

	December 31, 2020	December 31, 2019
Bitcoin borrowed outstanding	30	130

The carrying value of the outstanding host contracts as of December 31, 2020 and 2019 was $193,122 and $679,950, respectively, and the fair value of the embedded derivative liabilities as of December 31, 2020 and 2019 was $688,102 and $254,105, respectively. During the years ended December 31, 2020 and 2019, the Company paid $337,018 and $372,098 of borrowing fees in crypto assets, respectively. See also Note 6 on Page F-18 and Note 5 on Page F-43.

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Company’s Transactions with Mr. Weinhaus

The Company previously engaged Mr. Weinhaus’ services as the President of the Company through Advisory Fx LLC in which Mr. Weinhaus has no beneficial ownership interest nor was he an officer or director of the said company. Advisory Fx LLC then engaged Control NEW MLSS LLC., in which Mr. Weinhaus is a beneficial owner (99% ownership). The Company terminated its oral agreement with Advisory Fx LLC as of October 15, 2021. Mr. Weinhaus is compensated directly from the Company for his services.

Mr. Weinhaus, has a beneficial interest in the return on the investment in the amount of $150,000 in the Company’s 6% Convertible Debentures  made by JJE Management LLC, who is a general partner of TOI Fund L.P (the “Fund”). Mr. Weinhaus became a minority member of JJE Management LLC in March, 2021 when he provided legal services to said entity. Mr. Weinhaus is not an officer or managing member of JJE Management LLC and had no decision making authority regarding the Fund’s investment in the Company’s 6% Convertible Debentures. Should the Convertible Debenture earn only interest, then Mr. Weinhaus will earn 4% of such accrued interest. Should the Convertible Debenture convert to common stock and earn a higher return, Mr. Weinhaus could earn a maximum of 8% of the profits of the Fund’s investment in the Convertible Debenture.

Investors’ Rights Agreement

In January, 2020, we entered into investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of our 8% Convertible Debentures, including KGPLA Holdings, LLC and Swingbridge Crypto III LLC, each holder of the registration rights under the Agreement is a holder of more than 5% of our capital stock. Mr. Komaransky, a beneficial owner of KGPLA Holdings LLC, is also a member of our board of directors. These stockholders are entitled to rights with respect to the registration of their shares issuable upon the conversion of Convertible Debentures following the effectiveness of the registration statement of which this prospectus forms a part. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors. The indemnification agreements, our Amended Articles, and our restated bylaws, require us to indemnify our directors to the fullest extent not prohibited by Nevada law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. See also “Description of Capital Stock” on page 68.

Right of First Refusal and Co-Sale Agreement

In January, 2020, we entered into a Right of First Refusal and Co-Sale Agreement with Eric Gravengaard, the Company’s officer, director and principal shareholder and investors in the Convertible Debentures (the “Investors”) pursuant to which Mr. Gravengaard granted to the Company the right of first refusal to purchase all or any portion of common stock that he proposes to transfer, at the same price and terms as offered to the proposed transferee. Mr. Gravengaard also agreed to grant to the Investors, secondary refusal right to purchase all or any portion of the common stock proposed to be transferred by him that has not been purchased by the Company pursuant to the right of first refusal. See also “Description of Capital Stock” on page 68.

79

Use of Proceeds

We will not receive any proceeds from the sale of Common Stock by the selling security holders. All net proceeds from the sale of our Common Stock will go to the selling security holders as described below in the sections entitled “Selling Shareholders” and “Plan of Distribution.” We have agreed to bear the expenses relating to the registration of the Common Stock for the selling security holders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant.

Determination of Offering Price

The prices at which the shares of common stock covered by this prospectus may be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling security holders and buyers of our common stock in private transactions or as otherwise described in the “Plan of Distribution.”

The offering price of the shares of our common stock does not necessarily bear any relationship to market value, our book value, assets, past operating results, financial condition, or any other established criteria of value.

Our common stock is currently quoted on OTC Pink Market. We will be filing with OTC Markets Group, Inc. to obtain quotation on the OTCQB. There is no assurance that our common stock will trade at any certain market price, as prices for the common stock in any public market, which may develop, will be determined in the marketplace, and may be influence by many factors, including the depth and liquidity of that market.

Dilution

Not applicable. The Shares registered under this registration statement are not being offered for purchase from the Company. The shares are being registered on behalf of the Selling Shareholders.

80

Selling ShareHolders

The Selling Shareholders named in this prospectus are offering [●] shares of common stock including: (i) 409,413,900 shares of common stock that were issued by us to the Selling Shareholders in the Share Exchange transaction or were purchased by the Selling Shareholders in private transactions, and (ii) up to [●] shares of common stock issued or issuable upon exercise of the principal amount of our outstanding 6% Convertible Debentures Due 2023 (the ”Convertible Debentures”) which were issued in connection with a private placement financing in 2021 (the “Private Placement”). We are registering the resale of the shares of common stock underlying the Convertible Debentures as required by the Purchase Agreement, as defined in this prospectus, that we entered into with the Selling Shareholders as of June 22, 2021, which provided said Selling Shareholders with certain registration rights with respect to the common stock issuable upon conversion of the Convertible Debentures. We will not receive any proceeds from the sale of shares being sold by Selling Shareholders.

The Selling Shareholders of 409,413,900 shares of common stock include our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) and their pledgees, donees, transferees, assignees, or other successors-in-interest who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock an affiliate or from us as of January 30, 2020 pursuant to the Share Exchange Agreement, as defined in this prospectus, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for an indefinite period since such shares were issued by the Company when it was a “shell company” as defined in the Securities Act, and certain shareholders of the Company who received their shares of common stock in the Company prior to the Share Exchange with Athena Bitcoin, including their pledgees, donees, transferees, assignees, or other successors-in-interest (also, see Sales of Unregistered Securities).

The shares being offered hereby are being registered to permit public secondary trading, and the Selling Shareholders may offer all or part of the shares for resale from time to time, however, they are under no obligation to sell all or any portion of such shares nor are the Selling Shareholders obligated to sell any shares immediately upon effectiveness of this prospectus. The Selling Shareholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may elect to sell their shares common stock covered by this prospectus, as and to the extent they may determine. As such, we will have no input if and when any Selling Shareholders may elect to sell their shares of common stock or the prices at which any such sales may occur. We cannot provide an estimate of the number of our securities that the Selling Stockholders will hold in the future. See the section titled “Plan of Distribution.”

The amount of shares of common stock of each Selling Shareholder registered pursuant to this prospectus has been arbitrarily determined by the Company, and is not subject to any pre-existing agreement(s). The Selling Shareholders have furnished all information with respect to share ownership.

The Selling Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Selling Shareholders.

	Number of Shares of	Common Stock	Beneficial Ownership
	Common	Saleable	of Common Stock
	Stock Prior	Pursuant	After the Offering (1)
	to the	to This	Number of	Percent of
Name of Selling Stockholder	Offering(1)	Prospectus	Shares	Class (2)
Executive Officers
ERIC GRAVENGAARD (3)	1,151,484,077	14,279,100		28.08%
EDWARD WEINHAUS (4)	27,618,811	3,151,300		*
Non-Employee Directors
MICHAEL KOMARANSKY	1,521,141,192	76,057,000		35.69%
5% Stockholders
Entities Affiliated with SWINGBRIDGE	419,078,083	20,953,700		9.83%
Other Selling Stockholders
JONATHAN MORK (5)	177,751,020	134,557,600		1.07%
MAGELLAN CAPITAL PARTNERS INC	152,200,353	130,725,200		*
JEREMY MORK	16,021,050	13,760,500		*
LINDSAY GARRISON	85,883,774	4,294,000		2.01%
JINGU-MAE LLC	30,422,821	1,521,100		*
RYAN SULLIVAN	15,211,410	760,500		*
LAUREN DELUCA	15,211,410	760,500		*
SHC VENTURES LLC	15,211,410	760,500		*
RICHARD DOERMER	14,547,890	727,300		*
DAN SCHWARTZ	13,338,897	666,800		*
NICOLE LOITERSTEIN	5,335,558	266,700		*
BEN ROSS	5,335,558	266,700		*
KIRKLAND & ELLIS LLP	3,650,745	182,500		*

81

Current and Former Employees & Contractors
GILBERT VALENTINE	169,098,926	1,690,900	4.13%
ATHENA BLOCKCHAIN, INC.	12,944,801	1,941,700	*
BRIAN SCHWARTZ	12,446,924	124,400	*
ERIC MATSON	5,103,239	765,400	*
MICHAEL SAVINI	5,000,000	50,000	*
MATIAS GOLDENHORN	4,356,423	653,400	*
ADAM SAITER	2,074,902	20,700	*
DANTE GALEZZI	622,346	93,300	*
CHAD DAVIS	622,346	93,300	*
MICHAEL LEON	622,346	93,300	*
PATRICK PATTON	248,938	37,300	*
JOHN BERGQUIST	186,704	28,000	*
BILL ULIVIERI	124,469	18,600	*
JENNY BALLIET	124,469	18,600	*
HERNAN ALVIDE	124,469	18,600	*
KATRYN DICKOVER	124,469	18,600	*
VANESSA FLORES	124,469	18,600	*
MARTIN MELIENDREZ	124,469	18,600	*
MARTIN WESOLOWSKI	124,469	18,600	*
Anthony Temesvary	*	*	*
April Given	*	*	*
2S Holdings LLC	*	*	*
JJE Management LLC (6)	*	*	*
Benjamin Markoff	*	*	*
Management LLC	*	*	*
LimPham, LLC	*	*	*
Brandon S. Reif	*	*	*
ONE Entertainment Group LLC	*	*	*
Carl Niedbala	*	*	*
Charles Wildes	*	*	*
White Aspen Capital	*	*	*
Craig Herkimer	*	*	*
Daniel King	*	*	*
Daniel Winograd	*	*	*
Danny Turek	*	*	*
David Perl	*	*	*
Edward Crimmins	*	*	*
Eli Neuberg ET Family Corp	*	*	*
Evan Goldenberg	*	*	*
Brunello Holdings, Inc.	*	*	*
Carlos Geniso SPA	*	*	*
Ian Samuel	*	*	*
Jacob Owensm J Cello LLC	*	*	*
James W. Atkins Jr.	*	*	*
James Granat	*	*	*
James Granat	*	*	*

82

James Lydiard Mead	*	*	*
Jared Mackoul	*	*	*
Jason Burstein	*	*	*
Jeffery Everson	*	*	*
Jeffrey Gooch	*	*	*
Jeffrey Karp	*	*	*
Jeffrey Mazar	*	*	*
Jerome Klint	*	*	*
John Cauffiel	*	*	*
Cauffiel Investments, LLC	*	*	*
John Crick	*	*	*
John Superson	*	*	*
John-Marc Berthoud	*	*	*
Jonathan Burstein	*	*	*
Mercer Street Global Opportunity Fund, LLC	*	*	*
Joseph Shaewitz	*	*	*
Kyle Cetrulo	*	*	*
Lawrence Spieldenner	*	*	*
Mark Schoenhals	*	*	*
Maya Strelar-Migotti	*	*	*
Michael Leon	*	*	*
Michael O'Grady	*	*	*
Organic Growth Capital	*	*	*
Lord Nicky Gathrite	*	*	*
Paul Kusak	*	*	*
Richard Scott Coles	*	*	*
Robyn Karp	*	*	*
Rodolfo Flores	*	*	*
RKVP, LLC	*	*	*
RKVP, LLC	*	*	*
Steven Heller	*	*	*
Tara S Majeed	*	*	*
QuantTwo	*	*	*
Todd Klein	*	*	*
Todd Klein	*	*	*
William Stewart Jones	*	*	*
Zach Broyer	*	*	*
Chris Fahy	*	*	*
Matt Thacker	*	*	*
Jordan Posell	*	*	*
Joan Meltzer	*	*	*
Jeremiah Green	*	*	*
Ivankovich Family Trust	*	*	*
FP Australia LLC	*	*	*
Jonathan Carson	*	*	*
Johnny Whitaker	*	*	*
Bryan Bloom	*	*	*

83

Steven Heller	*	*	*
Benjamin Markoff	*	*	*
MBL Management LLC	*	*	*
Barry Abrahams	*	*	*
Mike Fleishman, Organic Growth Capital	*	*	*
Meltzer Companies LLC	*	*	*
Quantum Partners LP	*	*	*
Palindrome Master Fund LP	*	*	*
Jonathan Lamens	*	*	*
TIC Trading LLC	*	*	*
Steven Peterson	*	*	*
Ryan Myers	*	*	*

TOTAL

* Represents less than 1%

(1)	Based on 4,049,392,879 shares of common stock outstanding as of November [●], 2021. This registration statement covers a maximum of [●] shares. Assumes that each shareholder will sell all the shares registered in this prospectus.
(2)	This is on a non-diluted basis and reflects only the percentage of the issued and outstanding shares.
(3)	This reflects two transfers of shares from Mr. Gravengaard not yet reflected in the list of shareholders in exhibit __ which are subject to a Right of First Refusal by the Company.
(4)	Consists of: (i) 8,948,426 shares of common stock held of record by Edward Weinhaus; and (ii) 18,670,385 shares of common stock held of record by Liberty Digital Holdings, LLC, an entity beneficially owned and controlled by Mr. Weinhaus.
(5)	Consists of: (i) 152,199,975 shares of common stock held of record by Jonathan Mork; and (ii) 25,551,045 shares of common stock held of record by Millennium Group Inc.
(6)	Mr. Weinhaus, the Company’s President and director, has a beneficial interest in the return on the investment in the Company’s 6% Convertible Debentures made by JJE Management LLC, who is a general partner of TOI Fund L.P. (the “Fund”). Mr. Weinhaus became a minority member of JJE Management LLC in March, 2021 when he provided legal services to said entity. Mr. Weinhaus is not an officer or managing member of JJE Management LLC and had no decision making authority regarding JJE Management LLC’s investment in the Company’s 6% Convertible Debentures. Should the Convertible Debenture earn only interest, then Mr. Weinhaus will earn 4% of such accrued interest. Should the Convertible Debenture convert to common stock and earn a higher return, Mr. Weinhaus could earn a maximum of 8% of the profits of the Fund’s investment in the Convertible Debenture.

To our knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer with the exception of the following selling shareholders:

(i)	Michael Savini, who is a registered broker with FINRA, associated with 303 Securities, LP located at 401 W. Superior Street, Chicago, IL 60654. All securities offered by Michael Savini were purchased by him in the ordinary course of business, and, at the time of the purchase of the securities to be resold, Michael Savini had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(ii)	Michael Fleishman, who is the President and beneficial owner of Organic Growth Capital, is a holder of a Convertible Debenture, as herein defined, in the amount of $35,000. Michael Fleishman is a registered broker with FINRA, associated with MTC Securities located at ______________, New York, NY______. Mr. Fleishman purchased $35,000 of the Convertible Debentures in the Company’s Private Placement in August 2021, through his company, Organic Growth Capital. Mr. Fleishman is also entitled to receive approximately $34,000 in broker commission in connection with the offer and sale of the Company’s Convertible Debentures. No commission has been paid in cash or securities of the Company to Mr. Fleishman as of the date of this prospectus. All securities offered by Michael Fleishman’s entity Organic Growth Capital were purchased by him in the Private Placement, and, at the time of the purchase of the securities to be resold, Mr. Fleishman had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

84

Plan of Distribution

This prospectus relates to the resale of an aggregate of [●] shares of our common stock, par value $0.001 per share.

The Selling Shareholders may, from time to time, sell any or all of the shares of our common stock covered by this prospectus at a fixed price of $[●] per share, representing the average of the high and low prices as reported on the OTC Markets on [●], 2021, subject to the agreement between the Company and individual shareholders. No such agreements are currently in place. If and when our common stock is regularly quoted on the OTCQB, the Selling Shareholders may sell all or a portion of their respective shares of common stock covered by this prospectus from time to time at prevailing market prices at the time of sale, at varying prices or at negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as may be set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a mark up or mark down in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out such short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (however, in such case, we must file a prospectus supplement or an amendment to this registration statement under applicable provisions of the Securities Act amending it to include such successors in interest as Selling Shareholders under this prospectus).

85

The Selling Shareholders might not sell any, or all, of the shares of our common stock offered pursuant to this prospectus. In addition, we cannot assure you that the Selling Shareholders will not transfer the shares of our common stock by other means not described in this prospectus.

The Selling Shareholders and any brokers, dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of our common stock pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the Selling Shareholders may be deemed to be underwriting commissions. If the Selling Shareholders and any brokers, dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of our common stock pursuant to this prospectus are deemed to be an underwriter, the Selling Shareholders and such other participants in the distribution may be subject to certain statutory liabilities and would be subject to the prospectus delivery requirements of the Securities Act in connection with sales of shares of our common stock.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and will inform them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

86

Legal Matters

Unless otherwise indicated, Law Office of Iwona J. Alami, Newport Beach, California, will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

The consolidated financial statements of Athena Bitcoin Global (issued under its previous name GamePlan, Inc.) and subsidiaries as of December 31, 2020 and for the year ended December 31, 2020, included in this prospectus and elsewhere in the registration statement have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by Nevada law, our Amended and Restated Articles of Incorporation, and our bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. While we have summarized the material terms of all agreements and exhibits included in the scope of this Registration Statement, for further information regarding the terms and conditions of any exhibit, reference is made to such exhibits. Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of Section 15(d) of the Securities Exchange Act of 1934 and will file periodic reports with the Securities and Exchange Commission, including a Form 10-K for the year ended December 31, 2021 and periodic reports on Form 10-Q during that period. We will make available to our shareholders annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial statements for each of the first three quarters of each year; however, we will not send the annual report to our shareholders unless requested by an individual shareholder.

For further information with respect to us and the common stock, reference is hereby made to the Registration Statement and the exhibits thereto, which may be inspected and copied at the principal office of the SEC, 100 F Street NE, Washington, D.C. 20549, and copies of all or any part thereof may be obtained at prescribed rates from the Commission’s Public Reference Section at such addresses. Also, the SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. To request such materials, please contact Eric Gravengaard, our Chief Executive Officer.

87

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Athena Bitcoin Global

For the three and nine months ended September 30, 2021 and 2020

Contents

Financial Statements (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS

Athena Bitcoin Global

For the twelve months ended December 31, 2020 and 2019

F-1

Athena Bitcoin Global

Condensed Consolidated Balance Sheets (Unaudited)

	September 30,	December 31,
	2021	2020
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$3,189	$2,085
Restricted Cash – Cash held for customers	2,200	–
Crypto assets held	585	1,343
Accounts receivable	2,204	–
Other advances	780	–
Prepaid expenses and other current assets	508	116
Total current assets	9,466	3,544

Property and equipment, net	3,138	788
Leased assets	1,915	2,067
Deferred tax asset	588	–
Goodwill	15	15
Other noncurrent assets	40	61
Total assets	$15,162	$6,475

Liabilities and Shareholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$774	$433
Accounts payable, related party	407	407
Customer advance	2,399	–
Advances for revenue contract	3,500	–
Leased liabilities	470	487
Income tax payable	325	324
Deferred tax liabilities	44	104
Related party crypto asset borrowings	384	881
Long-term debt, current portion	1,496	1,354
Short-term debt	6	–
Related party note payable, current portion	27	27
Other current liabilities	472	295
Total current liabilities	10,304	4,312

See accompanying notes.

F-2

Athena Bitcoin Global

Condensed Consolidated Balance Sheets (Unaudited)

	September 30,	December 31,
	2021	2020
	(in thousands, except number of shares)
Long-term liabilities:
Long-term debt	81	1,568
Lease liabilities	1,445	1,580
Related party convertible debt	3,000	2,109
Convertible debt	4,885	88
Related party note payable	90	90
Total liabilities	$19,805	$9,747

Shareholders’ deficit:
Common shares, $0.001 par value 4,409,605,000 shares authorized; 4,060,809,545 and 4,049,392,879 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	$4,061	$4,050
Loans to employees for options exercised	(973)	(961)
Net common stock	3,088	3,089
Additional paid in capital	5,115	6,037
Accumulated deficit	(12,684)	(12,281)
Accumulated other comprehensive loss	(162)	(117)
Total shareholders’ deficit	(4,643)	(3,272)
Total liabilities and shareholders’ deficit	$15,162	$6,475

See accompanying notes.

F-3

Athena Bitcoin Global

Condensed Consolidated Statement of Operations and Comprehensive Income (Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020 as restated	September 30, 2021	September 30, 2020 as restated
	(in thousands, except number of shares)
Revenues	$19,478	$25,146	$62,987	$49,035
Cost of revenues	18,048	22,627	57,828	45,126
Gross profit	1,430	2,519	5,159	3,909

Operating expenses:
Salaries and benefits	718	585	1,855	2,050
General and administrative	859	254	1,376	616
Sales and marketing	37	2	54	8
Theft of bitcoin	–	–	1,600	–
Other operating expense	12	13	12	45
Total operating expenses	1,626	854	4,897	2,719

Income/(loss) from operations	(196)	1,665	262	1,190

Loss on crypto asset borrowing derivatives	182	312	378	531
Interest expense	164	264	463	746
Fees on crypto asset borrowings	23	219	114	304
Other expense	52	(33)	170	132
Income (loss) before income taxes	(617)	903	(863)	(523)
Income tax expense (benefit)	(283)	164	(291)	10
Net income (loss)	$(334)	$739	$(572)	$(533)
Basic (loss) earnings per share	$(0.00008)	$0.00023	$(0.00013)	$(0.00014)
Diluted (loss) earnings per share	$(0.00008)	$0.00023	$(0.00013)	$(0.00014)
Weighted average shares outstanding - Basic	4,318,560,866	3,989,424,614	4,318,560,866	3,989,424,614
Weighted average shares outstanding - Diluted	4,318,560,866	3,989,424,614	4,318,560,866	3,989,424,614

Comprehensive loss
Net income (loss)	$(334)	$739	$(572)	$(533)
Foreign currency translation adjustment	(10)	18	(46)	64
Comprehensive income (loss)	$(324)	$757	$(618)	$(469)

See accompanying notes.

F-4

Athena Bitcoin Global

Condensed Consolidated Statement of Cash Flows (Unaudited)

	For the nine months ended
	September 30, 2021	September 30, 2020 as restated
	(in thousands)
Operating activities
Net loss	$(572)	$(533)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	331	207
Debt discount amortization	8	21
Stock based compensation	–	477
Fair value adjustment on derivatives	378	531
Deferred tax assets	(588)	–
Changes in operating assets and liabilities:
Crypto assets held	758	(726)
Accounts receivable	(2,202)	–
Other advances	(780)	–
Prepaid expenses and other assets	(370)	(71)
Customer advances	2,399	–
Advances received for revenue contract	3,500	–
Accounts payable and other liabilities	424	(67)
Net cash provided by (used in) operating activities	3,286	(161)

Investing activities
Purchase of property and equipment	(2,661)	(563)
Net cash used in investing activities	(2,661)	(563)

Financing activities
Issuance of convertible debt	4,985	3,125
Proceeds from warrants exercised	–	69
Repurchase of shares	–	(118)
Proceeds (repayment) of debt	(2,306)	(834)
Proceeds from PPP loan	–	157
Net cash provided by financing activities	2,679	2,399
Net increase in cash and cash equivalents	3,304	1,675
Cash and cash equivalents, beginning of period	2,085	336
Cash and cash equivalents, end of period	$5,389	$2,011

Supplemental disclosure of cash flow information:
Cash paid for interest	$462	$722
Cash paid for taxes	$214	$22
Conversion of SAFT Notes for common shares	$–	$5,434
Conversion of debt for common shares	$225	$1,799
Leased assets obtained in exchange for operating lease liabilities	$392	$812

See accompanying notes.

F-5

Athena Bitcoin Global

Unaudited Condensed Consolidated Statement of Shareholders’ Deficit

	Common Units		Additional Paid in	Receivables from employees for stock	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	options	Deficit	Loss	Total
	(in thousands, except number of shares)
Balance, December 31, 2019 (as restated)	1,247,617,399	$1,248	$(1,067)	$–	$(12,280)	$(137)	$(12,236)

Conversion of SAFTS	1,653,425,404	1,653	3,781	–	–	–	5,434
Debt conversions	419,078,082	419	1,381	–	–	–	1,800
Warrant exercise	115,888,490	116	26	–	(73)	–	69
Stock option exercises	157,635,309	158	789	–	–	–	947
Stock-based compensation	–	–	477	–	–	–	477
Loans to employees for options exercised	–	–	–	(945)	–	–	(945)
Balance prior to merger	3,593,644,684	3,594	5,387	(945)	(12,353)	(137)	(4,454)
Reverse Merger – Existing Shareholders	486,171,020	486	(486)	–	–	-.	–
Balance subsequent to merger	4,079,815,704	4,080	4,901	(945)	(12,353)	(137)	(4,454)

Convertible debenture beneficial conversion	–	–	1,136	–	–	–	1,136
Net loss	–	–	–	–	(1,303)	–	(1,303)
Foreign currency translation adjustment	–	–	–	–	–	54	54
Balance, March 31, 2020 (as restated)	4,079,815,704	$4,080	$6,037	$(945)	$(13,656)	$(83)	$(4,567)

Net Income	–	–	–	–	33	–	33
Foreign currency translation adjustment	–	–	–	–	–	(9)	(9)
Accrued interest on employee loans	–	–	–	(7)	–	–	(7)
Balance, June 30, 2020 (as restated)	4,079,815,704	$4,080	$6,037	$(952)	$(13,623)	$(92)	$(4,550)

Net Income	–	–	–	–	737	–	736
Foreign currency translation adjustment	–	–	–	–	–	27	27
Retirement of Shares	(30,422,825)	(30)	–	–	(88)	–	(118)
Accrued interest on employee loans	–	–	–	(5)	–	–	(5)
Balance, September 30, 2020 (as restated)	4,049,392,879	$4,050	$6,037	$(957)	$(12,974)	$(65)	$(3,909)

See accompanying notes.

F-6

Athena Bitcoin Global

Unaudited Condensed Consolidated Statement of Shareholders’ Deficit

	Common Units		Additional Paid in		Receivables from employees for stock	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital		options	Deficit	Loss	Total
	(in thousands, except number of shares)
Balance, December 31, 2020	4,049,392,879	$4,050	$6,037		$(961)	$(12,281)	$(117)	$(3,272)

Net loss	–	–	–		–	(618)	–	(618)
Adjustments for prior periods from adopting ASU 2020-06	–	–	(1,136)		–	165	–	(971)
Foreign currency translation adjustment	–	–	–		–	–	(6)	(6)
Accrued interest on employee loans	–	–	–		(4)	–		(4)
Balance, March 31, 2021 (as restated)	4,049,392,879	$4,050	$4,901		$(965)	$(12,734)	$(123)	$(4,871)

Net Income	–	–	–		–	384	–	384
Foreign currency translation adjustment	–	–	–		–	–	(49)	(49)
Accrued interest on employee loans	–	–	–		(4)	–	–	(4)
Balance, June 30, 2021 (as restated)	4,049,392,879	$4,050	$4,901		$(969)	$(12,350)	$(172)	$(4,540)

Net Loss	–	–	–		–	(334)	–	(334)
Foreign currency translation adjustment	–	–	–	-	–	–	10	10
Issuance of common stock from conversion of debt	11,416,666	11	214		–	–	–	225
Accrued interest on employee loans	–	–	–		(4)	–	–	(4)
Balance, September 30, 2021	4,060,809,545	$4,061	$5,115		$(973)	$(12,684)	$(162)	$(4,643)

See accompanying notes.

F-7

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Athena Bitcoin Global (f.k.a. GamePlan, Inc.), a Nevada corporation, and its wholly owned subsidiary, Athena Bitcoin, Inc., a Delaware corporation (together referred to as “Athena Global” or “the Company”) is a provider of various crypto asset trading platforms, including the operation of automated teller machines (ATMs) for purposes of selling and buying crypto assets, personalized investor services, and the operation of online peer to peer exchanges. The Company’s network of Athena Bitcoin ATMs is presently active in ten states (CA, TX, GA, FL, OH, IL, MO, PA, MI, AL) and the territory of Puerto Rico in the United States, and 3 countries in Central and South America. The Company places its machines in convenience stores, shopping centers, and other easily accessible locations.

The Company has changed its name to Athena Bitcoin Global from GamePlan, Inc. in a filing with the Secretary of State of the State of Nevada effective as of April 15, 2021.

Athena Bitcoin Global was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) immediately before the completion of the transactions described below. Athena Bitcoin Global was incorporated in the state of Nevada in 1991 under the name “GamePlan, Inc.” for the sole purpose of merging with Sunbeam Solar, Inc., a Utah corporation, which merger occurred as of December 31, 1991. The Articles of Merger were filed in the state of Nevada pursuant to which the Company was the surviving entity following the merger. The Company was involved in various businesses, including, gaming and other consulting services, prior to becoming a company seeking acquisitions. The Company filed form 10-SB with the Securities and Exchange Commission in September 1999 thus becoming a reporting company under section 12(g) of the Securities and Exchange Act of 1934. The Company subsequently filed Form 15 in March 2015, terminating its reporting status.

On January 14, 2020, Athena Bitcoin Global (f.k.a. GamePlan, Inc.) entered into a Share Exchange Agreement (the “Agreement”), by and among the Company, Athena Bitcoin, Inc., a Delaware S corporation (“Athena”) founded in 2015, and certain shareholders of Athena Bitcoin, Inc. The Agreement provides for the reorganization of Athena Bitcoin, Inc., with and into Athena Bitcoin Global (f.k.a. GamePlan, Inc.), resulting in Athena Bitcoin, Inc. becoming a wholly owned subsidiary of Athena Bitcoin Global. The agreement is for the exchange of 100% shares of the outstanding Common Stock of Athena Bitcoin, Inc., for 3,593,644,680 shares of Athena Bitcoin Global common stock (an exchange rate of 1,244.69 shares of Athena Bitcoin Global stock for each share of Athena Bitcoin, Inc. stock). The closing of the transaction occurred as of January 30, 2020.

In accordance with ASC 805-10-55-12, because the former shareholders of Athena Bitcoin, Inc. acquired the majority (88%) of the voting rights of the Company and control of the Company’s board of directors and senior management of Athena Bitcoin, Inc. became management of the combined entity, the Company determined that the Share Exchange was a reverse acquisition.

As the Share Exchange is considered a reverse acquisition, in accordance with ASC 805-40-45-2, for financial statement purposes Athena Bitcoin, Inc. is considered the accounting acquiror. Accordingly, the historical financial statements prior to the Share Exchange are those of Athena Bitcoin, Inc., except that the historical equity of Athena Bitcoin Global has been retroactively restated to reflect the number of shares received in the business combination at the exchange rate of 1,244.69 shares of Athena Bitcoin Global common stock for each share of Athena Bitcoin, Inc. common stock. The historical common stock carrying amount has been adjusted to reflect the revised par value of the outstanding stock and the corresponding offset was reflected in the additional paid-in capital. All share and per share information included in these financial statements have been adjusted to reflect the 1,244.69 to 1 share conversion.

F-8

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

In connection with the Share Exchange, as discussed in Note 15, the SAFT Notes were converted into 1,653,425,404 shares of Athena Bitcoin, Inc. (which were then exchanged for Athena Bitcoin Global common stock). Additionally, warrants to purchase 115,888,490 shares of Athena Bitcoin, Inc.’s common stock were exercised for proceeds of $69,000. These shares were then exchanged for Athena Bitcoin Global common stock). Also, as discussed in Note 7, the Swingbridge notes were converted into 419,078,082 shares of Athena Bitcoin, Inc.’s common stock (which was then exchanged for Athena Bitcoin Global common stock). Lastly, as discussed in Note 11, 157,635,309 shares of Athena Bitcoin, Inc. were issued upon the exercise of stock options (which was then exchanged for Athena Bitcoin Global common stock).

There were 4,079,815,704 shares of Athena Bitcoin Global’s common stock outstanding following the closing date of the transaction. Athena Bitcoin Global subsequently purchased and cancelled 30,442,825 shares as discussed in Note 7. Athena Bitcoin Global has 4,049,392,879 shares issued and outstanding, and authorized capital of 4,409,605,000 shares as of September 30, 2021.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Athena Bitcoin Global, Athena Bitcoin, Inc. and its wholly owned subsidiaries, Athena Bitcoin S. de R.L. de C.V., incorporated in Mexico; Athena Holdings Colombia SAS, incorporated in Colombia; Athena Holding Company S.R.L, incorporated in Argentina; Athena Holdings of PR LLC, incorporated in Puerto Rico; and Athena Holdings El Salvador, S.A. de C.V., incorporated in El Salvador. All intercompany account balances and transactions have been eliminated in consolidation.

A summary of the Company’s significant accounting policies is as follows:

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the useful lives of property and equipment; valuation of derivatives and stock options; and impairment assessment for goodwill and long-lived assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the prior revenue recognition standard (Topic 605). Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. In addition, this standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted Topic 606 effective January 1, 2019.

F-9

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

The Company derives its revenues primarily from two sources: (i) point of sale transactions of crypto assets at ATMs and (ii) customized investor trading services for the sale or purchase of crypto assets. Revenues are recognized at the point of sale of these services to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract
•	Recognition of revenue when, or as, we satisfy a performance obligation.

Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the crypto asset to the customer (net). As the Company controls the crypto asset being provided before it is transferred to the customer and establishes the price for the crypto assets, whether selling through ATMs or over the telephone, the Company is the principal in these transactions; the Company records these transactions on a gross basis. In cases where the fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers, as in BitQuick, revenue is recognized on a net basis.

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied. The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The Company’s revenue associated with ATM and over the counter services are recognized at a point in time when the crypto asset is delivered to the customer. The Company controls the service as it is primarily responsible for fulfilling the service and has discretion in establishing pricing with its customers.

The Company also generates revenue from operating ATMs and point-of-sale (POS) terminals on behalf of our customers, typically under their brand (White label). The Company’s service is comprised of maintaining ATMs and POS terminals to facilitate the exchange of crypto assets and cash, and vice-versa in some cases, by our customers with their counterparties. The Company does not control the service in this case as it is not responsible for fulfilling the exchange contract and does not establish pricing at these ATMs and POS terminals. This revenue is recognized on a net basis.

Cost of Revenues

Cost of revenues consists primarily of expenses related to the acquisition of crypto assets (including the costs to purchase crypto assets). The Company assigns the costs of crypto assets sold in its revenue transactions on a first-in, first-out basis.

Additionally, cost of revenues includes the costs of operating the ATMs from which some of the crypto assets are sold (including the associated rent expense, related incentives, ATM cash losses, software licensing fees for the ATMs, depreciation, insurance, and utilities) and fees paid to service the ATM machines and transport cash to the banks.

Cash and Cash Equivalents

For purposes of the condensed consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

F-10

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

The Company maintains cash balances at various financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation (FDIC). The Company has deposits in excess of the FDIC-insured limit. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Accounts Receivable

Accounts receivable is stated at the amount the Company expects to collect.

Concentration of Credit Risk

The Company’s revenues are generated primarily from ATM sales to customers located in the United States and Latin America. No single customer of the ATM network is responsible for over 1% of revenue. Also, as the Company collects all amounts from these customers and holds $0 in accounts receivable from its ATM or over the counter customers, there is no credit risk associated with customer concentration for these customers.

The Company has revenues from White label and Ancillary sales to customers where it provides services on customary credit terms, typically Net 30 or Net 60. As of September 30, 2021, one customer, Ministerio de Hacienda (Department of Treasury) of El Salvador represents almost the entirety of our total accounts receivable balance.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Equipment is depreciated over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of improvements or the term of the related lease. Repairs and maintenance costs are expensed as incurred.

Following are the estimated useful lives:

Computer equipment	Three years
ATM equipment	Three years
Office equipment	Six years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Goodwill

The Company conducts goodwill impairment testing in the fourth quarter of each year or whenever indicators of impairment exist. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and goodwill is considered to be unimpaired. However, if, based on the qualitative assessment, the Company concludes that it is more likely than not that the fair value of a reporting unit (generally based on discounted future cash flows) is less than its carrying amount, it will proceed with performing the quantitative assessment which is done by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, if any, not to exceed the total amount of goodwill. Based on the Company’s assessment, goodwill was not impaired as of September 30, 2021 and December 31, 2020.

F-11

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Management has determined that no impairment of long-lived assets existed as of September 30, 2021 and December 31, 2020.

Crypto Asset Accounting

There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for crypto assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Crypto Assets Held

Crypto assets are considered indefinite-lived intangible assets under applicable accounting rules and are initially measured at cost and are not amortized. Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale. As the Company utilizes crypto assets within its ATMs, the balances turnover frequently, and the Company anticipates converting it to cash within a year, the Company has classified crypto assets held as current assets in the condensed consolidated balance sheets. The Company assigns costs to transactions on a first-in, first-out basis.

Crypto Asset Borrowings

The Company borrows crypto assets. Such crypto assets borrowed by the Company are reported in crypto assets held on the Company’s condensed consolidated balance sheets as well as liability measured at the fair value on the date of the borrowing.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability and is carried at the fair value of the assets acquired and reported in crypto asset borrowings in the condensed consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other non-operating expenses in the condensed consolidated statements of operations and comprehensive income. The embedded derivatives are included in crypto asset borrowings in the condensed consolidated balance sheets.

The term of these borrowings can either be for a fixed term of less than one year or can be open-ended and repayable at the option of the Company or the lender. These borrowings bear a fee payable by the Company to the lender, which is based on a percentage of the amount borrowed and is denominated in the related crypto asset borrowed. The borrowing fee is recognized on an accrual basis and is included in other non-operating expenses in the condensed consolidated statements of operations and comprehensive income.

Derivative Contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. As a result of the Company entering into transactions to borrow crypto assets, an embedded derivative is recognized relating to the differences between the fair value of the amount borrowed, which is recognized on the borrowing effective date, and the fair value of the amount that will ultimately be repaid, based on changes in the spot price of the crypto asset over the term of the borrowing. This embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the crypto asset to be repaid.

F-12

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Accumulated Other Comprehensive Income

Unrealized gains and losses related to foreign currency translation are accumulated in "Accumulated other comprehensive loss" ("AOCI"). These changes are also reported in "Other comprehensive income (loss)" on the Condensed Consolidated Statements of Comprehensive Income.

Foreign Currency Translation

The functional currency of our wholly owned subsidiaries is the currency of the primary economic environment in which the Company operates. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in our condensed consolidated statements of operations and comprehensive income. Our foreign subsidiaries that utilize foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss within shareholders’ deficit in the condensed consolidated balance sheets.

Stock-Based Compensation Expense

The Company accounts for stock-based compensation according to the provisions of ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options and non-vested stock awards, based on the fair values on the dates they are granted. The Company records the fair value of awards expected to vest as compensation expense on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the options expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends. The expected volatility is based on the average historical volatility of certain comparable publicly traded companies within the Company’s industry. The expected term assumptions are based on the simplified method, due to insufficient historical exercise data and the limited period of time that the Company’s equity securities have been available for issuance. The risk-free interest rates are based on the U.S. Treasury yield in effect at the time of grant. The Company does not expect to pay dividends on common stock in the foreseeable future; therefore, it estimated the dividend yield to be 0%.

Sales and Marketing

The Company expenses Sales and marketing expense when they are incurred.

Treasury stock

Treasury stock purchases are accounted for under the cost method, whereby the entire cost of the acquired stock is recorded as treasury stock. Upon retirement of treasury shares, amounts in excess of par are value are charged to accumulated deficit.

Warrants to Purchase Common Shares

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). Management’s assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period-end date while the warrants are outstanding.

F-13

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, they are recorded at their initial fair value on the date of issuance and subject to remeasurement each balance sheet date with changes in the estimated fair value of the warrants to be recognized as a non-cash gain or loss in the statement of operations.

Income taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Balance Sheet in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the condensed consolidated Statements of Operations.

The Company adopted ASC 740-10-30 on January 1, 2020. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s condensed consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of ASC 740-10, the Company does not have a liability for unrecognized income tax benefits.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple products and geographies, no measures of profitability by product or geography are available, so discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Loss per share

Basic loss per share is calculated by dividing net loss by the number of weighted average common shares outstanding for the applicable period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average shares outstanding. Potentially dilutive shares, which are based on the weighted average shares of common stock underlying outstanding stock-based awards, warrants and convertible senior notes using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted net income per share of common stock attributable to common stockholders when their effect is dilutive. For the three and nine months ended September 30, 2021 and 2020, there were 310,266,667 potential common shares, respectively, related to the Company’s convertible debt which were excluded from the earnings per share calculation because the impact would have been anti-dilutive. Additionally, the impact of the outstanding warrants of the Company’s subsidiary, Athena Bitcoin, on net income available to common shareholders has also been excluded in each period because the impact would have been anti-dilutive

F-14

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued a new accounting standard update to simplify the accounting for convertible debt and other equity-linked instruments. The new guidance simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. Instead, the entity will account for the convertible debt or convertible preferred stock securities as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the guidance requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares. The Company early adopted this new guidance using the modified retrospective method as of January 1, 2021. The adoption of this new guidance resulted in an increase of $890,000 and $37,000 to Related party convertible debt and Convertible debt, respectively, to reflect the full principal amount of the Convertible Notes (as defined below) outstanding, net of issuance costs, a reduction of $1,136,000 to additional paid-in capital, net of estimated income tax effects, to remove the equity component separately recorded for the conversion features associated with the Related party convertible debt and Convertible debt, an increase to deferred tax liability, net of $44,000, and a cumulative-effect adjustment of $165,000, net of estimated income tax effects, reducing the beginning balance of accumulated deficit as of January 1, 2021. The adoption of this new guidance reduced interest expense by $57,000 and $170,000 in the three and nine months ended September 30, 2021. In addition, the adoption requires the use of the if-converted method for all convertible notes in the diluted net income (loss) per share calculation and the inclusion of the effect of potential share settlement of the convertible notes, if the effect is more dilutive. The use of the if-converted method had no impact on the diluted income per share amount in the three and nine months ended September 30, 2021 because the impact would have been anti-dilutive.

2. Correction of Errors in Previously Reported Financial Statements

The Company's audited financial statements as of December 31, 2020 included changes consequent to correction of certain errors in its previously issued audited financial statements as of December 31, 2019 and 2018 and previously issued interim financial statements for 2020. The comparative numbers for the three and nine months ended September 30, 2020 include the effect of these corrections.

The Company corrected the accounting for gain on crypto asset derivatives (previously called “unrealized gain on digital currency”) to include it as part of net loss instead of other comprehensive income. Accordingly, the net income for the three months ended September 30, 2020 was lower by $135,000 ($739,000 as restated, $604,000 as previously reported) and net loss for the nine months ended September 30, 2020 was higher by $85,000 ($533,000 as restated, $448,000 as previously reported).

In addition, as disclosed in our annual report for the year ended December 31, 2020, due to correction of prior period items, cash and cash equivalents amount as of December 31, 2019 was higher than previously reported by $156,000 ($336,000 as restated, $180,000 as previously reported). The statement of cash flows for the nine months ended September 30, 2020 is restated to adjust the beginning cash balance and to correct the proceeds received on exercise of warrants to exclude amounts attributable to cashless exercise of warrants. Consequently, the impact of these corrections on the statement of cash flows was as below:

	September 30, 2020 As reported	September 30, 2020 As restated	Change
	(in thousands)
Net cash used in operating activities	$(141)	$(161)	$20
Net cash provided by financing activities	2,535	2,399	(136)
Net increase/(decrease) in cash and cash equivalents	1,831	1,675	(156)
Cash and cash equivalents, beginning of period	180	336	156
Cash and cash equivalents, end of period	2,011	2,011	–

F-15

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

3. Fair Value Measurements

ASC 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including the market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.
Level 2:	Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.
Level 3:	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single-dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. The Company performs due diligence procedures over third-party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed, and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. To the extent that the valuation method is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised in determining fair value is greatest for the financial instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

During the three and nine months ended September 30, 2021, there were no changes to the Company’s valuation techniques that had, or are expected to have, a material impact on its consolidated financial position or results of operations.

As of September 30, 2021, and December 31, 2020, the fair value of the crypto asset borrowing derivatives (as determined by Level 2 fair value measurements) was $328,000 and $688,000 respectively. The carrying value of the host contract as of September 30, 2021, and December 31, 2020, was $57,000 and $193,000 respectively.

The Company did not make any transfers between the levels of the fair value hierarchy during the three and nine months ended September 30, 2021 and 2020.

F-16

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis (such as goodwill, property and equipment, and crypto assets held); that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). For the periods ended September 30, 2021 and December 31, 2020, there were no fair value adjustments recorded to these assets.

Contracts with government of El Salvador

In the third quarter of 2021, the Company signed contracts with Ministerio de Hacienda (Department of Treasury) of El Salvador (“GOES”) which include installing and operating 200 white-labeled Bitcoin ATMs in El Salvador, 10 white-labeled Bitcoin ATMs at El Salvador consulates in the U.S., 45 white-labeled Bitcoin ATMs in other U.S. locations, and sales of 950 point-of-sale (POS) terminals for local businesses in El Salvador to process transactions with Bitcoin. Additionally, we will also sell intellectual property in software, develop, and maintain a Bitcoin platform designed to support a GOES branded digital wallet. As of September 30, 2021 advances for revenue contracts of $3,500,000, represents amounts invoiced for intellectual property in software pending transfer of control to GOES, accounts receivable includes $1,500,000, and deferred tax assets includes $400,000 of taxes withheld from part payment of these contract receivables. The Company expects to complete the sale by December 31, 2021.

From time to time, the Company receives money from GOES to facilitate replenishment of cash in the ATMs that we maintain for them. As of September 30, 2021 the cash received as advances from GOES ($2,200,000) is presented as Restricted Cash – Cash held for customers on the condensed consolidated balance sheet. A corresponding liability to repay GOES for the advances is reflected within Customer Advances on the condensed consolidated balance sheet.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
	(in thousands)
Prepaid expense	$162	$113
Prepaid foreign taxes	71	3
Account balance with crypto asset exchange	214	–
Others	61	–
	$508	$116

5. Property and Equipment

Property and equipment consist of the following at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
	(in thousands)
ATM Equipment	$4,245	$1,615
Computer equipment	95	54
Office equipment	16	6
	4,356	1,675
Less accumulated depreciation	1,218	887
	$3,138	$788

F-17

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Depreciation expense for the three months ended September 30, 2021 and 2020 was $135,000 and $75,000 respectively. Depreciation expense for the nine months ended September 30, 2021 and 2020 was $331,000 and $207,000 respectively. During the quarter the company added $1,688,000 of property and equipment in El Salvador and $915,000 in the United States.

The table below presents property and equipment by geography.

	September 30, 2021	December 31, 2020
	(in thousands)
United States	$1,346	$709
El Salvador	1,670	8
International	122	71
	$3,138	$788

6. Revenue

The table below presents revenue of the Company disaggregated by revenue source for the following periods. In the current quarter the Company has relabeled Athena ATMs (previously described as Retail Sales - ATMs) and over-the-counter revenue (previously described as Wholesale – private client, and trade), to make them more descriptive.

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)
Athena ATMs	14,404	21,908	47,872	37,824
Over-the-counter	3,703	3,216	13,710	11,140
White label	1,278	–	1,278	–
Ancillary	88	–	88	–
BitQuick, and other	5	22	39	71
	19,478	25,146	62,987	49,035

Athena ATMs revenue represents sales of crypto assets to customers at the Company’s ATMs. The Company’s service is comprised of a single performance obligation to provide crypto assets to our customers at the ATMs and revenue is recognized on a gross basis.

Over-the-counter revenue represents sales of crypto assets to private client and trade customers at the Company’s over the counter (OTC) desk. Customers typically interact with the Company on the phone and in larger amounts and/or for a less well-known crypto asset. The Company’s service is comprised of a single performance obligation to provide crypto assets to our customers and revenue is recognized on a gross basis.

White label revenue represents revenue from operating ATMs and POS terminals on behalf of our customers, typically under their brand. The Company’s service is comprised of maintaining ATMs and POS terminals to facilitate the exchange of crypto assets by our customers with their counterparties. This revenue is recognized on a net basis.

Ancillary revenue represents revenue from sales of equipment such as POS terminals, sales of software and corresponding IP, as well as software maintenance fees. This revenue is recognized on a gross or net basis.

BitQuick revenue represents the fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers that utilize this channel; revenue is recognized on a net basis.

F-18

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Revenue disaggregated by geography based on sales location for the period below are as follows.

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)
Revenue
United States	$17,607	$24,910	$60,455	$48,496
El Salvador	1,744	–	1,947	–
International	127	236	585	539
	$19,478	$25,146	$62,987	$49,035

7. Derivatives

On August 22, 2018, the Company entered into a borrowing agreement with one of the Company’s directors and principal shareholder, Mr. Michael Komaransky, for restocking inventory and increasing working capital. Under this agreement, the Company borrowed 30 Bitcoin, at fair value, initially due on August 22, 2019. The borrowing fee as defined in the agreement, is 13.5% of the outstanding principal.

In November 2018, the Company entered into another agreement with Mr. Komaransky. This agreement provides for up to four additional borrowings at 50 bitcoin increments with an initial term of 90 days for each loan. Fees for these borrowings is the greater of 10% of the outstanding principal or 0.4% of total ATM sales. The Company borrowed 50 bitcoin under this agreement in November 2018 and an additional 50 bitcoin in March 2019. The Company repaid these bitcoin borrowings in the year ended December 31, 2020. These transactions have been recorded at fair value in the Company’s books.

On July 12, 2021, the Company signed a loan restructuring agreement for the remaining outstanding bitcoin balance as of that date. Under the agreement Mr. Komaransky agreed to extend the maturity for the entire amount of loan to May 31, 2022 and certain other modified terms which included the conversion of the borrowings into a USD loan when the published exchange rate of bitcoin for US dollars is equal to or exceeds a ratio of 1 bitcoin: US$75,000 at the first time and on the first date after September 30, 2021. The Company, under the agreement, created a first priority security interest and lien on all its property excluding property that has been given as collateral to Consolidated Trading Futures, LLC (“CTF”) until the repayment of the outstanding debt to CTF (see Note 7 below) Further, the company agreed to pay accelerated weekly payments of $35,000 in equivalent bitcoin.

The table below presents the roll-forward of the bitcoin borrowings.

	September 30, 2021		December 31, 2020
	Bitcoin (No)	Fair value (USD)	Bitcoin (No)	Fair value (USD)
	(in thousands)
Bitcoin borrowings:
Beginning fair value balance bitcoins borrowings	30	$881	130	$934
New borrowings	–	–	–	–
Repayments	(22)	(875)	(100)	(1,114)
Loss on bitcoins borrowing derivatives:
Nine months ended September 30	–	378	–	531
Three months ended December 31	–	–	–	530
Ending fair value balance bitcoins borrowings	8	$384	30	$881

F-19

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

	September 30, 2021		December 31, 2020
	Bitcoin (No)	Fair value (USD)	Bitcoin (No)	Fair value (USD)
	(in thousands)
Ending fair value consists of:
Carrying value of outstanding host contract	–	$57	–	$193
Fair value of the embedded derivative liability	–	328	–	688
Total	8	$384	30	$881

8. Debt

In 2017, the Company entered into several subordinated note agreements with shareholders of the Company’s common stock. The notes had a principal amount of $117,000 with maturity dates in 2021 and 2022. Interest as defined in the notes is 12% per annum. As of both September 30, 2021, and December 31, 2020, the outstanding principal was $117,000.

On May 30, 2017, the Company entered into a senior note agreement with Consolidated Trading Futures, LLC. The note provided for a principal amount of $1,490,000 secured against the Company’s cash in machines and held by service providers. Interest as defined in the note as 15% per annum with a maturity date of May 31, 2022. As of both September 30, 2021, and December 31, 2020, the outstanding principal was $1,490,000.

On August 1, 2018, the Company entered into a promissory note with LoanMe, Inc. The promissory note provided for a principal amount of $100,000, with a final maturity date of August 1, 2028, with equal monthly installment payments of $2,000. Interest as defined in the promissory note is 24% per annum. As of September 30, 2021, and December 31, 2020, the outstanding principal was $89,000 and $92,000, respectively.

On October 22, 2018, the Company entered into a promissory note with Swingbridge Crypto I, LLC. The promissory note provided for an aggregate of $500,000 in principal with a maturity date of May 30, 2019. Interest as defined in the promissory note is simple interest equal to 8% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 15% per annum, compounded annually from and after the maturity date.

On May 21, 2019, the Company entered into a promissory note with Swingbridge Crypto II, LLC. The promissory note provided for an aggregate of $300,000 in principal with a maturity date of August 21, 2019. Interest as defined in the promissory note is simple interest equal to 30% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 40% per annum, compounded annually from and after the maturity date.

On July 26, 2019, the Company entered into a promissory note with Swingbridge Crypto III, LLC. The promissory note provided for an aggregate of $1,000,000 in principal with a maturity date of July 26, 2020. Interest as defined in the promissory note is simple interest equal to 40% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 50% per annum, compounded annually from and after the maturity date.

In connection with the recapitalization of the Company on January 31, 2020, these three Swingbridge notes were exchanged for 419,078,082 shares of the Company’s common stock.

On November 21, 2019, the Company entered into a promissory note with DV Chain, LLC. The promissory note provided for a principal amount of $1,951,000 with a maturity date of May 1, 2021. Interest as defined in the promissory note is 15% per annum. On August 16, 2020, the Company entered into an agreement with DV Chain, LLC, whereby the Company repurchased 30,422,825 common shares held by DV Chain, LLC at a price of $0.00388 and agreed to make accelerated payments of $25,000 per week on the promissory note until the maturity date of May 1, 2021. As of September 30, 2021, and December 31, 2020, the outstanding principal was $0 and $1,350,000, respectively. The Company repaid the remaining principal balance and interest due on this loan on May 3, 2021.

F-20

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

On September 22, 2021, the Company entered into a borrowing arrangement with Banco Hipotecario secured against the Company’s assets in El Salvador. The promissory note provided for a principal amount of $1,500,000, with a final maturity date of 36 months after disbursal with equal monthly installment payments of $49,108 with a moratorium of 2 months. Interest as defined in the loan arrangement is 7.5% per annum. As of September 30, 2021, no funds had been disbursed to the Company.

For Debt and Convertible debt the principal payments due as of September 30, 2021 are as follows (in thousands):

Remainder of 2021	$35
2022	1,586
2023	4,892
2024	10
2025	3,012
2026 and thereafter	52
$9,587

Deferred financing costs are amortized using the effective interest method. Deferred financing for the three and nine months ended September 30, 2021 and 2020 was $0 and $9,000 and $8 and $21,000, respectively. Deferred financing costs had a carrying value of $2,000 at September 30, 2021 and $10,000 at December 31, 2020. These discounts are recorded as a reduction of debt on the condensed consolidated balance sheets.

9. Convertible debt

On January 31, 2020, the Company entered into a convertible debenture agreement with KGPLA LLC, an entity in which a director and principal shareholder of the Company has controlling interest. The convertible debenture provided for a principal amount of $3,000,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. KGPLA, LLC has the option to convert the outstanding principal and accrued interest balance into common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. As of September 30, 2021 and December 31, 2020, the outstanding principal amount of the debenture was $3,000,000.

On January 31, 2020, the Company entered into a convertible debenture agreement with Swingbridge Crypto III, LLC. The convertible debenture provided for a principal amount of $125,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. On August 26, 2021, the outstanding principal of $125,000 was converted into 10,416,666 shares as per the terms of the debentures since the Company secured major financing consequent to issuance of 6% Convertible Debentures as described below.

On June 22, 2021 the Company authorized the issuance and sale of up to $5,000,000 in aggregate principal amount of Convertible Debentures. The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 6% per annum, and (iii) are due two years from the date of issuance. The convertible promissory notes are convertible at any time at the option of the investor into shares of the Company’s common stock that is determined by dividing the amount to be converted by the lesser of (i) $0.10 per share or (ii) 25% less than the twenty trading day (20-trading day) volume weighted average price (“VWAP”) of the Common Stock based on the trades reported by the OTC Pink Market operated by the OTC Markets Group, Inc.

As of September 30, 2021, the Company received an amount of $4,985,000 toward subscription against this issue. In September 2021, certain debenture holders exercised their right to convert into shares and consequently $100,000 of the convertible debt was converted into 1,000,000 shares. The outstanding amount of the convertible debt as of September 30, 2021 is $4,885,000.

Subsequent to September 30, 2021 till the date of these financials, additional debenture holders converted $140,000 of the outstanding Convertible Debentures into 1,400,000 shares of the Company.

F-21

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

Debt discounts are amortized using the effective interest method. Debt discount expense for the three and nine months ended September 30, 2020 was $57,000 and $151,000 respectively. There was no debt discount expense for the three and nine months ended September 30, 2021. Debt discounts had a carrying value of $0 at September 30, 2021 and $927,000 at December 31, 2020. These discounts are recorded as a reduction of debt on the condensed consolidated balance sheets.

10. Operating Leases

Lease liabilities as of September 30, 2021 consist of the following (in thousands):

Current portion of lease liabilities	$470
Long term lease liabilities, net of current portion	1,445
Total lease liabilities	$1,915

The Company leases its facilities and certain ATM retail spaces under operating. The Company does not have any significant arrangements where it is the lessor. The Company does not separate lease and non-lease components for arrangements where the Company is a lessee. Leases with an initial lease term of 12 months or less are not recorded on the balance sheet. The Company determines if an arrangement contains a lease at inception. Operating lease expense is recognized on a straight-line basis over the lease term.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants. The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. The operating lease asset also includes any initial direct costs and lease payments made prior to lease commencement and excludes lease incentives incurred.

11. Crypto Assets Held

The Company held the following crypto assets as of September 30, 2021 and December 31, 2020.

	September 30, 2021			December 31, 2020
	Qty *	Average Rate	Amount (thousands)	Qty*	Average Rate	Amount (thousands)

Bitcoin	13	$42,477	$552	44	$29,374	$1,299
Litecoin	95	150	14	97	126	12
Ethereum	5	3,002	16	9	730	6
Bitcoin Cash	5	493	3	20	342	7
Tether	–	–	–	6,541	1.00	7
Bitcoin SV	–	–	–	54	163	9
Monero	–	–	–	22	136	3
	–	$–	$585	–	$–	$1,343

* Rounded off to the nearest whole number

F-22

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

12. Stock-Based Compensation

Stock Option Plan

In 2016, the Company established the 2016 Equity Incentive Plan (the 2016 Plan). The 2016 Plan authorized the granting of up to 207,422,610 shares of common stock to officers, employees, and Board members of the Company.

The exercise price of the options was determined by the Board but shall not be less than 100% of the fair market value on the date of grant.

As of December 31, 2019, no shares remained available for future issuance under the 2016 Equity Incentive Plan.

The table below summarizes the stock option activity for the period ended December 31, 2020:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	207,422,610	$0.0048	2.04
Granted	–	–	–
Exercised	(157,635,009)	0.0060	–
Forfeited	(49,787,601)	0.0014	–
Expired	–	–
Outstanding at December 31, 2020	–	$–	–

Exercisable	–	$–	–

The Company recognized $0 stock-based compensation expense for the three months ended September 30, 2021 and 2020, respectively and $0 and $477,000 during the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, total unrecognized compensation cost related to unvested stock options was $0.

The Company terminated the 2016 Equity Incentive Plan (the 2016 Plan) in January 2020. As of September 30, 2021 and December 31, 2020, there are no options outstanding.

13. Commitments and Contingencies

The Company, from time to time, might have claims against it incidental to the Company’s business. While the outcome of any of these matters cannot be predicted with certainty, management does not believe that the outcome will have a material adverse effect on the accompanying condensed consolidated financial statements.

On September 9, 2021, the Company entered into a term sheet proposed agreement to acquire assets of XPay, a software services and crypto asset provider based in Colombia. These assets include a digital wallet, software, ATMs, point-of-sale terminals, and certain other assets. The preliminary purchase price, subject to change based upon final negotiations, would be a combination of $3 million in cash and 270 million shares of the Company’s common stock. These shares will be subject to vesting over a three-year period based on the consulting services to be provided by the controlling beneficial owner of XPay. As of September 30, 2021, the Company had paid a deposit of $780,000 related to this proposed acquisition, which is included as Other Advances in the accompanying Condensed Consolidated Balance Sheets. The Company is still evaluating how this transaction should be reflected in the financial statements of the Company upon closing under appropriate accounting rules.

F-23

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

14. General and Administrative Expenses

General and administrative expenses consisted of the following.

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(as restated)		(as restated)
	(in thousands)
General and administrative expenses	$565	$194	$1,010	$438
Rent	29	51	67	148
Travel	265	9	299	30
	$859	$254	$1,376	$616

15. Sales and marketing

Sales and marketing expenses consisted of the following.

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(as restated)		(as restated)
	(in thousands)
Advertising	$36	$1	$52	$7
Other selling and marketing	1	1	2	1
	$37	$2	$54	$8

16. SAFT

In 2018, the Company issued a series of instruments called “Simple Agreements for Future Tokens” (SAFTs) in exchange for investments in cash or crypto assets. The SAFTs entitle holders to receipt of tokens representing equity in the Company under certain pre-defined circumstances. These include a qualified financing event in which the Company raises $15MM or more in a single transaction, a “corporate transaction” (sale of all or substantially all of the Company’s assets), or a dissolution.

In January 2020, in connection with the Share Exchange transaction the SAFT Notes were converted into 1,653,425,404 shares of Athena Bitcoin, Inc. which were then exchanged for Athena Bitcoin Global common stock.

17. Employee Loans

In January 2020, the Company allowed its employees with vested stock options to exercise with the use of a non-recourse loan agreement. Such loan agreement has a maturity date of 48 months from the date of exercise and carries an interest rate of 1.69%. As of September 30, 2021, the outstanding balance due from employees was $973,000.

F-24

Athena Bitcoin Global

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

18. Warrants to Purchase Common Shares

In 2017 Athena Bitcoin issued warrants to purchase 202,350 shares of Athena’s common stock for $14,005 for a right to purchase common shares in Athena Bitcoin, priced at $2.00 to $3.00 per share, at an average exercise price of $2.49 per share. There was no activity related to these warrants in 2019 and the warrants to purchase 202,350 shares of Athena common stock remained outstanding on December 31, 2019 and were classified as equity. In January 2020, warrants to purchase 102,350 shares of Athena Bitcoin common stock at an average exercise price of $2.00 per share were exercised, some of them in a cashless manner, against a lesser number of shares. As a result of the exercise of these warrants, the net issuance of Athena common stock was 93,106 shares (exchanged into 115,888,490 shares of the Company’s common stock on January 31, 2020).

The unexercised warrants to purchase 100,000 shares of Athena Bitcoin common stock, at an exercise price of $3 per share, remain outstanding as of September 30, 2021. The warrant will expire on May 30, 2025. As of September 30, 2021 and December 31, 2020, there are 3,096,345 shares of Athena Bitcoin issued and outstanding, all of which are held by the Company.

19. Related Party

Aside from the transactions discussed in other notes to these financial statements, the Company continues to carry a payables balance to Red Leaf Opportunities Fund LP, an entity in which the Chief Executive Officer has a controlling interest in the General Partner, Red Leaf Advisors LLC, for previous purchases of crypto assets. The outstanding balance due to Red Leaf Opportunities Fund LP as of September 30, 2021 and December 31, 2020 was $407,000, and is recorded in accounts payable, related party in the condensed consolidated balance sheets.

20. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date of September 30, 2021 through November 15, 2021 the date on which these unaudited condensed consolidated financial statements were available to be issued.

F-25

CONSOLIDATED FINANCIAL STATEMENTS

Athena Bitcoin Global

For the twelve months ended December 31, 2020 and 2019

F-26

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Athena Bitcoin Global

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Athena Bitcoin Global (f.k.a GamePlan, Inc.) as of December 31, 2020 and 2019, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2020

Lakewood, CO

March 31, 2021

F-27

Athena Bitcoin Global

Consolidated Balance Sheets

	December 31,	December 31,
	2020	2019
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$2,085	$336
Crypto assets held	1,343	239
Prepaid expenses and other current assets	116	60
Total current assets	3,544	635

Property and equipment, net	788	221
Leased assets	2,067	716
Goodwill	15	15
Other noncurrent assets	61	51
Total assets	$6,475	$1,638

Liabilities and Shareholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$433	$385
Accounts payable, related party	407	532
Leased liabilities	487	230
Income tax payable	324	–
Deferred tax liabilities	104	–
Related party crypto asset borrowings	881	934
Long-term debt, current portion	1,354	1,804
Related party note payable, current portion	27	–
Other current liabilities	295	457
Total current liabilities	4,312	4,342

Long-term liabilities:
Long-term debt	1,568	3,494
Lease liabilities	1,580	486
Related party convertible debt	2,109	–
Convertible debt	88	–
Related party note payable	90	117
SAFT notes	–	5,435
Total liabilities	$9,747	$13,874

F-28

Athena Bitcoin Global

Consolidated Balance Sheets

	December 31,	December 31,
	2020	2019
	(in thousands, except number of share data)
Shareholders’ deficit:
Common shares, $0.001 par value 4,409,605,000 shares authorized; 4,049,392,879 and 1,247,617,399 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	$4,050	$1,248
Loans to employees for options exercised	(961)	–
Net common stock	3,089	1,248
Additional paid in capital (deficit)	6,037	(1,067)
Accumulated deficit	(12,281)	(12,280)
Accumulated other comprehensive loss	(117)	(137)
Total shareholders’ deficit	(3,272)	(12,236)
Total liabilities and shareholders’ deficit	$6,475	$1,638

See accompanying notes.

F-29

Athena Bitcoin Global

Consolidated Statement of Operations and Comprehensive Income

	For the twelve months ended
	December 31, 2020	December 31, 2019
	(in thousands, except number of share data)

Revenues	$68,937		$22,643
Cost of revenues	62,390		21,997
Gross profit	6,547		646

Operating expenses:
Salaries and benefits	2,562		1,644
General and administrative	862		1,087
Sales and marketing	18		43
Other operating expense	55		61
Total operating expenses	3,497		2,835

Income/(loss) from operations	3,050		(2,189)

Loss on crypto asset borrowing derivatives	1,061		1,361
Interest expense	990		289
Fees on crypto asset borrowings	337		372
Other (income) expense	74		(406)
Income/(loss) before income taxes	588		(3,805)
Income tax expense	428		–
Net income/(loss)	$160		$(3,805)
Basic earnings per share	$0.00004	$	.(0.00305)
Diluted earnings (loss) per share	$0.00004		$(0.00305)
Weighted average shares outstanding - Basic	3,840,697,666		1,247,617,399
Weighted average shares outstanding - Diluted	3,840,697,666		1,247,617,399

Comprehensive income (loss)
Net income/(loss)	$160		$(3,805)
Foreign currency translation adjustment	20		(114)
Comprehensive income/(loss)	$180		$(3,919)

See accompanying notes.

F-30

Athena Bitcoin Global

Consolidated Statement of Cash Flows

	For the twelve months ended
	December 31, 2020	December 31, 2019
	(in thousands)
Operating activities
Net income (loss)	$160	$(3,805)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	283	230
Debt discount amortization	237	2
Stock based compensation	477	45
Transaction losses and doubtful accounts	(12)	20
Fair value adjustment on derivatives	1,061	1,361
Changes in operating assets and liabilities:
Crypto assets held	(1,103)	(22)
Prepaid expenses and other assets	(67)	4
Accounts payable and other liabilities	341	158
Net cash provided by (used in) operating activities	1,377	(2,007)

Investing activities
Purchase of property and equipment	(859)	(15)
Net cash used in investing activities	(859)	(15)

Financing activities
Issuance of convertible debt	3,125	–
Proceeds from warrants exercised	69	–
Repurchase of shares	(118)	–
Proceeds (repayment) of debt	(1,845)	1,548
Proceeds from PPP loan	157	–
Forgiveness of PPP loan	(157)	–

Net cash provided by financing activities	1,231	1,548
Net increase/(decrease) in cash and cash equivalents	1,749	(474)
Cash and cash equivalents, beginning of period	336	810
Cash and cash equivalents, end of period	$2,085	$336

Supplemental disclosure of cash flow information:
Cash paid for interest	$709	$280
Cash paid for taxes	$29	$17
Conversion of SAFT Notes for common shares	$5,434	$–
Conversion of debt for common shares	$1,799	$–
Leased assets obtained in exchange for operating lease liabilities	$1,648	$146

See accompanying notes.

F-31

Athena Bitcoin Global

Consolidated Statement of Shareholders’ Deficit

	Common Units		Additional Paid	Receivables from employees for stock	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	in Capital	options	Deficit	Loss	Total
Balance, December 31, 2018	1,247,617,399	$1,248	$(1,112)	$–	$(8,474)	$(23)	$(8,361)

Net loss	–	–	–	–	(3,806)	–	(3,806)
Stock-based compensation	–	–	45	–	–	–	45
Foreign currency translation adjustment	–	–	–	–	–	(114)	(114)
Balance, December 31, 2019	1,247,617,399	$1,248	$(1,067)	$–	$(12,280)	$(137)	$(12,236)

Conversion of SAFTS	1,653,425,404	$1,653	$3,781	$–	$–	$–	$5,434
Debt conversions	419,078,082	419	1,381	–	–	–	1,800
Warrant exercise	115,888,490	116	26	–	(73)	–	69
Stock option exercises	157,635,309	158	789	–	–	–	947
Stock-based compensation	–	–	477	–	–	–	477
Loans to employees for options exercised	–	–	–	(945)	–	–	(945)
Balance prior to merger	3,593,644,684	3,594	5,387	(945)	(12,353)	(137)	(4,454)
Reverse Merger – Existing Shareholders	486,171,020	486	(486)	–	–	–	–
Balance subsequent to merger	4,079,815,704	4,080	4,901	(945)	(12,353)	(137)	(4,454)

Convertible debenture beneficial conversion	–	–	1,136	–	–	–	1,136
Retirement of shares	(30,422,825)	(30)	–	–	(88)	–	(118)
Net Income	–	–	–	–	160	–	160
Foreign currency translation adjustment	–	–	–	–	–	–	20
Accrued Interest on employee loans	–	–	–	(16)	–	–	(16)
Balance, December 31, 2020	4,049,392,879	4,050	6,037	$(961)	$(12,281)	$(117)	$(3,272)

See accompanying notes.

F-32

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Athena Bitcoin Global (f.k.a GamePlan, Inc.), a Nevada corporation, and its wholly owned subsidiary, Athena Bitcoin, Inc., a Delaware corporation (together referred to as “Athena Global” or “the Company”) is a provider of various crypto asset trading platforms, including the operation of automated teller machines (ATMs) for purposes of selling and buying crypto assets, personalized investor services, and the operation of online peer to peer exchanges. The Company’s network of Athena Bitcoin ATMs is presently active in ten states (CA, TX, GA, FL, OH, IL, MO, PA, MI, AL) and the territory of Puerto Rico in the United States, and 3 countries in Central and South America. The Company places its machines in convenience stores, shopping centers, and other easily accessible locations.

Athena Bitcoin Global was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) immediately before the completion of the transactions described below. Athena Bitcoin Global was incorporated in the state of Nevada in 1991 under the name “GamePlan, Inc.” for the sole purpose of merging with Sunbeam Solar, Inc., a Utah corporation, which merger occurred as of December 31, 1991. The Articles of Merger were filed in the state of Nevada pursuant to which the Company was the surviving entity following the merger. The Company was involved in various businesses, including, gaming and other consulting services, prior to becoming a company seeking acquisitions. The Company filed form 10-SB with the Securities and Exchange Commission in September 1999 thus becoming a reporting company under section 12(g) of the Securities and Exchange Act of 1934. The Company subsequently filed Form 15 in March, 2015, terminating its reporting status.

On January 14, 2020 Athena Bitcoin Global (i.e. pre-merger GamePlan, Inc.) entered into a Share Exchange Agreement (the “Agreement”), by and among Athena Bitcoin Global (f.k.a. GamePlan, Inc.), Athena Bitcoin, Inc., a Delaware S corporation (“Athena”) incorporated in 2015, and certain shareholders of Athena Bitcoin, Inc. The Agreement provides for the reorganization of Athena Bitcoin, Inc., with and into Athena Bitcoin Global (f.ka. GamePlan, Inc.), resulting in Athena Bitcoin, Inc. becoming a wholly owned subsidiary of Athena Bitcoin Global. The agreement is for the exchange of 100% shares of the outstanding Common Stock of Athena Bitcoin, Inc., for 3,593,644,680 shares of Athena Bitcoin Global common stock (an exchange rate of 1,244.69 shares of Athena Bitcoin Global stock for each share of Athena Bitcoin, Inc. stock). The closing of the transaction occurred as of January 30, 2020.

In accordance with ASC 805-10-55-12, because the former shareholders of Athena Bitcoin, Inc. acquired the majority (approximately 88%) of the voting rights of the Company and control of the Company’s board of directors and executive officers of Athena Bitcoin, Inc. became the executive officers of the combined entity, the Company determined that the share exchange transaction was a reverse acquisition.

As the share exchange transaction is considered a reverse acquisition, in accordance with ASC 805-40-45-2, for financial statement purposes, Athena Bitcoin, Inc. is considered the accounting acquiror. Accordingly, the historical financial statements prior to the share exchange transaction are those of Athena Bitcoin, Inc., except that the historical equity of Athena Bitcoin, Inc. has been retroactively restated to reflect the number of shares received in the business combination at the exchange rate of 1,244.69 shares of Athena Bitcoin Global common stock for each share of Athena Bitcoin, Inc. common stock. The historical common stock carrying amount has been adjusted to reflect the revised par value of the outstanding stock and the corresponding offset was reflected in the additional paid-in capital. All share and per share information included in these financial statements have been adjusted to reflect the 1,244.69 to 1 share conversion.

In connection with the share exchange transaction, as discussed in Note 14, the SAFT Notes were converted into 1,653,425,404 shares of Athena Bitcoin, Inc. (which were then exchanged for Athena Bitcoin Global common stock). Additionally, warrants to purchase 115,888,490 shares of Athena Bitcoin, Inc.’s common stock were exercised for upon the payment of the exercise price of $69,000. These 115,888,490 shares were then exchanged for Athena Bitcoin Global common stock. Also, as discussed in Note 6, the Swingbridge Crypto I, Swigbridge Crypto II and Swingbridge Crypto III notes were converted into 419,078,082 shares of Athena Bitcoin, Inc.’s common stock (which amount was then exchanged for Athena Bitcoin Global’s common stock). Lastly, as discussed in Note 10, 157,635,309 shares of Athena Bitcoin, Inc. were issued upon the exercise of stock options (which was then exchanged for Athena Bitcoin Global common stock).

F-33

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

There were 4,079,815,704 shares of Athena Bitcoin Global’s common stock outstanding following the closing date of the transaction. Athena Bitcoin Global subsequently purchased and cancelled 30,442,825 shares as discussed in Note 7. Athena Bitcoin Global has 4,049,392,879 shares issued and outstanding, and authorized capital of 4,409,605,000 shares as of December 31, 2020.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Athena Bitcoin Global (f.ka. GamePlan Inc.), Athena Bitcoin, Inc. and its wholly owned subsidiaries, Athena Bitcoin S. de R.L. de C.V., incorporated in Mexico; Athena Holdings Colombia SAS, incorporated in Colombia; Athena Holding Company S.R.L, incorporated in Argentina; Athena Holdings of PR LLC, incorporated in Puerto Rico; and Athena Holdings El Salvador, S.A. de C.V., incorporated in El Salvador. All intercompany account balances and transactions have been eliminated in consolidation.

A summary of the Company’s significant accounting policies is as follows:

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the useful lives of property, and equipment; valuation of derivatives and stock options; and impairment assessment for goodwill and long-lived assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Revenue Recognition

In May 2014, the FASB issued Topic 606, which supersedes the prior revenue recognition standard (Topic 605). Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. In addition, this standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted Topic 606 effective January 1, 2019 using the modified retrospective method.

F-34

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

The Company derives its revenues primarily from two sources: (i) point of sale transactions of crypto assets at ATMs and (ii) customized investor trading services for the sale or purchase of crypto assets. Revenues are recognized at the point of sale of these services to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract
•	Recognition of revenue when, or as, we satisfy a performance obligation.

Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the crypto asset to the customer (net). As the Company controls the crypto asset being provided before it is transferred to the customer and establishes the price for the crypto assets, whether selling through ATMs or over the telephone, the Company is the principal in these transactions; the Company records these transactions on a gross basis. In cases where the fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers, as in BitQuick, revenue is recognized on a net basis.

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied. The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The Company’s revenue associated with ATM and investor services are recognized at a point in time when the crypto asset is delivered to the customer.

The Company controls the service as it is primarily responsible for fulfilling the service and has discretion in establishing pricing with its customers.

Cost of Revenues

Cost of revenues consists primarily of expenses related to the acquisition of crypto assets (including the costs to purchase crypto assets). The Company assigns the costs of crypto assets sold in its revenue transactions on a first-in, first-out basis.

Additionally, cost of revenues includes the costs of operating the ATMs from which some of the crypto assets are sold (including the associated rent expense, related incentives, ATM cash losses, software licensing fees for the ATMs, depreciation, insurance, and utilities) and fees paid to service the ATM machines and transport cash to the banks.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation (FDIC). The Company has deposits in excess of the FDIC-insured limit. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

F-35

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Accounts Receivable

Accounts receivable is stated at the amount the Company expects to collect.

Concentration of Credit Risk

The Company’s revenues are generated primarily from ATM sales to customers located in the United States and Latin America. No single customer of the ATM network is responsible for over 1% of revenue. Also, as the Company collects all amounts from these customers and holds $0 in accounts receivable from the customers, there is no credit risk associated with customer concentration.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Equipment, furniture and fixtures, and software are depreciated over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of improvements or the term of the related lease. Repairs and maintenance costs are expensed as incurred.

Following are the estimated useful lives:

Computer equipment	Three years
ATM equipment	Three years
Office equipment	Six years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Goodwill

The Company conducts goodwill impairment testing in the fourth quarter of each year or whenever indicators of impairment exists. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and goodwill is considered to be unimpaired. However, if, based on the qualitative assessment, the Company concludes that it is more likely than not that the fair value of a reporting unit (generally based on discounted future cash flows) is less than its carrying amount, it will proceed with performing the quantitative assessment which is done by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, if any, not to exceed the total amount of goodwill. Based on the Company’s assessment, goodwill was not impaired as of December 31, 2020 and December 31, 2019.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Management has determined that no impairment of long-lived assets existed as of December 31, 2020 and December 31, 2019.

F-36

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Crypto Accounting

There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Crypto Assets Held

Crypto assets are considered indefinite-lived intangible assets under applicable accounting rules and are initially measured at cost and are not amortized. Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale. As the Company utilizes crypto assets within its ATMs, the balances turnover frequently, and the Company anticipates converting it to cash within a year, the Company has classified crypto assets held as current assets in the condensed consolidated balance sheets. The Company assigns costs to transactions on a first-in, first-out basis.

Crypto Asset Borrowings

The Company borrows crypto assets. Such crypto assets borrowed by the Company are reported in crypto assets held on the Company’s condensed consolidated balance sheets as well as liability measured at the fair value on the date of the borrowing.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability and is carried at the fair value of the assets acquired and reported in crypto asset borrowings in the condensed consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other non-operating expenses in the condensed consolidated statements of operations and comprehensive income. The embedded derivatives are included in crypto asset borrowings in the condensed consolidated balance sheets.

The term of these borrowings can either be for a fixed term of less than one year or can be open-ended and repayable at the option of the Company or the lender. These borrowings bear a fee payable by the Company to the lender, which is based on a percentage of the amount borrowed and is denominated in the related crypto asset borrowed. The borrowing fee is recognized on an accrual basis and is included in other non-operating expenses in the condensed consolidated statements of operations and comprehensive income.

Derivative Contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors.

As a result of the Company entering into transactions to borrow crypto assets, an embedded derivative is recognized relating to the differences between the fair value of the amount borrowed, which is recognized on the borrowing effective date, and the fair value of the amount that will ultimately be repaid, based on changes in the spot price of the crypto asset over the term of the borrowing. This embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the crypto asset to be repaid.

F-37

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Accumulated Other Comprehensive Income

Unrealized gains and losses related to foreign currency translation are accumulated in "Accumulated other comprehensive loss" ("AOCI"). These changes are also reported in "Other comprehensive income (loss)" on the Consolidated Statements of Comprehensive Income.

Foreign Currency Translation

The functional currency of our wholly owned subsidiaries is the currency of the primary economic environment in which the Company operates. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in our consolidated statements of operations and comprehensive income. Our foreign subsidiaries that utilize foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss within shareholders’ deficit in the consolidated balance sheets.

Stock-Based Compensation Expense

The Company accounts for stock-based compensation according to the provisions of ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options and non-vested stock awards, based on the fair values on the dates they are granted. The Company records the fair value of awards expected to vest as compensation expense on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the options expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends. The expected volatility is based on the average historical volatility of certain comparable publicly traded companies within the Company’s industry. The expected term assumptions are based on the simplified method, due to insufficient historical exercise data and the limited period of time that the Company’s equity securities have been available for issuance. The risk-free interest rates are based on the U.S. Treasury yield in effect at the time of grant. The Company does not expect to pay dividends on common stock in the foreseeable future; therefore, it estimated the dividend yield to be 0%.

Sales and Marketing

The Company expenses sales and marketing expense when they are incurred.

Treasury stock

Treasury stock purchases are accounted for under the cost method, whereby the entire cost of the acquired stock is recorded as treasury stock. Upon retirement of treasury shares amounts in excess of par are value are charged to accumulated deficit.

F-38

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Warrants to Purchase Common Shares

The Company accounts for warrants to purchase shares as equity.

Income taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Balance Sheet in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated Statements of Operations.

The Company adopted ASC 740-10-30 on January 1, 2020. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of ASC 740-10, the Company does not have a liability for unrecognized income tax benefits.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple products and geographies, no measures of profitability by product or geography are available, so discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Earnings per share

Basic income per share is calculated by dividing net income by the number of weighted average common shares outstanding for the applicable period. Diluted income per share is calculated by dividing net income available to common shareholders by the weighted average shares outstanding. Net income available to common shareholders ($154,883) is calculated as net income ($159,519) less $4,636 which represents the dilutive impact of the outstanding warrants of the Company’s subsidiary, Athena Bitcoin. For the year ended December 31, 2020, there were 260,416,667 potential common shares related to the Company’s convertible debt which were excluded from the earnings per share calculation because the impact would have been antidilutive. For the year ended December 31, 2019, there were 459,285,631 potential common shares related to the Company’s warrants and stock options were excluded from the earnings per share calculation because the impact would have been antidilutive.

F-39

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, or ASU 2020-06, which simplifies the accounting for convertible instruments by removing certain separation models required under current U.S. GAAP, including the beneficial conversion feature and cash conversion models. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. This guidance will be effective for us for annual reporting periods beginning after December 15, 2021 and for interim periods within those annual periods and can be applied utilizing either a modified or full retrospective transition method. Early adoption is permitted. We have not yet adopted this standard and are currently evaluating the impact and timing of adopting this guidance.

2. Fair Value Measurements

ASC 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including the market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2:	Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3:

Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single-dealer quotes not corroborated by observable market data.

F-40

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. The Company performs due diligence procedures over third-party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed, and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. To the extent that the valuation method is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised in determining fair value is greatest for the financial instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

During the twelve months ended December 31, 2020, there were no changes to the Company’s valuation techniques that had, or are expected to have, a material impact on its consolidated financial position or results of operations.

As of December 31, 2020, and 2019, the fair value of the crypto asset borrowing derivatives (as determined by Level 2 fair value measurements) was $688,102 and $254,105, respectively.

The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2020 and December 31, 2019.

Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis (such as goodwill, property and equipment, and crypto assets held); that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). For the years ended December 31, 2020 and 2019, there were no fair value adjustments recorded to these assets.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019

ATM Equipment	$1,615,735	$813,577
Computer equipment	54,133	51,827
Office equipment	5,575	5,575
	1,675,443	870,979
Less accumulated depreciation	887,418	649,944
	$788,025	$221,035

F-41

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Depreciation expense the twelve months ended December 31, 2020 and 2019 was $283,403 and $229,966 respectively.

4. Revenue

The following table presents revenue of the Company disaggregated by revenue source:

	December 31, 2020	December 31, 2019

Athena ATM	$55,267,675	$14,273,200
Over-the-counter	13,578,992	8,254,958
BitQuick, and other	89,954	114,814
	$68,936,622	$22,642,972

Athena ATM revenue represents sales of crypto assets to customers at the Company’s ATMs. The Company’s service is comprised of a single performance obligation to provide crypto assets to our customers at the ATMs and revenue is recognized on a gross basis.

Over-the-counter revenue represent sales of crypto assets to private client and trade customers at the Company’s over-the-counter (OTC) desk. Customers typically interact with the Company on the phone and in larger amounts and/or for a less well-known crypto asset. The Company’s service is comprised of a single performance obligation to provide crypto assets to our customers and revenue is recognized on a gross basis.

BitQuick revenue represents the fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers that utilize this channel; revenue is recognized on a net basis.

Revenue disaggregated by geography based on sales location is as follows:

	December 31, 2020	December 31, 2019
Revenue
United States	$68,133,388	$22,040,064
International	803,234	602,908
	$68,936,622	$22,642,972

F-42

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

5. Derivatives

On August 22, 2018, the Company entered into a loan agreement with one of the Company’s directors and principal shareholder, Mr. Michael Komaransky, for restocking inventory and increasing working capital. Under this loan agreement, the Company borrowed 30 Bitcoin, at fair value, initially due and payable on August 22, 2019. The borrowing fee as defined in the loan agreement, is 13.5% of the outstanding principal.

In November 2018, the Company entered into another agreement with Mr. Komaransky. This agreement provides for up to four additional borrowings at 50 bitcoin increments with an initial term of 90 days for each loan. Fees for these borrowings is the greater of 10% of the outstanding principal or 0.4% of total ATM sales. The Company borrowed 50 bitcoins under this agreement in November 2018 and an additional 50 bitcoin in March 2019. The Company repaid these bitcoin borrowings in the year ended December 31, 2020. These transactions have been recorded at fair value in the Company’s books.

	December 31, 2020		December 31, 2019
	Bitcoin (No)	Fair value (USD)	Bitcoin (No)	Fair value (USD)
Bitcoin borrowings:
Beginning fair value balance bitcoins borrowings	130	$934,055	330	$1,256,640
New borrowings	–	–	50	206,187
Repayments	(100)	(1,114,148)	(250)	(1,889,868)
Loss on bitcoins borrowing derivatives		1,061,318		1,361,096
Ending fair value balance bitcoins borrowings	30	$881,225	130	$934,055

Ending fair value consists of:
Carrying value of outstanding host contract		$193,122		$679,950
Fair value of the embedded derivative liability		688,103		254,105
Total	30	$881,225	130	$934,055

During the years ended December 31, 2020 and 2019, the Company paid $337,018 and $372,098 of borrowing fees in crypto assets, respectively.

6. Debt

In 2017, the Company entered into several subordinated note agreements with shareholders of the Company’s common stock. The notes had a principal amount of $117,000 with maturity dates in 2021 and 2022. Interest as defined in the notes is 12% per annum. As of both December 31, 2020, and December 31, 2019, the outstanding principal was $117,000 ($27,000 due in October 2021).

On May 30, 2017, the Company entered into a senior note agreement with Consolidated Trading Futures, LLC. The note provided for a principal amount of $1,490,000 of the loan secured against the Company’s cash in machines and held by service providers with a maturity date of May 31, 2022. Interest as defined in the note is 15% per annum. As of both December 31, 2020, and December 31, 2019, the outstanding principal was $1,490,000.

On August 1, 2018, the Company entered into a promissory note with LoanMe, Inc. The promissory note provided for a principal amount of $100,000, with a final maturity date of August 1, 2028, with equal monthly installment payments of $2,205. The loan is Interest as defined in the promissory note is 24% per annum. As of December 31, 2020, and December 31, 2019, the outstanding principal was $93,440 and $96,182, respectively.

F-43

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

On October 22, 2018, the Company entered into a promissory note with Swingbridge Crypto I, LLC. The promissory note provided for an aggregate of $500,000 in principal with a maturity date of May 30, 2019. Interest as defined in the promissory note is simple interest equal to 8% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 15% per annum, compounded annually from and after the maturity date. As of December 31, 2019, the outstanding principal was $500,000.

On May 21, 2019, the Company entered into a promissory note with Swingbridge Crypto II, LLC. The promissory note provided for an aggregate of $300,000 in principal with a maturity date of August 21, 2019. Interest as defined in the promissory note is simple interest equal to 30% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 40% per annum, compounded annually from and after the maturity date. As of December 31, 2019, the outstanding principal was $300,000.

On July 26, 2019, the Company entered into a promissory note with Swingbridge Crypto III, LLC. The promissory note provided for an aggregate of $1,000,000 in principal with a maturity date of July 26, 2020. Interest as defined in the promissory note is simple interest equal to 40% per annum. In the case the note is still outstanding beyond the maturity date, interest shall be calculated as 50% per annum, compounded annually from and after the maturity date. As of December 31, 2019, the outstanding principal was $1,000,000.

In connection with the recapitalization of the Company on January 31, 2020, these three Swingbridge notes were exchanged for 419,078,082 shares of the Company’s common stock.

On November 21, 2019, the Company entered into a promissory note with DV Chain, LLC. The promissory note provided for a principal amount of $1,950,719 with a maturity date of May 1, 2021. Interest as defined in the promissory note is 15% per annum. On August 16, 2020, the Company entered into an agreement with DV Chain, LLC, whereby the Company repurchased 30,422,825 common shares held by DV Chain, LLC at a price of $0.00388 and agreed to make accelerated payments of $25,000 per week on the promissory note until the maturity date of May 1, 2021. As of December 31, 2020, and December 31, 2019, the outstanding principal was $1,349,500 and $1,950,719, respectively.

On April 15, 2020, the Company entered into a forgivable loan agreement (SBA Loan) with Citizens National Bank of Greater St. Louis under the Coronavirus Aid Relief, and Economic Security Act (CARES Act) administered by the U.S. Small Business Administration. Athena received total proceeds of $156,919 from the SBA Loan. In accordance with the requirements of the CARES Act, Athena used the proceeds from the SBA Loan primarily for payroll costs and retained the employment of full-time employees as required by the terms of the SBA Loan. The SBA Loan was scheduled to mature on April 15, 2022 and has a 1.00% interest rate. In accordance with the CARES Act and the Paycheck Protection Program Flexibility Act, the Company applied for Loan Forgiveness for the full outstanding principal balance of the SBA Loan, which was approved in 2020. Accordingly, during the year ended December 31, 2020 the Company recorded $156,919 in other income for the forgiveness of the SBA Loan.

Principal payments due for the years ending December 31, 2020 are as follows:

2021	$1,381,282
2022	1,586,065
2023	7,692
2024	9,756
2025	3,137,373
2026 and thereafter	51,743
$6,173,911

Deferred financing costs and debt discounts are amortized using the effective interest method. Deferred financing and debt discount expense for the year ended December 31, 2020 and December 31, 2019 was $237,208 and $2,388, respectively. Deferred financing costs and debt discounts had a carrying value of $937,954 at December 31, 2020 and $38,799 at December 31, 2019. These discounts are recorded as a reduction of debt on the consolidated balance sheets.

F-44

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

7. Convertible debt

On January 31, 2020, the Company entered into a convertible debenture agreement with KGPLA LLC, an entity in which Michael Komaransky, a director and principal shareholder of the Company has controlling interest. The convertible debenture provided for a principal amount of $3,000,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. KGPLA, LLC has the option to convert the outstanding principal and accrued interest balance into common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. As of December 31, 2020, the outstanding principal amount of the debenture was $3,000,000.

On January 31, 2020, the Company entered into a convertible debenture agreement with Swingbridge Crypto III, LLC. The convertible debenture provided for a principal amount of $125,000, with a maturity date of January 31, 2025. Interest as defined by the agreement is 8% per annum. Swingbridge Crypto III, LLC has the option to convert the outstanding principal and accrued interest balance into common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. As of December 31, 2020, the outstanding principal of the debenture was $125,000.

The conversion rate of the convertible debentures represents a beneficial conversion feature, thus, the Company recorded a discount on the convertible debenture of $1,136,364 with a corresponding increase to additional paid in capital. The discount will be amortized to interest expense over the life of the convertible debenture. The carrying value of the discount as of December 31, 2020 is $928,001.

8. Operating Leases

Lease liabilities as of December 31, 2020 consist of the following:

Current portion of lease liabilities	$487,522
Long term lease liabilities, net of current portion	1,579,857
Total lease liabilities	$2,067,379

The Company leases its facilities and certain ATM retail spaces under operating. The Company does not have any significant arrangements where it is the lessor. The Company does not separate lease and non-lease components for arrangements where the Company is a lessee. Leases with an initial lease term of 12 months or less are not recorded on the balance sheet. The Company determines if an arrangement contains a lease at inception. Operating lease expense is recognized on a straight-line basis over the lease term.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants. The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. The operating lease asset also includes any initial direct costs and lease payments made prior to lease commencement and excludes lease incentives incurred.

As of December 31, 2020, the Company's leases have remaining lease terms of up to 5.5 years, some of which include optional renewals or terminations, which are considered in the Company’s assessments when such options are reasonably certain to be exercised. Any variable payments related to the lease will be recorded as lease expense  when and as incurred.

F-45

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

As of December 31, 2020, the operating leases that the Company has signed but have not yet commenced are immaterial.

The components of lease expense were as follows:

	December 31, 2020	December 31, 2019
Lease Cost
Operating lease cost	$812,993	$703,193
Variable lease cost	–	–
Total lease cost	$812,993	$703,193

Maturities of operating lease liabilities as of December 31, 2020, are shown below:

2021	$762,917
2022	628,125
2023	523,890
2024	460,815
2025	382,040
2026 and thereafter	72,350
Total lease payments	$2,830,137
Less: Imputed interest	(762,757)
Present value of lease liabilities	$2,067,380

The total weighted-average discount rate and remaining lease term for the Company's operating leases was 15% and 4.41 years, respectively, as of December 31, 2020. Total operating lease payments reflected in operating cash flows were $864,051 for the year ended December 31, 2020.

9. Crypto Assets Held

Crypto assets are considered indefinite-lived intangible assets under applicable accounting rules and are initially measured at cost and are not amortized. Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale. As the Company utilizes crypto assets within its ATMs, and the balances turnover frequently, the Company has classified crypto assets held as current assets in the consolidated balance sheets. The Company assigns costs to transactions on a first-in, first-out basis.

F-46

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

The Company held the following crypto assets as of December 31, 2020 and December 31, 2019.

	December 31, 2020	December 31, 2019

Bitcoin	$1,298,522	$216,021
Litecoin	12,186	5,911
Ethereum	6,304	21
Tether	6,541	–
Bitcoin Cash	6,689	1,414
Others	12,398	15,793
	$1,342,640	$239,160

10. Stock-Based Compensation

Stock Option Plan

In 2016, the Company established the 2016 Equity Incentive Plan (the 2016 Plan). The 2016 Plan authorized the granting of up to 207,422,610 shares of common stock to officers, employees, and Board members of the Company.

The exercise price of the options was determined by the Board but shall not be less than 100% of the fair market value on the date of grant.

As of December 31, 2019, no shares remained available for future issuance under the 2016 Equity Incentive Plan.

The table on the following page summarizes the stock option activity for the years ended December 31, 2020 and 2019:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2019	151,753,849	$0.0015	1.93
Granted	62,665,163	0.0129
Exercised	–	–
Forfeited	(6,996,402)	0.0040
Expired	–	–
Outstanding at January 1, 2020	207,422,610	$0.0048	2.04
Granted			–
Exercised	(157,635,009)	0.0060	0.0060
Forfeited	(49,787,601)	0.0014	0.0014
Expired	–	–	–
Outstanding at December 31, 2020	–	$–

Exercisable	–	$–	–

F-47

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

In determining the fair value of the stock options granted in 2019 ($0.0077 per share), the Company used the following assumptions as inputs to the Black-Scholes option pricing model: options expected term – 3.75 years, expected volatility of the underlying stock – 84.4%, risk-free rate – 1.67%, and expected dividend yield zero % (0%).

The Company recognized stock-based compensation expense of $477,465 and $45,176 during the twelve months ended December 31, 2020 and 2019, respectively. As of December 31, 2020, total unrecognized compensation cost related to unvested stock options was $0.

The Company terminated the 2016 Equity Incentive Plan (the 2016 Plan) in January 2020. As of December 31, 2020, there are no options outstanding.

11. Commitments and Contingencies

The Company is, from time to time, involved in litigation incidental to the Company’s business that is generally covered by insurance. While the outcome of any of these matters cannot be predicted with certainty, management does not believe that the outcome will have a material adverse effect on the accompanying consolidated financial statements.

12. General and Administrative Expenses

General and administrative expenses included the following for the year ended December 31, 2020 and December 31, 2019.

	December 31, 2020	December 31, 2019

General and administrative expenses	$654,588	$692,422
Rent	166,814	265,278
Travel	40,005	130,447
	$861,407	$1,088,147

13. Sales and marketing

Sales and marketing expenses consisted of the following.

	December 31, 2020	December 31, 2019

Advertising	$14,956	$37,833
Other selling and marketing	2,759	4,939
	$17,715	$42,772

F-48

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

14. SAFT

In 2018, the Company issued a series of instruments called “Simple Agreements for Future Tokens” (SAFTs) in exchange for investments in cash or crypto assets. The SAFTs entitle holders to receipt of tokens representing equity in the Company under certain pre-defined circumstances. These include a qualified financing event in which the Company raises $15 million or more in a single transaction, a “corporate transaction” (sale of all or substantially all of the Company’s assets), or a dissolution.

In January 2020, in connection with the share exchange transaction, the SAFT Notes were converted into 1,653,425,404 shares of Athena Bitcoin, Inc. which were then exchanged for Athena Bitcoin Global (formerly known as GamePlan, Inc.) common stock pursuant to the Share Exchange Agreement.

15. Employee Loans

In January 2020, the Company allowed its employees with vested stock options to exercise with the use of a non-recourse loan agreement. Such loan agreement has a maturity date of 48 months from the date of exercise and carries an interest rate of 1.69%. As of December 31, 2020, the outstanding balance due from employees was $961,020.

16. Warrants to Purchase Common Shares

In 2017 Athena Bitcoin issued warrants to purchase 202,350 shares of Athena’s common stock for $14,005 for a right to purchase common shares in Athena Bitcoin, priced at $2.00 to $3.00 per share, at an average exercise price of $2.49 per share. There was no activity related to these warrants in 2019 and the warrants to purchase 202,350 shares of Athena common stock remained outstanding on December 31, 2019 and were classified as equity. In January 2020, warrants to purchase 102,350 shares of Athena Bitcoin common stock at an average exercise price of $2.00 per share were exercised, some of them in a cashless manner, against a lesser number of shares. As a result of the exercise of these warrants, the net issuance of Athena common stock was 93,106 shares (exchanged into 115,888,490 shares of the Company’s common stock on January 31, 2020).

The unexercised warrants to purchase 100,000 shares of Athena Bitcoin common stock, at an exercise price of $3 per share, remain outstanding as of December 31, 2020. The warrant will expire on May 30, 2025. As of December 31, 2020, there are 3,096,345 shares of Athena Bitcoin issued and outstanding, all of which are held by the Company.

17. Related Party

Aside from the transactions discussed in other notes to these financial statements, the Company continues to carry a payables balance to Red Leaf Opportunities Fund LP, an entity in which Eric Gravengaard, the Chief Executive Officer has a controlling interest in the General Partner, Red Leaf Advisors LLC, for previous purchases of crypto assets. The outstanding balance due to Red Leaf Opportunities Fund LP as of December 31, 2020 and 2019 was $406,905 and $531,905, respectively, and is recorded in accounts payable, related party in the consolidated balance sheets.

18. Income Taxes

Income before income taxes was attributable to the following regions:

Domestic	$828,298
Foreign	(241,034)
$587,264

F-49

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

Provision for (benefit from) income taxes consisted of the following:

Current:
Statutory Federal tax on income	$229,783
State income tax, net of federal benefit	94,445
Total Current	324,228
Deferred:
Statutory Federal tax on income	$122,791
State income tax, net of federal benefit	(19,274)
Total deferred tax liability	103,517
Total provision for income taxes	$427,745

A reconciliation of the statutory income tax rates and the effective tax rate as of December 31, 2020:

Statutory U.S. federal rate	21.0%
State income tax, net of federal benefit	7.8%
Stock compensation	17.1%
Valuation reserve (losses foreign subsidiaries)	8.6%
Permanent differences	18.3%
Provision for income (tax)	72.8%

The Company has determined that its right-of-use assets are true tax leases and has appropriately accounted for the related income tax benefits. The Company has taken the position that under current statute $665,673 in unrealized losses are not deductible.

The tax effects of the temporary differences and carryforwards as at December 31, 2020 that give rise to deferred tax liabilities consist of:

Deferred tax liability:
Depreciation and amortization, federal	$118,744
Depreciation and amortization, state	(15,227)
Total deferred tax liability	$103,517

F-50

Athena Bitcoin Global

Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2020 and 2019

The Company has filed a statement to revoke the previously filed election to be treated as a sub-chapter S corporation effective January 1, 2020. The Company does not have reason to believe that the Internal Revenue Service will refuse to treat the Company as a C corporation.

The Company is otherwise currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next twelve months.

Major tax jurisdictions are the United States and Illinois. All of the tax years will remain open three and four years for examination by the Federal and state tax authorities, respectively, from the date of utilization of the net operating loss. There are no tax audits pending.

18. Subsequent Events

The Company has evaluated subsequent events after the consolidated balance sheet date of December 31, 2020 through March 31, 2021 the date on which the consolidated financial statements were available to be issued.

On March 10, 2021, the Company's board of directors and majority shareholders approved a name change, however, the board of directors did not designate the proposed date for such change.

On March 31, 2021, the Company experienced a breach in its security that resulted in the loss of 29 Bitcoin with a market value of $1.7 million and resulting in a two-hour sales outage. The Company is working with the authorities in the hopes of apprehending the party or parties responsible and recovering the Bitcoin. This loss has not been provided for in these results and will be accounted in the results for the quarter ending March 31, 2021.

F-51

PART II- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fees	$
Printing expenses	$
Accounting fees and expenses	$
Legal fees and expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Directors and Officers.

We are a Nevada corporation, and accordingly, we are subject to the corporate laws under the Nevada Revised Statutes. Article Ten of our Amended and Restated Articles of Incorporation, Article V of our by-laws and the Nevada Revised Business Statutes, contain indemnification provisions.

Our Amended and Restated Articles of Incorporation provides that we will indemnify, in accordance with our by-laws and to the fullest extent permitted by the Nevada Revised Statutes or any other applicable laws, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including an action by or in the right of the corporation, by reason of such person acting as a director or officer of the corporation or any of its subsidiaries against any liability or expense actually and reasonably incurred by such person. We will be required to indemnify an officer or director in connection with an action, suit or proceedings initiated by such person only if (i) such action, suit or proceeding was authorized by the Board and (ii) the indemnification does no relate to any liability arising under Section 16(b) of the Exchange Act, as amended, or rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise. Indemnification shall include payment by us of expenses in defending an action or proceeding in advance of final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it’s ultimately determined that such person is not entitled to indemnification.

All members of our Board of Directors are additionally subject to the protections offered by the Indemnification Agreement by and between the Company and each of the directors. We do not carry director and officer liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Item 15. Recent Sales of Unregistered Securities.

On June 22, 2021, the Company commenced its private offering of up to $5,000,000 of 6% Convertible Debentures to accredited investors only as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The maturity date on the 6% Convertible Debentures is two years after the date of issuance. The investor has an option to convert the principal amount of the Debenture into shares of common stock of the Company at a certain conversion – see Description of Capital Stock, page 68. The Company sold a total of $[●] of the 6% Convertible Debentures to [●] accredited investors. The proceeds of the private placement are for working capital and operations of the Company. The Company anticipates the closing of the private placement in September, 2021. Neither 6% Convertible Debentures nor the shares of common stock convertible upon the conversion of the Convertible Debentures, have been registered under the Securities Act, and have been issued in reliance upon an exemption from registration provided by Section 4(a)(2) and 4(a)(5) under the Securities Act and Regulation D promulgated thereunder and bear a Rule 144 restrictive legend.

Effective as of January 30, 2020, GamePlan, Inc., a Nevada corporation entered into a share exchange agreement dated as of January 14, 2020 (the "Share Exchange Agreement") with Athena Bitcoin, Inc., a Delaware corporation and certain Athena Bitcoin shareholders. In accordance with the terms and provisions of the Share Exchange Agreement, the Company acquired Athena Bitcoin in exchange for 3,593.644.680 newly issued "restricted" shares of common voting stock of the Company to the Athena Bitcoin shareholders on a pro rata basis for the purpose of effecting a tax-free reorganization pursuant to sections 351, 354 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Pursuant to the terms of the Share Exchange Agreement, each 1 share of common stock of Athena Bitcoin has been exchanged for 1,244.69 shares of the Company’s common stock. The shares of common stock issued to the Athena Bitcoin shareholders in connection with the Share Exchange (3,593.644.680) were issued with a Rule 144 restrictive legend. The shares issued in the Share Exchange were not registered under the Securities Act, in reliance upon an exemption from registration provided by Section 4(a)(2) and/or 4(a)(5) under the Securities Act and Regulation D promulgated thereunder.

On January 31, 2020 immediately following the closing of the Share Exchange transaction, the Company closed a private placement of its 8% Convertible Debentures in the total amount of $3,125,000 (the “Convertible Debentures”). The closing of the private placement was subject to the closing of the Share Exchange transaction by the Company which occurred on January 30, 2020. There were two purchasers of the Convertible Debentures: KGPLA, LLC, an entity in which a director of the Company and the Company’s beneficial owner of 41% has ownership interest ($3,000,000 principal amount of Convertible Debenture) and Swingbridge Crypto III, LLC ($125,000 principal amount of Convertible Debenture), an affiliate of the Company – see Note 7 to the Financial Statements. Both purchasers were accredited investors as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The Convertible Debentures have a maturity date of January 31, 2025 and bear interest at 8% per annum. The purchasers have an option to convert the outstanding principal and accrued interest amount of their respective Convertible Debentures into shares of common stock of the Company at the lower of $0.012 per share or 20% discount to the next major financing or change in control. Based upon the conversion ratio, the Convertible Debentures can be converted to up to 260,416,667 shares of common stock. In connection with the Convertible Debentures private placement, the purchasers acquired certain registration and voting rights – see Description of Securities and Management sections. Neither Convertible Debenture nor the shares of common stock convertible upon the conversion of the Convertible Debentures, have been registered under the Securities Act, and have been issued in reliance upon an exemption from registration provided by Section 4(a)(2) and 4(a)(5) under the Securities Act and Regulation D promulgated thereunder and bear a Rule 144 restrictive legend.

On December 24, 2018, the Company issued 45,210,500 shares of common stock to Robert Berry and 45,210,500 shares of common stock to Jon Jenkins, former officers and directors of the Company pursuant to the agreement for cancellation of debt owed to Mr. Berry valued at $1,500,000, with Dempsey Mork, the Company’s officer, director and majority shareholder. On the same date, Mr. Mork was issued 230,000,000 shares of common stock of the Company for payment of state corporate fees, transfer agent and other outstanding fees of the Company and his services rendered to the Company, in the name of Magellan Capital Partners, which is an entity controlled by Mr. Mork. All shares issued pursuant to the above transactions were not registered under the Securities Act, in reliance upon an exemption from registration provided by Section 4(a)(2) and/or 4(a)(5) under the Securities Act and Regulation D promulgated thereunder and had a Rule 144 restrictive legend.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) and/or Section 4(a)(5) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above.

All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

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Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
2.1+	Articles of Merger of GamePlan, Inc., as filed on December 31, 1991.

2.2+	Agreement and Plan of Merger between VPartments, GamePlan, Inc. and VPartments Stockholders filed on April 3, 2014

2.3*	Share Exchange Agreement dated January 14, 2020 by and among GamePlan, Inc., Athena Bitcoin, Inc. and certain of its shareholders.

3.1+	Articles of Incorporation for GamePlan Inc. a Nevada corporation, as filed on December 26, 1991.

3.2+	Articles of Amendment to the Articles of Incorporation filed on December 30, 1993.

3.3*	Amendment to the Articles of Incorporation of GamePlan, Inc. filed on January 22, 2020.

3.4*	Amended and Restated Articles of Incorporation of GamePlan, Inc. filed on May 13, 2020.

3.5*	Amendment to the Articles of Incorporation of GamePlan, Inc. filed on April 6, 2021.

3.6+	By-laws, as adopted on December 26, 1991.

3.7*	Bylaws of GamePlan, Inc., adopted as of January 19, 2020.

3.8*	Amended and Restated Bylaws of GamePlan, Inc., adopted as of January 31, 2020.

3.9*	Amended and Restated Bylaws of GamePlan, Inc., adopted as of July 29, 2020.

4.1**	Form of common stock certificate of the registrant.

4.2*	Warrant (Consolidated Trading Futures, LLC), May 30, 2017

4.3*	Form of Convertible Debenture

4.4*	Form of Right of First Refusal and Co-Sale Agreement

4.5*	Form of Investors’ Rights Agreement

5.1**	Opinion of Legal Counsel.

10.1+	Promissory Note between GamePlan, Inc. and Robert G. Berry filed on April 2, 2001.

10.2+	Option Agreement between the Company and Robert G. Berry filed on April 3, 2014.

10.3*	Securities Purchase Agreement dated January 31, 2020

10.4*	Indemnification Agreement between the Company and Edward A. Weinhaus dated as of March 10, 2020

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10.5*	Indemnification Agreement between the Company and Mike Komaranski dated as of March 10, 2020

10.6*	Indemnification Agreement between the Company and Huaxing Lu dated as of March 10, 2020

10.7*	Indemnification Agreement between the Company and Esteban Suarez dated as of March 10, 2020

10.8*	Indemnification Agreement between the Company and Eric Gravengaard dated as of March 10, 2020

10.9*	Voting Agreement dated as of January 31, 2020

10.10*	Simple Agreement for Future Tokens (Form)

10.11*	Amendment to Simple Agreement for Future Tokens, dated January 30,2020

10.12**	Offer Letter by and between GamePlan, Inc. and Rick Suri, dated as of February 18, 2021.

10.13*	Secured Convertible Promissory Note (Swingbridge), dated July 26, 2019

10.14*	Loan and Security Agreement (Swingbridge), dated July 26, 2019

10.15*	Promissory Note (secured), DV Chain, LLC, dated March 1, 2020

10.16*	2016 Equity Incentive Plan

10.17*	Form of Incentive Stock Option Agreement

10.18*	Securities Purchase Agreement dated June 22, 2021

10.19*	Loan Restructuring and Related Amendments Agreement dated July 12, 2021

10.20*	First Amendment to Loan Agreement dated July 12, 2021

10.21*	First Amendment to Securities Purchase Agreement dated July 12, 2021

10.22*	First Amendment to Voting Agreement dated July 12, 2021

10.23*	Security Agreement dated July 12, 2021

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10.24**†	Master Services Agreement with Treasury of El Salvador

10.25**†	Contract No _____ with Treasury of El Salvador

10.26**†	Contract No _____ with Treasury of El Salvador

10.27**†	Athena Service Addendum 1

10.28**†	Athena Service Addendum 2

10.29*†	Genesis Coin, Inc. Purchase and Sale Agreement dated October 1, 2015

10.30*	Genesis Coin, Inc. oral agreement with Athena Bitcoin, Inc

10.31**	Letter of Intent with Arley Lozano dated July 13, 2021

10.32**	Promissory Note from Banco Hipotecario dated September 22, 2021

14.1**	Code of Ethics

21.1*	List of subsidiaries.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of Legal Counsel (see Exhibit 5.1).

24.1**	Power of Attorney (see signature page hereto).

_______________________

*	Filed herewith.
**	To be filed by amendment
+	Previously filed by the Company with the Securities and Exchange Commission.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(b)	Financial Statement Schedule

All schedules have been omitted because the required information is included in the consolidated financial statements or the note thereto or is not applicable or required.

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ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in ______________________, State of Illinois, on the ___ day of _________, 2021.

ATHENA BITCOIN GLOBAL

By:
Eric Gravengaard
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities held and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	________, 2021
Eric Gravengaard	(Principal Executive Officer)

	Chief Financial Officer (Principal Financial and Accounting Officer)	________, 2021
Parikshat Suri

	President and Director	________, 2021
Edward Weinhaus, Esq.

	Director	________, 2021
Michael Komaransky

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